Filed Pursuant to Rule 424(b)(3)
Registration Statement No: 333-216780

FIRST MERCHANTS CORPORATION	THE ARLINGTON BANK

YOUR VOTE IS VERY IMPORTANT

PROSPECTUS OF FIRST MERCHANTS CORPORATION FOR UP TO

2,074,783 SHARES OF COMMON STOCK AND

PROXY STATEMENT OF THE ARLINGTON BANK

The Board of Directors of First Merchants Corporation (“First Merchants”) and the Board of Directors of The Arlington Bank (“Arlington Bank”) have approved an Agreement and Plan of Reorganization and Merger (the “Merger Agreement”), pursuant to which Arlington Bank will merge with and into First Merchants Bank (“First Merchants Bank”), a wholly-owned banking subsidiary of First Merchants (the “Merger”). This proposed strategic business combination will significantly expand First Merchants’ Columbus, Ohio presence and further strengthen its position as the second largest bank holding company headquartered in the State of Indiana. Following the Merger, the combined company will have 109 banking offices in twenty-seven Indiana counties, as well as two counties in both Ohio and Illinois, and have approximately $7.6 billion in assets, $5.4 billion in loans, $5.8 billion in deposits, and total shareholders’ equity of $974.5 million.

If the Merger Agreement is approved by the shareholders of Arlington Bank and the Merger is subsequently completed, each Arlington Bank common share will be converted into the right to receive 2.7245 shares (the “Exchange Ratio”) of First Merchants common stock. First Merchants will pay cash for any fractional shares resulting from application of the Exchange Ratio. The Exchange Ratio is subject to adjustments for stock splits, stock dividends, recapitalization, or similar transactions. Immediately prior to the Merger, each outstanding option to purchase Arlington Bank common shares will be converted into the right to receive cash in an amount equal to (a) the excess, if any, of (i) the Exchange Ratio multiplied by the average closing price of First Merchants common stock for the ten (10) trading days preceding the fourth calendar day prior to the date of the Merger, over (ii) the per share exercise price of such Arlington Bank stock option, multiplied by (b) the number of Arlington Bank common shares subject to such stock option, less (c) applicable tax withholdings.

First Merchants common stock is listed on The NASDAQ Global Select Market under the symbol “FRME.” On January 24, 2017, the last business day prior to the public announcement of the Merger, the closing price of a share of First Merchants common stock was $36.46, which, after giving effect to the Exchange Ratio of 2.7245, results in an implied value of approximately $99.34 per Arlington Bank common share as of such date. On April 12, 2017, the latest practicable date before the date of this proxy statement and prospectus, the closing price of a share of First Merchants common stock was $38.11, which, after giving effect to the Exchange Ratio of 2.7245, results in an implied value of approximately $103.83 per Arlington Bank common share as of such date. You should obtain a current market quotation for First Merchants before you vote.

We cannot complete the Merger unless a majority of the issued and outstanding common shares of Arlington Bank vote to approve the Merger Agreement. Arlington Bank will hold a special meeting of its shareholders to vote on this merger proposal. Your vote is very important. Whether or not you plan to attend the shareholder meeting, please take the time to vote by completing the enclosed proxy card and mailing it in the enclosed envelope. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the Merger Agreement. Not returning your card will have the same effect as a vote against the Merger Agreement.

The date, time and place of the meeting are as follows:

May 17, 2017, 5:00 p.m., local time

2130 Tremont Center

Upper Arlington, Ohio 43221

This proxy statement and prospectus provides you with detailed information about the special meeting and the proposed Merger. It also contains or references information about Arlington Bank and First Merchants. You can also get information about First Merchants from publicly available documents that have been filed with the Securities and Exchange Commission.

We strongly support the Merger of our companies. The Board of Directors of Arlington Bank unanimously recommends that you vote in favor of the Merger Agreement.

/s/ Michael C. Rechin President and Chief Executive Officer FIRST MERCHANTS CORPORATION	/s/ James R. DeRoberts Chairman and Chief Executive Officer THE ARLINGTON BANK

For a discussion of certain risk factors which you should consider in evaluating the Merger, see “Risk Factors” beginning on page 22. We encourage you to read this entire document carefully.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued pursuant to this proxy statement and prospectus or determined if this proxy statement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

These securities are not savings or deposit accounts or other obligation of any bank or non-bank subsidiary of either of our companies, and they are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other federal or state governmental agency.

Proxy statement and prospectus dated April 24, 2017, and first mailed to Arlington Bank shareholders on or about April 25, 2017.

ADDITIONAL INFORMATION

This document incorporates important business and financial information about First Merchants from other documents filed by First Merchants with the Securities and Exchange Commission (“SEC”) that are not delivered with or included in this document. This information (including the documents incorporated herein by reference) is available to you without charge upon your written or oral request. You may request these documents in writing or by telephone at the following addresses and telephone numbers:

First Merchants Corporation

200 East Jackson Street

Muncie, Indiana 47305

Attention: Brian T. Hunt,

Corporate Secretary

Telephone: (765) 747-1500

To ensure timely delivery, shareholders must request the documents containing the information described above no later than five (5) business days prior to the date of the special meeting of the Arlington Bank shareholders. Accordingly, if you would like to make such a request, please do so by May 10, 2017, in order to receive the requested information before the meeting.

You can also obtain copies of the documents incorporated by reference in this document through the SEC’s website at www.sec.gov. See “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 71.

THE ARLINGTON BANK

2130 Tremont Center

Upper Arlington, Ohio 43221

NOTICE OF SPECIAL MEETING OF

SHAREHOLDERS TO BE HELD ON

May 17, 2017

To Our Shareholders:

We will hold a special meeting of the shareholders of The Arlington Bank (“Arlington Bank”) on May 17, 2017, at 5:00 p.m., local time, at 2130 Tremont Center, Upper Arlington, Ohio 43221.

The purposes of the special meeting are:

1.	Merger Proposal. To consider and vote upon a proposal to approve the Agreement and Plan of Reorganization and Merger, dated January 25, 2017 (the “Merger Agreement”), among First Merchants Corporation (“First Merchants”), First Merchants Bank, a wholly-owned banking subsidiary of First Merchants (“First Merchants Bank”) and Arlington Bank, and to approve the transactions contemplated thereby (the “Merger Proposal”). Pursuant to the Merger Agreement, Arlington Bank will merge with and into First Merchants Bank (the “Merger”).

2.	Adjournment Proposal. To approve one or more adjournments of the Arlington Bank special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Merger Proposal (the “Adjournment Proposal”).

3.	Other Matters. To vote upon such other matters which may properly be presented at the special meeting or any adjournment or postponement of the special meeting. Arlington Bank’s Board of Directors is not aware of any such other matters.

The proxy statement and prospectus describes the Merger Agreement and the proposed Merger in detail and includes, as Annex A, the complete text of the Merger Agreement. We urge you to read these materials for a description of the Merger Agreement and the proposed Merger. In particular, you should carefully read the section captioned “Risk Factors” beginning on page 22 of the accompanying proxy statement and prospectus for a discussion of certain risk factors relating to the Merger.

The Board of Directors of Arlington Bank has fixed the close of business on April 14, 2017, as the record date for determining those shareholders who are entitled to notice of, and to vote at, the special meeting and any adjournment or postponement of the special meeting. Approval of the Merger Proposal requires the affirmative vote of at least a majority of the outstanding Arlington Bank common shares. Approval of the Adjournment Proposal only requires the affirmative vote of at least a majority of the Arlington Bank common shares voting at the meeting, in person or by proxy, so long as a quorum is present.

If you do not vote your shares in favor of the adoption and approval of the Merger Agreement, under the Ohio General Corporation Law (the “OGCL”), you will have the right to demand the fair cash value for your Arlington Bank common shares. To exercise your “dissenters’ rights,” you must adhere to the specific requirements of the OGCL. See “THE MERGER—Rights of Dissenting Shareholders” on page 44 of this proxy statement and prospectus and the complete text of the applicable sections of the OGCL attached to this proxy statement and prospectus as Annex B.

The Arlington Bank Board of Directors unanimously recommends that you vote “FOR” (1) approval of the Merger Proposal; and (2) approval of the Adjournment Proposal.

Whether or not you plan to attend the special meeting in person, please submit your proxy by completing, signing, and dating the enclosed proxy card and returning it as soon as possible using the enclosed postage-prepaid envelope. If you attend the special meeting, you may vote in person if you wish, even if you have previously submitted your proxy. Not submitting your proxy will have the same effect as a vote against the Merger Proposal.

By Order of the Board of Directors

James R. DeRoberts
April 24, 2017	Chairman and Chief Executive Officer
Upper Arlington, Ohio

FORWARD-LOOKING STATEMENTS

This document, and the information included or incorporated by reference into it, contain forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements can often, but not always, be identified by the use of words like “believe,” “continue,” “pattern,” “estimate,” “project,” “intend,” “anticipate,” “expect” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions. These forward-looking statements include, but are not limited to, statements relating to the benefits of the proposed Merger between First Merchants and Arlington Bank, including future financial and operating results, cost savings, enhanced revenues, and accretion/dilution to reported earnings that may be realized from the Merger, as well as other statements of expectations regarding the Merger, and other statements of First Merchants’ goals, intentions and expectations; statements regarding First Merchants’ business plan and growth strategies; statements regarding the asset quality of First Merchants’ loan and investment portfolios; and estimates of First Merchants’ risks and future costs and benefits, whether with respect to the Merger or otherwise.

These forward-looking statements are subject to significant risks, assumptions and uncertainties that may cause results to differ materially from those set forth in forward-looking statements, including, among other things: the risk that the businesses of the First Merchants and Arlington Bank will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected timeframe; revenues following the Merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the Merger; the ability to obtain required governmental and shareholder approvals, and the ability to complete the Merger on the expected timeframe; possible changes in economic and business conditions; the existence or exacerbation of general geopolitical instability and uncertainty; the ability of First Merchants to integrate recent acquisitions and attract new customers; possible changes in monetary and fiscal policies, and laws and regulations; the effects of easing restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the credit worthiness of customers and the possible impairment of collectability of loans; fluctuations in market rates of interest; competitive factors in the banking industry; changes in the banking legislation or regulatory requirements of federal and state agencies applicable to banks and bank holding companies; continued availability of earnings and excess capital sufficient to support continued dividends; changes in market, economic, operational, liquidity, credit and interest rate risks associated with the First Merchants’ and Arlington Bank’s business; and other risks and factors identified in First Merchants’ filings with the SEC.

Neither First Merchants nor Arlington Bank undertakes any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed herein unless required to under the federal securities laws. In addition, First Merchants’ and Arlington Bank’s past results of operations do not necessarily indicate either of their anticipated future results, whether the Merger is effectuated or not.

i

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER

AND THE SHAREHOLDER MEETING

Q:	What am I voting on?

A:	You are being asked to vote to approve the Merger Agreement, pursuant to which Arlington Bank will merge with and into First Merchants Bank, and to approve the transactions contemplated by the Merger Agreement (the “Merger Proposal”). First Merchants Bank would be the surviving entity in the Merger, and Arlington Bank would no longer be a separate company.

You are also being asked to vote on two additional proposals (completion of the Merger is not conditioned upon approval of any of these additional proposals):

•	a proposal to adjourn the Arlington Bank special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Merger Proposal (which we refer to as the “Adjournment Proposal”); and

•	to vote on such other matters that may be properly presented at the special meeting or any adjournment or postponement of the special meeting. Arlington Bank’s Board is not aware of any such other matters.

Q:	Why are First Merchants and Arlington Bank proposing to merge?

A:	We believe the Merger is in the best interests of both companies and our respective shareholders. With seven current banking locations in the Columbus, Ohio area and 120 local employees, First Merchants Bank has been serving Columbus for over 25 years. Partnered with Arlington Bank, First Merchants Bank believes it will become a stronger bank in the Columbus market, one of the fastest growing cities in the Midwest. The combination provides an excellent opportunity, as First Merchants strives to grow profitably and efficiently, in what has become a very competitive and highly-regulated industry.

You should review the background of and reasons for the Merger described in greater detail beginning on page 33.

Q:	What will Arlington Bank shareholders receive in the Merger?

A:	If the Merger Agreement is approved and the Merger is subsequently completed, each outstanding Arlington Bank common share will be converted into the right to receive 2.7245 shares (the “Exchange Ratio”) of First Merchants common stock (the “Merger Consideration”). Each Arlington Bank shareholder that would otherwise be entitled to receive a fractional share of First Merchants common stock will receive cash in lieu of such fractional share. The Exchange Ratio is subject to adjustments for stock splits, stock dividends, recapitalization, or similar transactions. Immediately prior to the Merger, each outstanding option to purchase Arlington Bank common shares will be converted into the right to receive cash in an amount equal to (a) the excess, if any, of (i) the Exchange Ratio multiplied by the average closing price of First Merchants common stock for the ten (10) trading days preceding the fourth calendar day prior to the date of the Merger, over (ii) the per share exercise price of such Arlington Bank stock option, multiplied by (b) the number of Arlington Bank common shares subject to such stock option, less (c) applicable tax withholdings.

Because the Exchange Ratio is fixed (except for customary anti-dilution adjustments), the value of the Merger Consideration that you will receive will depend on the market price of First Merchants common stock when you receive your shares of First Merchants common stock. The implied per share value of the Merger Consideration, based upon First Merchants’ closing stock price on April 12, 2017, the most recent practicable trading day before this proxy statement and prospectus was finalized, was $103.83 per share. No assurance can be given that the current market price of First Merchants common stock will be equivalent to the market price of First Merchants common stock on the date that shares of First Merchants common stock are received by an Arlington Bank shareholder or at any other time. You should obtain current market prices for shares of First Merchants common stock which is listed on The NASDAQ Global Select Market under the symbol “FRME.”

Q:	What risks should I consider before I vote on the Merger Proposal?

A:	You should carefully review the section captioned “RISK FACTORS” beginning on page 22.

Q:	Will First Merchants’ shareholders receive any shares or cash as a result of the Merger?

A:	No. After the Merger, First Merchants shareholders will continue to own the same number of First Merchants shares they owned before the Merger.

Q:	When is the Merger expected to be completed?

A:	We are working to complete the Merger as quickly as possible. We must first obtain the necessary regulatory approvals and the approval of Arlington Bank shareholders at the special meeting. We currently expect to complete the Merger during the second quarter of 2017.

Q:	What are the tax consequences of the Merger to me?

A:	The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). A U.S. Holder (as defined in the section captioned “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES” beginning on page 55) who exchanges all of its Arlington Bank common shares for shares of First Merchants common stock pursuant to the Merger will not recognize any gain or loss on the exchange for federal income tax purposes, except with respect to any cash received in lieu of a fractional share of First Merchants common stock. A U.S. Holder who receives cash in lieu of a fractional share of First Merchants common stock will be treated as having received such fractional share of First Merchants common stock pursuant to the Merger and then as having sold that fractional share of First Merchants common stock for cash. As a result, a U.S. Holder will generally recognize gain or loss equal to the difference between the amount of cash received and the U.S. Holder’s basis in the fractional share of First Merchants common stock determined as described above. At the closing of the Merger, First Merchants will receive an opinion from their tax attorneys confirming these tax consequences and Arlington Bank will receive a letter from First Merchants’ tax attorneys addressed to the shareholders of Arlington Bank to the effect that such shareholders shall be permitted to rely upon this tax opinion. Under the Merger Agreement, receipt of the tax opinion and the reliance letter may be waived by First Merchants and Arlington Bank, respectively, prior to the closing of the Merger. However, if receipt of such opinion and reliance letter were waived, Arlington Bank would resolicit its shareholders if any change in the tax consequences were material and disclose the reasons for the waiver and the change in tax consequences. Such resolicitation would require an amendment to the Registration Statement on Form S-4, of which this proxy statement and prospectus is a part. See “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES” beginning on page 55. Your individual tax consequences will depend on your personal situation. You should consult your tax advisor for a full understanding of the tax consequences of the Merger to you.

Q:	Will I have dissenters’ rights?

A:	The shareholders of Arlington Bank are entitled to dissenters’ rights in connection with the Merger under Section 1701.85 of the Ohio General Corporation Law (the “OGCL”), a copy of which is included as Annex B to this proxy statement and prospectus. If you wish to assert dissenters’ rights, you must deliver to Arlington Bank a written demand for payment of the fair cash value of your shares before the vote on the Merger is taken at the special meeting. In addition, you must not vote in favor of the Merger either in person or by proxy. The procedure for dissenting is explained more fully under “THE MERGER – Rights of Dissenting Shareholders” beginning on page 44 and in Annex B to this proxy statement and prospectus.

Q:	What do I need to do now?

A:	You should carefully read and consider the information contained in this document and any information incorporated herein by reference. Then, please submit your proxy by completing, signing, and dating the enclosed proxy card and returning it as soon as possible using the enclosed postage-prepaid envelope so that your shares can be voted at the special shareholder meeting. If a returned proxy card is signed but does not specify how you wish to vote your shares, your proxy will be voted “FOR” the: (1) approval of the Merger Proposal; and (2) approval of the Adjournment Proposal.

Q:	What if I don’t vote or I abstain from voting?

A:	If you do not vote or you abstain from voting, your abstention will count as a vote “AGAINST” the Merger Proposal.

Q:	May I change my vote after I have submitted my proxy?

A:	Yes. You can change your vote at any time before your proxy is voted at the special meeting. You can do this in one of three ways. First, you can send a written notice stating that you revoke your proxy. Second, you can complete and submit a new proxy, dated at a date later than your most recent proxy. Please submit your notice of revocation and/or new proxy card to The Arlington Bank, 2130 Tremont Center, Upper Arlington, Ohio 43221, Attention: Mark K. Milligan, Secretary. Third, you may attend the special meeting and vote in person. Simply attending the special meeting, however, will not revoke your proxy. You must request a ballot and vote the ballot at the meeting.

Q:	What constitutes a quorum?

A:	The presence, in person or by proxy, of shareholders holding at least a majority of the issued and outstanding shares of Arlington Bank entitled to vote as of April 14, 2017, the record date for the special meeting, will constitute a quorum for the special meeting. On the record date, there were 763,678 Arlington Bank common shares outstanding and entitled to vote at the special meeting.

Q:	Should I send in my stock certificate(s) now?

A:	No. After the Merger is completed, Arlington Bank shareholders will receive written instructions from First Merchants for exchanging their stock certificates for shares of First Merchants common stock and cash for fractional shares to be received by them in the Merger. If you are a First Merchants shareholder, you should retain your certificates, as you will continue to hold the First Merchants shares you currently own.

Q:	Whom should I contact if I have other questions about the Merger Agreement or the Merger?

A:	You may contact:

The Arlington Bank

2130 Tremont Center

Upper Arlington, Ohio 43221

Attention: James R. DeRoberts,

Chairman and Chief Executive Officer

Telephone (614) 486-9000

SUMMARY

This summary highlights selected information from this proxy statement and prospectus. Because this is a summary, it does not contain all of the information that is important to you. You should carefully read this entire document, including the documents incorporated herein by reference, and the other documents to which we have referred you before you decide how to vote. See “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 71 for a description of documents that we incorporate by reference into this document. Each item in this summary includes a page reference that directs you to a more complete description in this document of the topic discussed.

Description of First Merchants (page 58)

First Merchants Corporation

200 East Jackson Street

Muncie, Indiana 47305

(765) 747-1500

First Merchants is a financial holding company headquartered in Muncie, Indiana and was organized in September 1982. First Merchants common stock is listed on The NASDAQ Global Select Market under the symbol “FRME.” First Merchants has one full-service Indiana commercial bank charter, First Merchants Bank, which opened for business in Muncie, Indiana, in March 1893. First Merchants Bank also operates Lafayette Bank and Trust and First Merchants Private Wealth Advisors as divisions of First Merchants Bank. First Merchants Bank includes over 106 banking locations in 27 Indiana, two Illinois and two Ohio counties. First Merchants Bank’s business activities are currently limited to one significant business segment, which is community banking.

As of December 31, 2016, First Merchants had consolidated assets of $7.2 billion, consolidated deposits of $5.6 billion and shareholders’ equity of $902 million. As of December 31, 2016, First Merchants and its subsidiaries had 1,449 full-time equivalent employees. See “DESCRIPTION OF FIRST MERCHANTS” on page 58.

Description of Arlington Bank (page 59)

The Arlington Bank

2130 Tremont Center

Upper Arlington, Ohio 43221

(614) 486-9000

Arlington Bank is an Ohio savings bank headquartered in Upper Arlington, Ohio. Arlington Bank has been operating in the Columbus, Ohio market since 1999 and now serves customers through three banking center locations. Arlington Bank employed 67 full-time equivalent employees at December 31, 2016.

At December 31, 2016, Arlington Bank had assets of approximately $309 million, deposits of approximately $262 million, and shareholders’ equity of approximately $34 million.

The Merger (page 32)

We have attached a copy of the Merger Agreement to this document as Annex A. Please read the Merger Agreement in its entirety. It is the legal document that governs the Merger.

The Merger Agreement provides that, if all of the conditions are satisfied or waived, Arlington Bank will be merged with and into First Merchants Bank, immediately thereafter, Arlington Bank will cease to exist. We expect to complete the Merger during the second quarter of 2017.

Reasons for the Merger (pages 35 and 36)

First Merchants. First Merchants’ Board of Directors considered a number of financial and nonfinancial factors in making its decision to merge with Arlington Bank, including its respect for the ability and integrity of the Arlington Bank Board of Directors, management and staff. The Board believes that expanding First Merchants’ operations in the market areas where Arlington Bank operates offers financial and strategic benefits to First Merchants and Arlington Bank as a combined company.

Arlington Bank. In considering the Merger with First Merchants, Arlington Bank’s Board of Directors collected and evaluated a variety of economic, financial and market information regarding First Merchants and its subsidiaries, their respective businesses and First Merchants’ reputation and future prospects. In the opinion of Arlington Bank’s Board of Directors, favorable factors included First Merchants’ strong earnings and stock performance, its management, the compatibility of its markets to those of Arlington Bank, the likelihood of regulatory approvals of the Merger, and the attractiveness of First Merchants’ offer from a financial perspective. In addition, the Board of Directors considered the fairness opinion of Boenning & Scattergood, Inc. (“Boenning”), described below.

Opinion of Boenning & Scattergood, Inc. (page 38)

The Arlington Bank Board of Directors retained Boenning to render a fairness opinion in connection with the proposed Merger. At the meeting of the Arlington Bank Board of Directors on January 24, 2017, Boenning delivered to the Arlington Bank Board of Directors an oral opinion, which was confirmed by delivery of a written opinion, dated January 24, 2017, to the effect that, as of the date of the opinion and based upon and subject to the conditions, limitations, qualifications and assumptions set forth in the opinion, the right of the holders of Arlington Bank common shares to receive 2.7245 shares (the “Exchange Ratio”) of First Merchants common stock (the “Merger Consideration”) was fair, from a financial point of view, to such holders of Arlington Bank common shares, other than any holders who properly perfect their right to dissent under applicable law (the “Excluded Holders”).

The full text of the written opinion of Boenning, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion of Boenning, is attached as Annex C to this proxy statement and prospectus and is incorporated herein by reference. Arlington Bank shareholders are urged to read Boenning’s written opinion carefully and in its entirety. Boenning’s opinion is limited solely to the fairness, from a financial point of view, of the Exchange Ratio to be received in the Merger by the holders of Arlington Bank common shares (other than any Excluded Holders) and does not address Arlington Bank’s underlying business decision to effect the Merger or the relative merits of the Merger as compared to any alternative business strategies or transactions that might be available with respect to Arlington Bank. Boenning’s opinion does not constitute a recommendation to any shareholder of Arlington Bank as to how such shareholder should vote or act with respect to any matter relating to the Merger or otherwise.

What Arlington Bank Shareholders Will Receive (page 32)

If the Merger Agreement is approved and the Merger is subsequently completed, each outstanding Arlington Bank common share will be converted into the right to receive the Exchange Ratio of 2.7245 shares of First Merchants common stock. The number of shares of First Merchants common stock issuable to each Arlington Bank shareholder will be rounded to the nearest thousandth of a share. The Exchange Ratio is subject to adjustment for stock splits, stock dividends, recapitalization or similar transactions. Each Arlington Bank shareholder that would otherwise be entitled to receive a fractional share of First Merchants common stock will receive cash in lieu of such fractional share.

Because the Exchange Ratio is fixed (except for customary anti-dilution adjustments), the value of the Merger Consideration that you will receive will depend on the market price of First Merchants common stock when you receive your shares of First Merchants common stock. The implied per share value of the Merger Consideration, based upon First Merchants’ closing stock price on April 12, 2017, the most recent practicable trading day before this proxy statement and prospectus was finalized, was $103.83 per share. No assurance can be given that the current market price of First Merchants common stock will be equivalent to the market price of First Merchants common stock on the date that shares of First Merchants common stock are received by an Arlington Bank shareholder or at any other time.

Within three (3) business days following the effective date of the Merger, First Merchants will mail a letter of transmittal to each person who was, immediately prior to the effective time of the Merger, a holder of record of Arlington Bank common shares. The letter of transmittal will contain instructions for use in effecting the surrender of Arlington Bank stock certificates in exchange for the consideration to which such person may be entitled pursuant to the Merger Agreement.

What First Merchants Shareholders Will Receive (page 33)

First Merchants shareholders will not receive any consideration in the Merger. After the Merger, First Merchants shareholders will continue to own the same number of First Merchants shares owned before the Merger.

The Arlington Bank Special Shareholders Meeting (page 28)

The special meeting of Arlington Bank shareholders will be held on May 17, 2017, at 5:00 p.m., local time, at 2130 Tremont Center, Upper Arlington, Ohio 43221.

At the special meeting, Arlington Bank shareholders will be asked:

1.	Merger Proposal. To consider and vote upon a proposal to approve the Merger Agreement and to approve the transactions contemplated thereby. Pursuant to the Merger Agreement, Arlington Bank will merge with and into First Merchants Bank.

2.	Adjournment Proposal. To approve one or more adjournments of the Arlington Bank special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Merger Proposal.

3.	Other Matters. To vote upon such other matters which may properly be presented at the special meeting or any adjournment or postponement of the special meeting. Arlington Bank’s Board of Directors is not aware of any such other matters.

Arlington Bank Recommendation to Shareholders (page 44)

Arlington Bank’s Board of Directors unanimously approved and adopted the Merger Agreement and approved and authorized the proposed Merger. Arlington Bank’s Board of Directors concluded that entering into the Merger Agreement and completing the Merger and the other transactions contemplated by the Merger Agreement are in the best interest of Arlington Bank and the Arlington Bank shareholders. Arlington Bank’s Board of Directors unanimously recommends that Arlington Bank shareholders vote “FOR” (1) approval of the Merger Proposal, and (2) approval of the Adjournment Proposal. In reaching its determination, Arlington Bank’s Board of Directors considered a number of factors, which are described in the section captioned “THE MERGER—Arlington Bank’s Reasons for the Merger” beginning on page 36. Because of the wide variety of factors considered, Arlington Bank’s Board of Directors did not believe it practicable, nor did it attempt, to quantify or otherwise assign relative weight to the specific factors it considered in reaching its decision.

Arlington Bank Special Meeting Record Date; Vote Required (page 28)

Only Arlington Bank shareholders of record as of the close of business on April 14, 2017, are entitled to notice of, and to vote at, the Arlington Bank special meeting and any adjournments or postponements of the special meeting. As of the record date, there were 763,678 Arlington Bank common shares outstanding. Approval of the Merger Proposal requires the affirmative vote of holders of at least a majority of the outstanding Arlington Bank common shares entitled to vote. The approval of the Adjournment Proposal requires more votes to be cast in favor of the proposal than are cast against it. You can vote your shares by attending the Arlington Bank special meeting and voting in person, or you can vote by proxy by marking the enclosed proxy card with your vote, signing it and mailing it in the enclosed return envelope. You can revoke your proxy at any time before the special meeting by sending a written notice of revocation, submitting a new proxy or by attending the special meeting and voting in person.

No approval by First Merchants shareholders is required.

Voting Agreement (page 54)

Each member of the Board of Directors of Arlington Bank, as of January 25, 2017, the date the Merger Agreement was executed, entered into a voting agreement with First Merchants to cause all Arlington Bank common shares owned by each of them of record or beneficially on such date to be voted in favor of the Merger Proposal. See “THE MERGER AGREEMENT—Voting Agreement” on page 54. As of the record date, the members of the Arlington Bank Board of Directors had power to vote, or caused to be voted, an aggregate of 276,258 Arlington Bank common shares outstanding, representing 36.17% of the outstanding shares on that date.

What We Need to Do to Complete the Merger (page 48)

Completion of the Merger depends on a number of conditions being met or waived. In addition to our compliance with the Merger Agreement, these conditions include among others:

•	the approval of the Merger Agreement at the special meeting by a majority of the issued and outstanding Arlington Bank common shares;

•	the approval of the Merger by certain regulatory agencies and the expiration of any regulatory waiting periods;
•	the representations and warranties made by the parties in the Merger Agreement must be true, accurate and correct in all material respects on and as of the effective date of the Merger, except that representations and warranties that are qualified by materiality or a Material Adverse Effect (as defined below in “THE MERGER AGREEMENT—Conditions to Completion of the Merger”) must be true and correct in all respects, and provided that for those representations and warranties which address matters only as of an earlier date, then they shall be tested as of such earlier date;

•	the covenants made by the parties must have been complied with in all material respects from the date of the Merger Agreement through and as of the effective date of the Merger;

•	First Merchants must have received an opinion of Bingham Greenebaum Doll LLP that, for U.S. federal income tax purposes, the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

•	Arlington Bank must have received a letter from Bingham Greenebaum Doll LLP addressed to the shareholders of Arlington Bank, dated as of the effective date of the Merger, to the effect that such shareholders may rely on the opinion referenced immediately above;

•	the Registration Statement on Form S-4, of which this proxy statement and prospectus is a part, relating to the First Merchants shares to be issued pursuant to the Merger Agreement, must have become effective under the Securities Act of 1933, as amended (the “Securities Act”), and no stop order suspending the effectiveness of the Registration Statement shall have been issued or threatened by the SEC;

•	the shares of First Merchants common stock to be issued in the Merger shall have been listed for trading on The NASDAQ Global Select Market (subject to official notice of issuance);

•	there must be no order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger; and

•	other customary conditions and obligations of the parties set forth in the Merger Agreement.

Under the Merger Agreement, receipt of the tax opinion and the reliance letter referred to above may be waived by First Merchants and Arlington Bank, respectively, prior to the closing of the Merger. However, if receipt of such opinion and reliance letter were waived, Arlington Bank would resolicit its shareholders if any change in the tax consequences were material and disclose the reasons for the waiver and the change in tax consequences. Such resolicitation would require an amendment to the Registration Statement on Form S-4, of which this proxy statement and prospectus is a part.

Regulatory Approvals (page 45)

The Merger cannot be completed until First Merchants Bank receives necessary regulatory approvals, which include the approval of the Indiana Department of Financial Institutions (the “Indiana DFI”) and the Federal Deposit Insurance Corporation (the “FDIC”). First Merchants Bank has filed an application with the Indiana DFI and the FDIC, but cannot be certain when or if such approval will be obtained.

Conduct of Business Pending Merger (page 51)

Under the terms of the Merger Agreement, Arlington Bank and First Merchants must carry on their business in the ordinary course and, subject to certain limited exceptions, may not take certain extraordinary actions without first obtaining the other party’s consent.

Agreements of First Merchants (pages 45 and 53)

In the Merger Agreement, First Merchants has agreed, among other matters, to:

•	Proceed and use its reasonable and diligent efforts to obtain any consents and approvals for the Merger. See “THE MERGER—Regulatory Approvals” on page 45.

•	Take action as may be necessary to allow Arlington Bank’s employees, as soon as reasonably practicable following the effective date of the Merger, to participate in benefit plans First Merchants maintains for its employees. Until such time participation is implemented, First Merchants will assume, honor and continue the employee plans and benefit arrangements of Arlington Bank as in effect on the effective date of the Merger, subject to certain limitations set forth in the Merger Agreement. See “THE MERGER AGREEMENT—Employee Benefit Plans” on page 53.

•	Provide, or allow for, director and officer liability insurance and indemnification. See “THE MERGER AGREEMENT—Indemnification and Insurance of Arlington Bank Directors and Officers” on page 53.

Dissenters’ Rights (page 44)

The shareholders of Arlington Bank are entitled to dissenters’ rights in connection with the Merger under Section 1701.85 of the OGCL, a copy of which is included as Annex B to this proxy statement and prospectus. If you wish to assert dissenters’ rights, you must deliver to Arlington Bank a written demand for payment of the fair cash value of your shares before the vote on the Merger is taken at the special meeting. In addition, you must not vote in favor of the Merger either in person or by proxy. If the Merger Proposal is approved and the Merger is completed, and you have dissented and followed the required procedures, then you will not receive any shares of common stock of First Merchants. Instead, you will be entitled to receive the fair cash value of your Arlington Bank common shares as determined through the dissenters’ rights procedures. The procedure for dissenting is explained more fully under “THE MERGER—Rights of Dissenting Shareholders” beginning on page 44 and in Annex B to this proxy statement and prospectus.

Management and Operations After the Merger (page 53)

Arlington Bank’s corporate existence will cease after the Merger. Accordingly, the directors and officers of Arlington Bank will not serve in such capacities after the effective date of the Merger. Upon completion of the Merger, the current officers and directors of First Merchants and First Merchants Bank will continue to serve in such capacities. All members of the Arlington Bank Board of Directors will be invited to serve on the Ohio regional advisory board of First Merchants Bank.

Interests of Directors and Officers in the Merger That Are Different From Your Interests (page 46)

You should be aware that some of the directors and executive officers of Arlington Bank may have interests in the Merger that are different from, or in addition to, their interests as shareholders. Arlington Bank’s Board of Directors and First Merchants’ Board of Directors were aware of these interests and took them into consideration in approving the Merger Agreement and the Merger. These interests are as follows:

•	Arlington Bank has employment agreements with each of Thomas C. Westfall, President, Natalie Karas, Senior Vice President and Nona Durham, Treasurer, that provide for each such executive officer to receive, following a change in control, a multiple of the executive’s compensation prior to the change in control, subject to certain limitations. Under these agreements, Mr. Westfall, Ms. Karas and Ms. Durham would be entitled to receive approximately $833,000, $247,000 and $250,000, respectively.

•	Mr. Westfall and Ms. Karas will each receive restricted shares of First Merchants common stock under First Merchants 2009 Long-Term Equity Incentive Plan (having a value of $75,000 and $25,000, respectively) if they are employed by First Merchants Bank upon the effective date of the Merger.

•	First Merchants has agreed that for a period of six (6) years after the effective time of the Merger, it will maintain directors’ and officers’ liability insurance in force for the directors and officers of Arlington Bank and indemnify those persons, subject to certain conditions in the Merger Agreement.

Termination of the Merger (page 49)

Both First Merchants and Arlington Bank can mutually agree to terminate the Merger Agreement before we complete the Merger. In addition, either Arlington Bank or First Merchants acting alone can terminate the Merger Agreement under the circumstances described on page 49.

Arlington Bank has agreed to pay First Merchants a termination fee of $3,000,000 if:

•	Arlington Bank’s Board of Directors terminates the Merger Agreement in the exercise of its fiduciary duties after receipt of an unsolicited superior acquisition proposal from a third party;

•	First Merchants terminates the Merger Agreement because Arlington Bank’s Board of Directors withdraws or modifies its recommendation to Arlington Bank’s shareholders to vote for the Merger following receipt of a written proposal for an acquisition from a third party; or

•	First Merchants terminates the Merger Agreement because Arlington Bank fails to give First Merchants written notice that it intends to furnish information to or enter into discussions or negotiations with a third party relating to a proposed acquisition of Arlington Bank, or if Arlington Bank, within sixty (60) days after giving such notice, does not terminate such discussions or negotiations.

Material U.S. Federal Income Tax Consequences (page 55)

It is a condition to the closing of the Merger that Bingham Greenebaum Doll LLP deliver an opinion, effective as of the date of the Merger, to First Merchants substantially to the effect that, for United States federal income tax purposes, the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. This opinion will not, however, bind the Internal Revenue Service (the “IRS”) which could take a different view. It is also a condition to the closing of the Merger that Bingham Greenebaum Doll LLP deliver a letter to Arlington Bank, addressed to the shareholders of Arlington Bank and dated as of the effective date of the Merger, to the effect that the shareholders shall be permitted to rely upon the tax opinion referred to above. Under the Merger Agreement, receipt of the tax opinion and the reliance letter may be waived by First Merchants and Arlington Bank, respectively, prior to the closing of the Merger. However, if receipt of such opinion and reliance letter were waived, Arlington Bank would resolicit its shareholders if any change in the tax consequences were material and disclose the reasons for the waiver and the change in tax consequences. Such resolicitation would require an amendment to the Registration Statement on Form S-4, of which this proxy statement and prospectus is a part.

Determining the actual tax consequences of the Merger to you can be complicated. We suggest you consult with your own tax advisors with respect to the tax consequences of the Merger to you.

For a more detailed description of the material federal income tax consequences of the Merger to First Merchants and Arlington Bank shareholders, see “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES” on page 55.

Comparative Rights of First Merchants and Arlington Bank Shareholders (page 60)

The rights of shareholders of First Merchants and Arlington Bank differ in some respects. The rights of holders of First Merchants common stock are governed by the laws of the State of Indiana, including the Indiana Business Corporation Law, and First Merchants’ Articles of Incorporation and Bylaws. The rights of holders of Arlington Bank common shares are governed by the laws of the State of Ohio, the state in which Arlington Bank is incorporated, and by Arlington Bank’s Articles of Incorporation, Constitution and Bylaws. Upon completion of the Merger, Arlington Bank shareholders who receive First Merchants common stock will take such stock subject to First Merchants Articles of Incorporation and Bylaws.

Authorized But Unissued Shares

First Merchants	Arlington Bank

First Merchants’ Articles of Incorporation authorize the issuance of 50,000,000 shares of common stock, no par value, of which 40,912,697 shares were outstanding as of December 31, 2016. The shareholders of First Merchants will consider, at the May 1, 2017 annual meeting of shareholders, a proposal to amend the First Merchants’ Articles of Incorporation in order to increase the number of authorized shares of common stock from 50,000,000 shares to 100,000,000.

First Merchants’ Board of Directors may authorize the issuance of additional shares of common stock up to the amounts authorized in First Merchants’ Articles of Incorporation without further shareholder approval, subject only to the restrictions of the Indiana Business Corporation Law and the Articles of Incorporation. First Merchants has 500,000 shares of preferred stock authorized. First Merchants has designated 116,000 of those preferred shares as Fixed Rate Cumulative Perpetual Preferred Stock, Series A, $1,000 per share liquidation amount, no shares of which are currently outstanding. First Merchants has designated 90,823.23 of the preferred shares as Senior Non-Cumulative Perpetual Preferred Stock, Series B, $1,000 per share liquidation amount, no shares of which are currently outstanding. The preferred shares are available to be issued, without prior shareholder approval, in classes with the rights, privileges and preferences determined for each class by the Board of Directors of First Merchants. The shareholders of First Merchants will consider, at the May 1, 2017 annual meeting of shareholders, a proposal to amend the First Merchants’ Articles of Incorporation in order to eliminate the Fixed Rate Cumulative Perpetual Preferred Stock, Series A, and the Senior Non-Cumulative Perpetual Preferred Stock, Series B.

The Articles of Incorporation of Arlington Bank authorize the issuance of 11,000,000 shares, consisting of 10,000,000 common shares, $0.50 par value, and 1,000,000 preferred shares, $0.50 par value. As of the date of this proxy statement and prospectus, there were 763,678 common shares outstanding, and no shares of preferred stock outstanding. The Arlington Bank Board of Directors may authorize the issuance of additional common and preferred shares in the amounts, and subject to the terms, authorized in the Articles of Incorporation without shareholder approval, subject to the restrictions of the OGCL, Chapters 1161 through 1165 of the Ohio Revised Code (the Ohio Savings Bank Law) and the Articles of Incorporation of Arlington Bank.

As of December 31, 2016, First Merchants had 221,005 shares of its common stock reserved and remaining available for issuance under its 2009 Long-term Equity Incentive Plan, 50,436 shares of its common stock reserved and remaining available for issuance under its Dividend Reinvestment and Stock Purchase Plan and 326,061 shares of its common stock reserved and remaining available for issuance under its 2008 Equity Compensation Plan for Non-Employee Directors. In addition, as of December 31,

2016, First Merchants had no options granted but unexercised under its 1994 Stock Option Plan, 163,811 options granted but unexercised under its 1999 Long-term Equity Incentive Plan, and 96,400 options granted but unexercised under its 2009 Long-term Equity Incentive Plan, with shares reserved and remaining available equal to the outstanding options under each plan.

The issuance of additional shares of First Merchants common stock or the issuance of additional First Merchants preferred stock may adversely affect the interests of First Merchants shareholders by diluting their voting and ownership interests.

Restrictions on Transfer of Shares

First Merchants	Arlington Bank

The holders of First Merchants common stock are generally not restricted on sales of their shares. The shares are also registered under Section 12 of the Securities and Exchange Act of 1934 (the “Exchange Act”) and listed for exchange on The NASDAQ Global Select Market. As a result, a public market exists for the shares of common stock.	Arlington Bank common shares are not registered under the Securities Act. Arlington Bank common shares are not listed on an exchange or quoted on any automated services, no established public trading market exists for Arlington Bank’s common shares and, to the knowledge of Arlington Bank, no brokerage or other firm makes a market in Arlington Bank common shares.

Dividend Rights

First Merchants	Arlington Bank

The holders of First Merchants common stock are entitled to dividends and other distributions when, as and if declared by its Boards of Directors.

Generally, First Merchants may not pay a dividend if, after giving effect to the dividend:

•    First Merchants would not be able to pay its debts as they become due in the usual course of business; or

•    First Merchants’ total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy preferential rights of shareholders payable upon dissolution.

The amount of dividends, if any, that may be declared by First Merchants in the future will necessarily depend upon many factors, including, among other things, future earnings, capital requirements, business conditions and capital levels of subsidiaries (since First Merchants is primarily dependent upon dividends paid by its subsidiaries for revenues), the discretion of First Merchants’ Board of Directors and other factors that may be appropriate in determining dividend policies.

The holders of Arlington Bank common shares are entitled to dividends and other distributions when, as and if declared by its Boards of Directors.

Generally, Arlington Bank may not pay a dividend if, after giving effect to the dividend:

•    Arlington Bank would not be able to pay its debts as they become due in the usual course of business; or

•    Arlington Bank’s total assets would be less than the sum of its total liabilities plus its stated capital.

First Merchants Bank may pay cash dividends to First Merchants on its common stock only out of adjusted retained net profits for the year in which the dividend is paid and the two preceding years.

First Merchants Bank will ordinarily be restricted to paying dividends in a lesser amount to First Merchants than is legally permissible because of the need for the banks to maintain adequate capital consistent with the capital adequacy guidelines promulgated by the banks’ principal federal regulatory authorities. If a bank’s capital levels are deemed inadequate by the regulatory authorities, payment of dividends to its parent holding company may be prohibited. First Merchants Bank is not currently subject to such a restriction.

Effective Date of the Merger (page 45)

The Merger will become effective when we file Articles of Merger with the Secretary of the State of Indiana, or at such later date and time as may be set forth in the Articles of Merger. We expect the Merger to become effective during the second quarter of 2017.

Comparative Market Price Information

Shares of First Merchants common stock are listed on The NASDAQ Global Select Market under the symbol “FRME.” The following table presents quotation information for First Merchants common stock on January 24, 2017, the business day before the Merger was publicly announced, and April 12, 2017, the last practicable trading day for which information was available prior to the date of this proxy statement and prospectus.

First Merchants Common Stock Price

(Per Share)

	High	Low	Close
January 24, 2017	$36.54	$35.26	$36.46
April 12, 2017	$38.84	$37.98	$38.11

The market value of the aggregate consideration that Arlington Bank shareholders will receive in the Merger is approximately $75.6 million (or $99.34 per Arlington Bank common share) based on 761,528 Arlington Bank common shares outstanding (the number outstanding on January 25, 2017, the date of the Merger Agreement) and First Merchants’ closing stock price of $36.46 on January 24, 2017, the business day before the Merger was publicly announced.

The market value of the aggregate consideration that Arlington Bank shareholders will receive in the Merger is approximately $79.1 million (or $103.83 per Arlington Bank common share) based on 761,528 Arlington Bank common shares outstanding (the number outstanding on January 25, 2017, the date of the Merger Agreement) and First Merchants’ closing stock price of $38.11 on April 12, 2017, the last practicable trading day prior to the date of this proxy statement and prospectus.

Also set forth below for the closing price of First Merchants common stock on January 24, 2017, and April 12, 2017, is the equivalent pro forma price of Arlington Bank common shares, which we determined by multiplying the applicable price of First Merchants common stock by the number of shares of First Merchants common stock we are issuing for each Arlington Bank common share in the Merger, which is the Exchange Ratio of 2.7245. The equivalent pro forma price of Arlington Bank common shares shows the implied value to be received in the Merger by Arlington Bank shareholders who receive First Merchants common stock in exchange for an Arlington Bank common share on these dates.

	First Merchants Common Stock	Arlington Bank Equivalent Pro Forma
January 24, 2017	$36.46	$99.34
April 12, 2017	$38.11	$103.83

We suggest you obtain a current market quotation for First Merchants common stock. We expect that the market price of First Merchants common stock will fluctuate between the date of this document and the date on which the Merger is completed and thereafter. Because the Exchange Ratio is fixed (except for customary anti-dilution adjustments) and the market price of First Merchants common stock is subject to fluctuation, the value of the shares of First Merchants common stock that Arlington Bank shareholders will receive in the Merger may increase or decrease prior to and after the Merger.

Comparative Per Share Data

The following table shows historical information about our companies’ earnings per share, dividends per share and book value per share, and similar information reflecting the Merger, which we refer to as “pro forma” information. In presenting the comparative pro forma information, we have assumed that the two companies had been combined throughout the period shown in the table. The pro forma information reflects the purchase method of accounting. The financial information presented under “Pro Forma” was compiled assuming 2,074,783 shares of First Merchants common shares are issued to Arlington Bank shareholders which assumes 761,528 Arlington Bank common shares are outstanding at the time of closing (the number outstanding on January 25, 2017) and assuming no dissenters.

We expect that we will incur reorganization and restructuring expenses as a result of combining our two companies. We also anticipate that the Merger will provide the combined company with financial benefits that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of the combined company, does not take into account these expected expenses or these anticipated financial benefits, and does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the merged company would have been had our companies been merged during the periods presented.

Arlington Bank does not have a class of securities registered under Section 12 of the Exchange Act, is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, and accordingly does not file documents and reports with the SEC to be incorporated by reference.

The information in the following table is based on historical financial information of Arlington Bank and First Merchants. The information with respect to First Merchants is included in its report previously filed with the SEC. The historical financial information of First Merchants has been incorporated into this document by reference. See “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 71 for a description of documents that we incorporate by reference into this document and how to obtain copies of them.

FIRST MERCHANTS AND ARLINGTON BANK

HISTORICAL AND PRO FORMA PER SHARE DATA

	First Merchants Historical	Arlington Bank Historical	Pro forma (1)
Year ended December 31, 2016
Net income per share
Basic	$1.99	$5.46	$1.99
Diluted	$1.98	$5.46	$1.98
Cash dividends per share	$0.54	$3.00	$0.54
Book value per share (at December 31)	$22.04	$43.97	$22.67

(1)	See “Unaudited Pro Forma Summary of Selected Consolidated Financial Data” on page 19 for certain supporting information.

SELECTED FINANCIAL DATA

The following tables set forth certain summary historical financial data for each of our companies. First Merchants’ and Arlington Bank’s balance sheet and income statement data as of and for the five years in the period ended December 31, 2016 are taken from each of First Merchants’ and Arlington Bank’s respective audited financial statements (which data and financial statements, in the case of First Merchants, are presented on a consolidated basis).

The following tables also set forth certain summary unaudited pro forma consolidated financial information for First Merchants and Arlington Bank reflecting the Merger. The pro forma disclosures are being presented to provide additional information in support of the pro forma data included under the “Comparative Per Share Data” section of this SUMMARY. As a result, this condensed pro forma presentation is not intended to comply with the disclosure requirements under Article 11 of Regulation S-X. The income statement information presented gives effect to the Merger as if it occurred on the first day of the period presented. The balance sheet information presented gives effect to the Merger as if it occurred on December 31, 2016. The financial information was compiled assuming 2,074,783 shares of First Merchants common shares are issued to Arlington Bank shareholders which assumes 761,528 Arlington Bank common shares are outstanding at the time of closing (the number outstanding on January 25, 2017) and assuming no dissenters.

The pro forma information reflects the purchase method of accounting, with Arlington Bank’s assets and liabilities recorded at their estimated fair values as of December 31, 2016. The actual fair value adjustments to the assets and the liabilities of Arlington Bank will be made on the basis of appraisals and evaluations that will be made as of the date the Merger is completed. Thus, the actual fair value adjustments may differ significantly from those reflected in these pro forma financial statements. In the opinion of First Merchants’ management, the estimates used in the preparation of these pro forma financial statements are reasonable under the circumstances.

We expect that we will incur reorganization and restructuring expenses as a result of combining our companies. We also anticipate that the Merger will provide the combined company with financial benefits that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under two sets of assumptions, does not take into account these expected expenses or anticipated financial benefits, and does not attempt to predict or suggest future results.

This selected financial data is only a summary and you should read it in conjunction with First Merchants’ consolidated financial statements and related notes incorporated into this document by reference. See “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 71 for a description of documents that we incorporate by reference into this document and how to obtain copies of such documents.

FIRST MERCHANTS

FIVE YEAR SUMMARY OF SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

(Dollars in Thousands, Except Per Share Amounts)

	For the Years Ended December 31,
	2016	2015	2014	2013	2012
Summary of Operations
Interest income	$253,312	$221,198	$208,879	$170,834	$175,949
Interest expense	26,839	24,794	21,842	16,569	23,613

Net interest income	226,473	196,404	187,037	154,265	152,336
Provision for loan losses	5,657	417	2,560	6,648	18,534

Net interest income after provision	220,816	195,987	184,477	147,617	133,802
Non-interest income	65,203	69,868	61,816	51,831	63,699
Non-interest expenses	177,359	174,806	164,008	139,034	136,307

Income before income tax expense	108,660	91,049	82,285	60,414	61,194
Income tax expense	27,609	25,665	22,123	15,884	16,072

Net Income	81,051	65,384	60,162	44,530	45,122
Preferred stock dividends and discount accretion	—	—	—	(2,380)	(4,539)

Net Income Available to Common Shareholders	$81,051	$65,384	$60,162	$42,150	$40,503

Per Share Data
Net income
Basic	$1.99	$1.73	$1.66	$1.42	$1.42
Diluted	$1.98	$1.72	$1.65	$1.41	$1.41
Cash dividends	$0.54	$0.41	$0.29	$0.18	$0.10

Balance End of Period
Total assets	$7,211,611	$6,761,003	$5,824,127	$5,437,262	$4,304,821
Total loans	5,142,574	4,703,716	3,932,100	3,637,740	2,924,509
Allowance for loan losses	66,037	62,453	63,964	67,870	69,366
Total deposits	5,556,498	5,289,647	4,640,694	4,231,468	3,346,383
Stockholders’ equity	901,657	850,509	726,827	634,923	552,236

Selected Ratios
Return on average assets	1.17%	1.07%	1.08%	0.95%	0.96%
Return on average equity	9.16%	8.67%	8.91%	7.80%	7.58%

ARLINGTON BANK

FIVE YEAR SUMMARY OF SELECTED HISTORICAL FINANCIAL DATA

(Dollars in Thousands, Except Per Share Amounts)

	For the Years Ended December 31,
	2016	2015	2014	2013	2012
Summary of Operations
Interest income	$11,759	$11,212	$10,519	$10,433	$10,202
Interest expense	1,417	1,277	1,285	1,318	1,685

Net interest income	10,342	9,935	9,234	9,115	8,517
Provision for loan losses	—	—	100	600	750

Net interest income after provision	10,342	9,935	9,134	8,515	7,767
Non-interest income	5,479	4,540	3,858	5,600	4,004
Non-interest expenses	9,524	9,069	8,261	8,793	7,579

Income before income tax expense	6,297	5,406	4,731	5,322	4,192
Income tax expense	2,150	1,849	1,687	1,821	1,415

Net Income	$4,147	$3,557	$3,044	$3,501	$2,777

Per Share Data
Net income
Basic	$5.46	$4.70	$4.05	$4.74	$3.79
Diluted	$5.46	$4.69	$4.04	$4.73	$3.77
Cash dividends	$3.00	$3.00	$2.50	$2.50	$1.50

Balance End of Period
Total assets	$308,994	$285,988	$279,334	$263,307	$262,098
Total loans	235,286	239,513	223,339	220,923	225,004
Allowance for loan losses	3,301	3,326	3,390	3,411	3,154
Total deposits	261,870	240,683	235,655	214,827	219,914
Stockholders’ equity	33,508	31,910	30,577	29,094	27,187

Selected Ratios
Return on average assets	1.39%	1.27%	1.13%	1.34%	1.09%
Return on average equity	12.25%	11.11%	9.98%	12.09%	10.50%

FIRST MERCHANTS

UNAUDITED PRO FORMA SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA

(Dollars in Thousands, Except Per Share Amounts)

For the Year Ended December 31, 2016 (1)
Summary of Operations
Interest income	$266,128
Interest expense	28,256

Net interest income	237,872
Provision for loan losses	5,657

Net interest income after provision	232,215
Non-interest income	70,682
Non-interest expenses	187,437

Income before income tax expense	115,460
Income tax expense	29,935

Net Income Available to Common Shareholders	$85,525

Per Share Data
Net income
Basic	$1.99
Diluted	$1.98
Cash dividends	$0.54
Balance End of Period
Total assets	$7,564,609
Earning assets	6,952,648
Investment securities	1,327,279
Loans	5,370,060
Allowance for loan losses	66,037
Total deposits	5,818,368
Borrowings	704,197
Stockholders’ equity	974,611

(1)	See Note 1 in “Notes to Unaudited Pro Forma Summary of Selected Consolidated Financial Data” on page 20 for information relating to the determination of the purchase price and application of the purchase method of accounting in estimating the fair values of Arlington Bank’s assets and liabilities as of December 31, 2016. The actual fair value adjustments to the assets and the liabilities of Arlington Bank will be made on the basis of appraisals and evaluations that will be made as of the date the Merger is completed.

NOTES TO UNAUDITED PRO FORMA SUMMARY OF SELECTED

CONSOLIDATED FINANCIAL DATA

(Dollars in Thousands, Except Per Share Amounts)

Note 1—Determination and Allocation of Purchase Price

Each Arlington Bank common share that is outstanding immediately prior to the Merger, other than shares held by persons who have perfected dissenters’ rights and any shares owned by Arlington Bank, will be converted into the right to receive 2.7245 shares of First Merchants common stock. The table below assumes the issuance of 2,074,783 shares of First Merchants common stock, which represents an assumed 761,528 Arlington Bank common shares outstanding (the number outstanding on January 25, 2017) multiplied by the Exchange Ratio.

To record goodwill generated from the acquisition
Purchase Price:
Arlington Bank shares outstanding	761,528
Exchange Ratio	2.7245

First Merchants shares issued	2,074,783
First Merchants common stock price at 1/24/2017	$36.46

Purchase Price	$75,646,588

Outstanding Arlington Bank stock options	2,250
Average First Merchants stock price less exercise price	$66.19

Cash paid for Arlington Bank stock options	$148,928

Total Purchase Price	$75,795,516

(Dollars in thousands)
Total Purchase Price	$75,796
Allocated to:
Historical book value of Arlington Bank assets and liabilities	33,508
Arlington Bank estimated transaction costs, net of tax	(1,716)

Adjusted book value of Arlington Bank	$31,792

Adjustments to record assets and liabilities at fair value:
Loans, fair value mark	$(7,800)
Arlington Bank allowance for loan losses write-off	3,301
Core deposits intangible	3,600
Deferred taxes	315

Total allocation	$(584)

Goodwill	$44,588

Recent Developments of First Merchants

On February 17, 2017, First Merchants and Independent Alliance Banks, Inc., an Indiana corporation (“IALB”), entered into an Agreement and Plan of Reorganization and Merger, pursuant to which IALB will merge with and into First Merchants. Pursuant to the transaction, the separate corporate existence of IALB will cease and First Merchants will survive. First Merchants currently holds 495,112 shares, or 12.1%, of IALB’s outstanding common stock, First Merchants having previously purchased such shares from an IALB shareholder for $19.8 million in November 2016.

Immediately following the IALB merger, IALB’s wholly-owned subsidiary, iAB Financial Bank (“IAB”), will be merged with and into First Merchants Bank, with First Merchants Bank as the surviving bank. Headquartered in Fort Wayne, Indiana, IAB operates 16 banking center locations in the Fort Wayne area. IAB has total assets of $1.1 billion, total loans of $753 million, and total deposits of $861 million (91% of which are core) and also earned a 0.94% return on average assets and 9.57% return on tangible common equity in 2016.

Upon the completion of the IALB merger, each share of outstanding IALB common stock will be converted into 1.6530 shares of First Merchants common stock. Based on the closing price of First Merchants’ common stock on February 16, 2017 of $42.10 per share, the transaction value for the remaining shares of common stock, not owned by First Merchants, is approximately $251.3 million. Subject to IALB’s shareholders’ approval of the merger, regulatory approvals and other customary closing conditions, the parties anticipate completing the IALB merger in the third quarter of 2017. It is uncertain what, if any, conditions may be imposed with respect to the proposed merger by any regulator.

RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this proxy statement and prospectus, including the matters addressed under the section “FORWARD-LOOKING STATEMENTS,” you should carefully consider the following risk factors in deciding how to vote for the Merger Proposal presented in this proxy statement and prospectus. You should also consider the other information in this proxy statement and prospectus and the other documents incorporated by reference into this proxy statement and prospectus. See “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 71.

Risk Factors Relating to the Merged Company and Its Industry

Combining the two companies may be more difficult, costly or time consuming than expected and the anticipated benefits and costs savings of the Merger may not be realized.

Even though First Merchants has acquired other financial services businesses in the past, the success of the Merger with Arlington Bank will depend on a number of factors, including, but not limited to, the merged company’s ability to:

•	integrate Arlington Bank’s operations with the operations of First Merchants;

•	maintain existing relationships with First Merchants’ depositors and Arlington Bank’s depositors to minimize withdrawals of deposits subsequent to the acquisition;

•	maintain and enhance existing relationships with borrowers of First Merchants and Arlington Bank;

•	achieve projected net income of First Merchants Bank and expected cost savings and revenue enhancements from the merged company;

•	control the incremental non-interest expense to maintain overall operating efficiencies;

•	retain and attract key and qualified management, lending and other banking personnel; and

•	compete effectively in the communities served by First Merchants and Arlington Bank, and in nearby communities.

First Merchants’ failure to successfully integrate Arlington Bank into its business may adversely affect its financial condition and results of operations.

The value of the consideration to be received by Arlington Bank shareholders in the Merger will fluctuate.

If the Merger is completed, Arlington Bank shareholders will receive a number of shares of First Merchants common stock based on a fixed Exchange Ratio of 2.7245 shares of First Merchants common stock for each Arlington Bank common share. Because the market value of First Merchants common stock may (and likely will) fluctuate, the value of the stock consideration you receive for your shares may also fluctuate. The market value of First Merchants common stock could fluctuate for any number of reasons, including those specific to First Merchants and those that influence trading prices of equity securities generally. As a result, you will not know the exact value of the shares of First Merchants common stock you will receive at the time you must vote your shares. The value of First Merchants common stock on the closing date of the Merger may be greater or less than the market price of First Merchants common stock on the record date, on the date of this proxy statement and prospectus or on the date of the special meeting. Moreover, the fairness opinion of Boenning is dated January 24, 2017. Changes in the operations and prospects of First Merchants and Arlington Bank, general market and economic conditions and other factors which are both within and outside of the control of First Merchants and Arlington Bank, on which the fairness opinion is based, may alter the relative value of the companies. The fairness opinion does not address the fairness of the Exchange Ratio at the time the Merger will be completed.

We encourage you to obtain a current market quotation for First Merchants common stock because the value of any First Merchants shares you receive may be more or less than the value of such shares as of the date of this document.

The merged company’s allowance for loan losses may not be adequate to cover actual loan losses.

The merged company’s loan customers may not repay their loans according to their terms, and the customers’ collateral securing the payment of their loans may be insufficient to assure repayment. As of December 31, 2016, approximately 66% of the merged company’s loans are comprised of commercial real estate and commercial lines of credit and term and development loans, which can result in higher loan loss experience than residential loans in economic downturns. The underwriting, review and monitoring that will be performed by the merged company’s officers and directors cannot eliminate all of the risks related to these loans.

Each of First Merchants and Arlington Bank make various assumptions and judgments about the collectability of their respective loan portfolios and provide an allowance for loan losses based on a number of factors. If the assumptions are wrong or the facts and circumstances subsequently and materially change, the allowance for loan losses and Merger-related credit marks may not be sufficient to cover the merged company’s loan losses. The merged company may have to increase its allowance for loan losses in the future, which could decrease its net income.

Deterioration in loan quality will adversely affect the merged company’s results of operations and financial condition.

Each of First Merchants and Arlington Bank seek to mitigate the risks inherent in their respective loan portfolios by adhering to sound underwriting practices. Their lending strategies also include emphasizing diversification on a geographic, industry and customer level, regular credit quality reviews and management reviews of large credit exposures and loans experiencing deterioration of credit quality. There is continuous review of their loan portfolios, including internally administered loan “watch” lists and independent loan reviews. These evaluations take into consideration identified credit problems, as well as the possibility of losses inherent in the loan portfolio that are not specifically identified. Although First Merchants and Arlington Bank believe their underwriting and loan review procedures are appropriate for the various kinds of loans they make, the merged company’s results of operation and financial condition will be adversely affected in the event the quality of their respective loan portfolios deteriorates. As of December 31, 2016, First Merchants had $34.7 million and Arlington Bank had $626,638 in non-performing loans.

Changes in interest rates may reduce the merged company’s net interest income.

Like other financial institutions, the merged company’s net interest income is its primary revenue source. Net interest income is the difference between interest earned on loans and investments and interest expense incurred on deposits and other borrowings. The merged company’s net interest income will be affected by changes in market rates of interest, the interest rate sensitivity of its assets and liabilities, prepayments on its loans and investments and limits on increases in the rates of interest charged on its residential real estate loans.

The merged company will not be able to predict or control changes in market rates of interest. Market rates of interest are affected by regional and local economic conditions, as well as monetary policies of the Federal Reserve Board. The following factors also may affect market interest rates:

•	inflation;

•	slow or stagnant economic growth or recession;

•	unemployment;

•	money supply;

•	international disorders;

•	instability in domestic and foreign financial markets; and

•	other factors beyond the merged company’s control.

Each of First Merchants and Arlington Bank has policies and procedures designed to manage the risks from changes in market interest rates; however, despite risk management, changes in interest rates could adversely affect the merged company’s results of operations and financial condition.

Changes in economic conditions and the geographic concentration of the merged company’s markets could adversely affect the merged company’s financial condition.

The merged company’s success will depend to a great extent upon the general economic conditions of the Central and Northwestern Indiana and Central Ohio areas. Unlike larger banks that are more geographically diversified, the merged company will provide banking and financial services to customers primarily located in these areas. Favorable economic conditions may not exist in the merged company’s markets.

A continued economic slowdown could have the following consequences:

•	loan delinquencies may increase;

•	problem assets and foreclosures may increase;

•	demand for the products and services of Arlington Bank and First Merchants may decline; and

•	collateral for loans made by Arlington Bank and First Merchants may decline in value, in turn reducing customers’ borrowing power, and reducing the value of assets and collateral associated with existing loans.

Anti-takeover defenses may delay or prevent future mergers.

Provisions contained in First Merchants’ Articles of Incorporation and Bylaws and certain provisions of Indiana law could make it more difficult for a third party to acquire First Merchants, even if doing so might be beneficial to First Merchants shareholders. See “COMPARISON OF COMMON STOCK—Anti-Takeover Provisions” on page 65. These provisions could limit the price that some investors might be willing to pay in the future for shares of First Merchants common stock and may have the effect of delaying or preventing a change in control.

If the Merger is not completed, the parties will have incurred substantial expenses without realizing the expected benefits.

First Merchants and Arlington Bank have incurred substantial expenses in connection with the transactions described in this proxy statement and prospectus. The completion of the Merger depends on the satisfaction of several conditions. We cannot guarantee that these conditions will be met. Arlington Bank expects to incur approximately $2.5 million in pre-tax Merger-related expenses and First Merchants expects to incur approximately $4.4 million in pre-tax Merger-related expenses, which include legal, accounting and financial advisory expenses and which excludes any termination fees, if applicable. Although some of these expenses will not be incurred if the Merger is not completed, others will and such expenses could have a material adverse impact on the financial condition of First Merchants and Arlington Bank because they would not have realized the expected benefits of the Merger. There can be no assurance that the Merger will be completed.

The Merger Agreement may be terminated in accordance with its terms and the Merger may not be completed, which could have a negative impact on Arlington Bank.

The Merger Agreement with First Merchants is subject to a number of conditions which must be fulfilled in order to close. Those conditions include: Arlington Bank shareholder approval, regulatory approvals, the continued accuracy of certain representations and warranties by both parties and the performance by both parties of certain covenants and agreements. There can be no assurance that the Merger will be completed.

In addition, certain circumstances exist where Arlington Bank may choose to terminate the Merger Agreement, including the acceptance of a superior acquisition proposal. See “THE MERGER—Exchange of Arlington Bank Common Stock” for a more complete discussion of the consideration to be paid in the Merger and “THE MERGER AGREEMENT—Termination; Waiver; Amendment” for a more complete discussion of the circumstances under which the Merger Agreement could be terminated. There can be no assurance that the conditions to closing the Merger will be fulfilled or that the Merger will be completed.

If the Merger Agreement is terminated, there may be various consequences to Arlington Bank, including:

•	Arlington Bank’s businesses may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the Merger, without realizing any of the anticipated benefits of completing the Merger; and

•	Arlington Bank will have incurred substantial expenses in connection with the Merger, without realizing any of the anticipated benefits of completing the Merger.

If the Merger Agreement is terminated by Arlington Bank due to its acceptance of a superior acquisition proposal or by First Merchants due to the failure of Arlington Bank’s Board of Directors to recommend approval of the Merger Agreement to its shareholders by reason of a superior acquisition proposal or for certain related reasons, then Arlington Bank has agreed pay to First Merchants a $3,000,000 termination fee. The payment of the termination fee could have a material adverse effect on Arlington Bank’s financial condition, and there can be no assurance that Arlington Bank would be able to complete a transaction with a party willing to pay an equivalent or more attractive price than the price First Merchants has agreed to pay in the Merger.

The termination fee and the restrictions on solicitation contained in the Merger Agreement may discourage other companies from trying to acquire Arlington Bank.

Until the completion of the Merger, with some exceptions, Arlington Bank is prohibited from soliciting, initiating, encouraging or participating in any discussion of or otherwise considering any inquiries or proposals that may lead to an acquisition proposal, such as a merger or other business combination transaction, with any person other than First Merchants. In addition, Arlington Bank has agreed to pay a termination fee of $3,000,000 to First Merchants if the Arlington Bank Board of Directors does not recommend approval of the Merger Agreement to the Arlington Bank shareholders by reason of a superior acquisition proposal. These provisions could discourage other companies from trying to acquire Arlington Bank even though such other companies might be willing to offer greater value to Arlington Bank’s shareholders than First Merchants has offered in the Merger Agreement. The payment of the termination fee also could have a material adverse effect on Arlington Bank’s financial condition.

The market price of First Merchants common stock after the Merger may be affected by factors different from those affecting the shares of Arlington Bank or First Merchants currently.

Upon completion of the Merger, holders of Arlington Bank common shares will become holders of First Merchants common stock. First Merchants’ business differs in important respects from that of Arlington Bank, and, accordingly, the results of operations of the combined company and the market price of First Merchants common stock after the completion of the Merger may be affected by factors different from those currently affecting the independent results of operations of each of First Merchants and Arlington Bank. First Merchants is, and will continue to be, subject to the risks described in First Merchants’ Annual Report on Form 10-K for the fiscal year ended December 31, 2016, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this proxy statement and prospectus. See the documents incorporated by reference in this proxy statement and prospectus and referred to under “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 71.

Arlington Bank shareholders will have a reduced ownership and voting interest after the Merger and will exercise less influence over management.

Arlington Bank’s shareholders currently have the right to vote in the election of the Arlington Bank Board of Directors and on other matters affecting Arlington Bank. When the Merger occurs, each Arlington Bank shareholder will become a shareholder of First Merchants with a percentage ownership of the combined organization that is smaller than the shareholder’s percentage ownership of Arlington Bank. Because of this, Arlington Bank’s shareholders will have less influence over the management and policies of First Merchants than they now have over the management and policies of Arlington Bank.

Risk Factors Relating to the Merger

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the Merger.

The transactions contemplated in the Merger Agreement cannot be completed until First Merchants receives necessary regulatory approvals, which include the approval of the Federal Deposit Insurance Corporation. In determining whether to grant these approvals, the regulators consider a variety of factors, including the regulatory standing of each party and the factors described under “THE MERGER—Regulatory Approvals.” An adverse development in either party’s regulatory standing or these factors could result in an inability to obtain approval or delay its receipt. These regulators may impose conditions on the completion of the Merger or require changes to the terms of the Merger. Such conditions or changes could have the effect of delaying or preventing completion of the Merger or imposing additional costs on or limiting the revenues of the combined company following the Merger and the Bank Merger, any of which might have an adverse effect on the combined company following the Merger. Regulatory approvals could also be impacted based on the status of any ongoing investigation of either party or its customers, including subpoenas to provide information or investigations, by a federal, state or local governmental agency.

Certain of Arlington Bank’s directors and executive officers have interests in the Merger that may differ from the interests of Arlington Bank’s shareholders.

Arlington Bank shareholders should be aware that some of Arlington Bank’s executive officers and directors have interests in the Merger and have arrangements that are different from, or in addition to, those of Arlington Bank shareholders generally. Arlington Bank’s Board of Directors was aware of and considered these interests, among other matters, when making its decision to approve and adopt the Merger Agreement, and in recommending that Arlington Bank shareholders vote in favor of approving the Merger Agreement.

For a description of these interests, see “THE MERGER—Interests of Certain Persons in the Merger” on page 46.

Arlington Bank and First Merchants will be subject to business uncertainties and contractual restrictions while the Merger is pending.

Uncertainty about the effect of the Merger on employees and customers may have an adverse effect on Arlington Bank or First Merchants. These uncertainties may impair Arlington Bank’s or First Merchants’ ability to attract, retain and motivate key personnel until the Merger is completed, and could cause customers and others that deal with Arlington Bank or First Merchants to seek to change existing business relationships with Arlington Bank or First Merchants. Retention of certain employees by Arlington Bank or First Merchants may be challenging while the Merger is pending, as certain employees may experience uncertainty about their future roles with Arlington Bank or First Merchants. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Arlington Bank or First Merchants, Arlington Bank’s and/or First Merchants’ business could be harmed. In addition, subject to certain exceptions, each of Arlington Bank and First Merchants has agreed to operate its business in the ordinary course prior to closing. See “THE MERGER AGREEMENT—Restrictions Affecting the Parties Prior to Completion of the Merger” on page 51 for a description of the restrictive covenants applicable to Arlington Bank and First Merchants while the Merger is pending.

The shares of First Merchants common stock to be received by Arlington Bank shareholders as a result of the Merger will have different rights from the Arlington Bank common shares.

Upon completion of the Merger, Arlington Bank shareholders will become First Merchants shareholders and their rights as shareholders will be governed by the First Merchants Articles of Incorporation and Bylaws. The rights associated with Arlington Bank common shares may be different from the rights associated with First Merchants common stock. Please see “COMPARISON OF COMMON STOCK” beginning on page 60 for a discussion of the different rights associated with First Merchants common stock.

The Merger may fail to qualify as a tax-free reorganization for federal tax purposes, resulting in your recognition of taxable gain or loss in respect of your Arlington Bank shares.

Arlington Bank intends the Merger to qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. Although the IRS will not provide a ruling on the matter, First Merchants will, as a condition to closing, obtain an opinion from legal counsel that the Merger will constitute a “reorganization” for federal tax purposes. This opinion does not bind the IRS or prevent the IRS from adopting a contrary position. As a condition to closing, Arlington Bank also will receive a letter from First Merchants’ legal counsel, addressed to the shareholders of Arlington Bank, to the effect that such shareholders shall be permitted to rely upon the tax opinion referred to above. If the Merger fails to qualify as a reorganization, you generally would recognize gain or loss on each Arlington Bank common share surrendered in an amount equal to the difference between your adjusted tax basis in that share and the fair market value of the Merger consideration received in exchange for that share upon completion of the Merger.

Arlington Bank shareholders will have dissenters’ rights in the Merger.

Dissenters’ rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a Merger, and to demand that the corporation pay the fair cash value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. The shareholders of Arlington Bank will have the rights accorded to dissenting shareholders under Section 1701.85 of the Ohio General Corporation Law. The fair cash value determined through a judicial proceeding may be more or less than the consideration offered under the Merger Agreement. As a result, First Merchants bears the risk that payments owed to dissenting shareholders may exceed the consideration outlined in this proxy statement and prospectus.

THE ARLINGTON BANK SPECIAL MEETING

Special Meeting of Shareholders of

The Arlington Bank

General Information

We are furnishing this document to the shareholders of Arlington Bank in connection with the solicitation by the Board of Directors of Arlington Bank of proxies for use at the Arlington Bank special meeting of shareholders to be held on May 17, 2017, at 5:00 p.m., local time, at 2130 Tremont Center, Upper Arlington, Ohio 43221. This document is first being mailed to Arlington Bank shareholders on April 25, 2017, and includes the notice of Arlington Bank special meeting, and is accompanied by a form of proxy.

Matters To Be Considered

The purposes of the special meeting are:

1.	Merger Proposal. To consider and vote upon a proposal to approve the Merger Agreement, pursuant to which Arlington Bank will merge with and into First Merchants Bank.

2.	Adjournment Proposal. To approve one or more adjournments of the Arlington Bank special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Merger Proposal.

3.	Other Matters. To vote upon such other matters which may properly be presented at the special meeting or any adjournment or postponement of the special meeting. The Board of Directors is not aware of any such other matters.

Pursuant to the Merger Agreement, Arlington Bank will merge into First Merchants. The Merger Agreement is attached to this document as Annex A and is incorporated in this document by reference. For a description of the Merger Agreement, see “THE MERGER AGREEMENT,” beginning on page 47.

Vote Required

Approval of the Merger Proposal requires the affirmative vote of at least a majority of the outstanding Arlington Bank common shares. Approval of the Adjournment Proposal only requires the affirmative vote of at least a majority of the Arlington Bank common shares voting at the meeting, in person or by proxy, so long as a quorum is present. Arlington Bank has fixed April 14, 2017, as the record date for determining those Arlington Bank shareholders entitled to notice of, and to vote at, the special meeting. Accordingly, if you were an Arlington Bank shareholder of record at the close of business on April 14, 2017, you will be entitled to notice of and to vote at the special meeting. Each Arlington Bank common share you own on the record date entitles you to one vote on each matter presented at the special meeting. At the close of business on the record date of April 14, 2017, there were 763,678 Arlington Bank common shares outstanding held by approximately  187 shareholders of record.

Voting Agreement

As of the record date, Arlington Bank’s Board of Directors had voting power with respect to an aggregate of 276,258 Arlington Bank common shares outstanding, representing 36.17% of the outstanding shares on that date. Each member of the Board of Directors of Arlington Bank entered into a voting agreement with First Merchants to cause all Arlington Bank common shares owned by them of record or beneficially to be voted in favor of the Merger Proposal. See “THE MERGER AGREEMENT—Voting Agreement” on page  47.

Proxies

If you are an Arlington Bank shareholder, you should have received a proxy card for use at the Arlington Bank special meeting with this proxy statement and prospectus. The accompanying proxy card is for your use in voting at the special meeting if you are unable or do not wish to attend the special meeting in person. The shares represented by proxies properly signed and returned will be voted at the special meeting as instructed by the Arlington Bank shareholder giving the proxies. Proxy cards that are properly signed and returned but do not have voting instructions will be voted “FOR” approval of the Merger Proposal and “FOR” the Adjournment Proposal.

If you deliver a properly signed proxy card, you may revoke your proxy at any time before it is exercised by:

•	delivering to the Secretary of Arlington Bank at or prior to the special meeting a written notice of revocation addressed to The Arlington Bank, 2130 Tremont Center, Upper Arlington, Ohio 43221, Attention: Mark K. Milligan, Secretary; or

•	delivering to Arlington Bank at or prior to the special meeting a properly completed proxy card having a later date; or

•	voting in person by ballot at the special shareholders meeting.

Because approval of the Merger Proposal requires the affirmative vote of at least a majority of the outstanding Arlington Bank common shares, abstentions will have the same effect as voting “AGAINST” approval of the Merger Proposal. Accordingly, your Board of Directors urges all Arlington Bank shareholders to vote by proxy by completing, dating and signing the accompanying proxy and returning it promptly in the enclosed postage-paid envelope. Abstentions and broker non-votes will have no effect on the Adjournment Proposal since it only requires a majority of the Arlington Bank common shares voting at the meeting. You should not send stock certificates with your proxy card.

Solicitation of Proxies

Arlington Bank will bear the entire cost of soliciting proxies from and mailing proxies to its shareholders in connection with the Arlington Bank special meeting. In addition to solicitation of proxies by mail, proxies may be solicited personally or by telephone by directors, officers and certain employees of Arlington Bank, who will not be specially compensated for such soliciting.

In soliciting proxies, no one has any authority to make any representations and warranties about the Merger or the Merger Proposal in addition to or contrary to the provisions stated in this document. No statement regarding the Merger, the Merger Agreement or the Merger Proposal should be relied upon except as expressly stated in this document.

Recommendation of the Arlington Bank Board of Directors

Arlington Bank’s Board of Directors has unanimously approved the Merger Agreement. Arlington Bank’s Board of Directors believes that the Merger is fair to and in the best interests of Arlington Bank and its shareholders. The Board unanimously recommends that the Arlington Bank shareholders vote “FOR” approval of the Merger Proposal and “FOR” approval of the Adjournment Proposal. See “THE MERGER—Arlington Bank’s Reasons for the Merger” on page 36 and “THE MERGER—Recommendation of the Arlington Bank Board of Directors” on page 44.

Other Matters

The special meeting of Arlington Bank shareholders has been called for the purposes set forth in the Notice to Arlington Bank shareholders included in this document. Your Board of Directors is unaware of any matter for action by shareholders at the special meeting other than as stated in the Notice or in this proxy statement and prospectus. However, the enclosed proxy will give discretionary authority to the persons named in the proxy with respect to matters which are not known to your Board of Directors as of the date hereof and which may properly come before the special meeting. It is the intention of the persons named in the proxy to vote with respect to such matters in accordance with the recommendations of the Board of Directors of Arlington Bank or, if no recommendations are given, in their best judgment. The approval of the transaction of any other business that may properly come before the special meeting generally requires more votes to be cast in favor of the proposal than are cast against it.

Beneficial Ownership of Arlington Bank Common Shares by Certain Shareholders

The following table shows, as of April 14, 2017, the beneficial ownership of each Arlington Bank director, each of the executive officers of Arlington Bank and all of the directors and executive officers as a group. No other persons beneficially own more than 5% of Arlington Bank’s outstanding common stock. Unless otherwise indicated, each person has sole voting and investment power with respect to the shares set forth in the following table.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Directors
James R. DeRoberts	70,875	(1)	9.3%
Mark K. Milligan	44,875	(2)	5.9%
John S. Christie	3,500		*
Richard A. DeRoberts	58,125	(3)	7.6%
William H. Mason	19,150	(4)	2.5%
Thomas C. Westfall	24,050	(5)	3.2%
John S. Wiseman	43,683	(6)	5.7%
Other Executive Officers
Natalie A. Karas	3,200		*
Rodney H. Lake	4,870		*
Nona A. Durham	10,600		1.4%
Directors and Executive Officers as a Group (10 persons)	282,928		37.0%

*	Less than 1% of the total outstanding.
(1)	Includes 67,208 shares held by Mr. J. DeRoberts’ spouse.
(2)	Includes 33,000 shares for which Mr. Milligan shares voting and investment power.
(3)	Includes 8,125 shares for which Mr. R. DeRoberts is trustee with sole voting power over his grandchildren’s irrevocable trust.
(4)	All of the shares are owned by Mr. Mason’s spouse, 18,150 of which are pledged as collateral.
(5)	Includes 8,500 shares owned jointly with Mr. Westfall’s spouse.
(6)	Includes 11,300 shares that are pledged as collateral.

MERGER PROPOSAL

Arlington Bank is asking its shareholders to approve the Merger Proposal. Holders of Arlington Bank common shares should read this proxy statement and prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the Merger Agreement and the Merger. A copy of the Merger Agreement is attached to this proxy statement and prospectus as Annex A.

After careful consideration, the Arlington Bank Board of Directors unanimously approved and adopted the Merger Agreement and determined it to be advisable and in the best interest of Arlington Bank and its shareholders of Arlington Bank. See “THE MERGER—Arlington Bank’s Reasons for the Merger; Recommendation of Arlington Bank’s Board of Directors” included elsewhere in this proxy statement and prospectus for a more detailed discussion of the Arlington Bank Board of Directors’ recommendation.

For the reasons discussed in this proxy statement and prospectus, the Arlington Bank Board of Directors unanimously determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable and in the best interests of Arlington Bank and its shareholders, and unanimously adopted and approved the Merger Agreement. The Arlington Bank Board of Directors unanimously recommends that Arlington Bank shareholders vote “FOR” approval of the Merger Proposal.

ADJOURNMENT PROPOSAL

The Arlington Bank special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Arlington Bank special meeting to approve the Merger Proposal.

If, at the Arlington Bank special meeting, the number of Arlington Bank common shares present or represented and voting in favor of the Merger Proposal is insufficient to approve the Merger Proposal, Arlington Bank intends to move to adjourn the Arlington Bank special meeting in order to enable the Board of Directors of Arlington Bank to solicit additional proxies for approval of the Merger Proposal. In that event, Arlington Bank will ask its shareholders to vote upon the Adjournment Proposal, but not the Merger Proposal.

In this Adjournment Proposal, Arlington Bank is asking its shareholders to authorize the holder of any proxy solicited by the Board of Directors of Arlington Bank, on a discretionary basis, to vote in favor of adjourning the Arlington Bank special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Arlington Bank shareholders who have previously voted.

The Board of Directors of Arlington Bank unanimously recommends a vote “FOR” the Adjournment Proposal.

THE MERGER

At the special meeting, the shareholders of Arlington Bank will consider and vote upon approval of the Merger Agreement. The following summary highlights certain information about the Merger. To understand the Merger, you should read carefully this entire proxy statement and prospectus, including the Merger Agreement, which is attached to this document as Annex A.

Description of the Merger

Under the terms and subject to the conditions of the Merger Agreement unanimously approved by each of the Arlington Bank, First Merchants and First Merchants Bank Boards of Directors, Arlington Bank will merge with and into First Merchants Bank and the separate corporate existence of Arlington Bank will cease. The rights of the Arlington Bank shareholders who receive First Merchants common stock in the Merger will be governed by the laws of the State of Indiana, the state in which First Merchants is incorporated, and by First Merchants’ Articles of Incorporation and Bylaws.

Exchange of Arlington Bank Common Shares

The Merger Agreement provides that Arlington Bank shareholders will have the right, with respect to each of their Arlington Bank common shares, to receive, without interest, 2.7245 shares (the “Exchange Ratio”) of First Merchants common stock (the “Merger Consideration”), subject to the payment of cash instead of fractional shares.

If First Merchants changes the number of outstanding shares of First Merchants common stock before the Merger through any stock split, stock dividend, recapitalization or similar transaction, then the Exchange Ratio will be proportionately adjusted so that Arlington Bank shareholders will receive such number of shares of First Merchants common stock as represents the same percentage of outstanding shares of First Merchants common stock at the effective date of the Merger as would have been represented by the number of shares of First Merchants common stock such shareholder would have received if the recapitalization had not occurred.

First Merchants will not issue fractional shares to Arlington Bank shareholders. Instead, Arlington Bank common shareholders will receive for each fractional share an amount in cash determined by multiplying (i) the fractional interest by (ii) the average of the closing price of the common stock of First Merchants as reported by Bloomberg, L.P. for the ten (10) days that First Merchants common stock trades on The NASDAQ Global Select Market preceding the fourth calendar day prior to the effective date of the Merger.

If you are an Arlington Bank shareholder and you receive First Merchants common stock as Merger Consideration for your Arlington Bank common shares, the value of the consideration that you will receive in the Merger will depend on the market price of First Merchants common stock when you receive your shares of First Merchants common stock. The implied per share value of the stock consideration, based upon First Merchants’ closing stock price on April 12, 2017, the most recent practicable trading day before this proxy statement and prospectus was finalized, was $103.83 per share. No assurance can be given (and it is not likely) that the current market price of First Merchants common stock will be equivalent to the market price of First Merchants common stock on the date that shares of First Merchants common stock are received by an Arlington Bank shareholder or at any other time.

On or prior to the effective date of the Merger, First Merchants will deposit with American Stock Transfer, as exchange agent, shares in book entry form of First Merchants common stock, each to be given to the holders of Arlington Bank common shares in exchange for old certificates representing Arlington Bank common shares. Within three (3) business days following the effective date of the Merger, First Merchants will mail a letter of transmittal to each person who was, immediately prior to the effective time of the Merger, a holder of record of Arlington Bank common shares. The letter of transmittal will contain instructions for use in effecting the surrender of Arlington Bank stock certificates in exchange for the consideration to which such person may be entitled pursuant to the Merger Agreement. Within ten (10) business days following the later of the effective date of the Merger or the surrender to American Stock Transfer of the old certificate(s) representing Arlington Bank common shares for cancellation, together with such letter of transmittal duly executed and completed, the holder of such old certificate(s) will be provided a new certificate (or evidence of shares in book entry form) representing shares of First Merchants common stock and/or a check in the amount to which such holder is entitled pursuant to the Merger Agreement, and the old certificate will be canceled.

Until you surrender your Arlington Bank stock certificates for exchange, you will accrue, but will not be paid, any dividends or other distributions declared after the effective time of the Merger with respect to First Merchants common stock into which any of your shares may have been converted. When you surrender your Arlington Bank stock certificates, First Merchants will pay any unpaid dividends or other distributions, without interest. After the completion of the Merger, there will be no transfers on the stock transfer books of Arlington Bank of any Arlington Bank common shares.

If a certificate for Arlington Bank common shares has been lost, stolen or destroyed, First Merchants will issue the consideration properly payable under the Merger Agreement to the registered owner of such certificate upon receipt of an affidavit of lost stock certificate, in form and substance satisfactory to First Merchants, and upon compliance by the Arlington Bank’s shareholder with all procedures historically required by Arlington Bank in connection with lost, stolen or destroyed certificates.

Effect of the Merger on First Merchants Shareholders

The approval of the First Merchants shareholders of the Merger Agreement is not required in order to complete the Merger. First Merchants shareholders will also not be entitled to exchange their shares of First Merchant common stock for any consideration as a result of the Merger. After the Merger, First Merchants shareholders will continue to own the same number of First Merchants shares they owned before the Merger.

Background of the Merger

As part of its consideration and assessment of Arlington Bank’s long-term alternatives, prospects and strategies, the Board of Directors of Arlington Bank has periodically discussed and reviewed strategic opportunities to maximize value for its shareholders. These opportunities have included, among other alternatives, continuing as an independent institution, growing internally and through branch acquisitions, or affiliating with another institution.

While Arlington Bank’s profit consistently ranked in the top quartile of its peers, the future growth of that profit was tied to asset growth and absorption of the costs of regulatory compliance. The improving Ohio economy was attracting out-of-market financial institutions to the area, resulting in increasing market competition and limiting growth opportunities. Facing challenges of generating continued increased earnings through organic growth, management and the Board of Directors of Arlington Bank continued to evaluate strategic options, including a possible merger or other strategic combination with another financial institution to achieve economies of scale to absorb increased regulatory compliance costs and additional operating and regulatory costs.

To assist the Board of Directors in its review of strategic alternatives for Arlington Bank, Arlington Bank interviewed several investment banking firms for consideration in providing assistance and financial advice to Arlington Bank and its board of directors during a period from June through August, 2016. At a special meeting of the Board of Directors of Arlington Bank held on September 12, 2016, management was authorized by the Board of Directors to retain Boenning and an agreement to retain Boenning was entered into between Arlington Bank and Boenning on September 28, 2016. The agreement with Boenning included issuance of a “fairness opinion” by Boenning in the event that a potential sale, merger or other transaction was entered into by Arlington Bank.

During a discussion with the Chairman, Vice Chairman and President of Arlington Bank, acting at the direction of Arlington Bank’s Board of Directors, Boenning identified a possible universe of financial institutions that could be potential candidates for a strategic transaction with Arlington Bank. Following that discussion, Boenning was instructed to contact 16 financial institutions without naming Arlington Bank as the institution under consideration. Of those initial 16 institutions, 13 candidates, including First Merchants, entered into confidentiality agreements and then obtained access to a virtual data room containing extensive financial and operating information on Arlington Bank. First Merchants executed a confidentiality agreement on October 14, 2016, and began its due diligence process. On Arlington Bank’s behalf, Boenning requested non-binding indications of interest from the interested parties as they were proceeding with their due diligence review. Of the 13 candidates, five submitted official non-binding indications of interest on November 7, 2016. Those submitting indications of interest included First Merchants.

The Board of Directors held a special meeting on November 9, 2016, to review the indications of interest with Boenning. Because the Board of Directors felt that the indications of interest submitted by two of the potential candidates presented the best alternatives for Arlington Bank and its shareholders, two potential candidates, including First Merchants, were then selected from that group of five and invited to perform a more detailed and comprehensive due diligence process on Arlington Bank.

From December 2, 2016, to December 4, 2016, First Merchants conducted a comprehensive on-site due diligence review of Arlington Bank and made a presentation to the Arlington Bank’s Board of Directors. From December 9, 2016, to December 10, 2016, the other finalist performed on-site due diligence on Arlington Bank and made a presentation to the Arlington Bank’s Board of Directors. On December 13, 2016, the other finalist informed Boenning that it had elected not to proceed further after determining that the structure of Arlington Bank’s mortgage banking business would not be compatible with the candidate’s business model, making the chances for a successful transaction at the anticipated strong valuation level less likely.

On December 19, 2016, First Merchants submitted a revised indication of interest that included two proposals:

•	One proposal from First Merchants involved a stock and cash transaction where Arlington Bank shareholders would receive a fixed exchange ratio of 1.8732 shares of First Merchants common stock and $25.62 per share in cash, equating to $93.00 per share or approximately $70.956 million in aggregate consideration based on First Merchants’ closing price on December 16, 2016, of $35.97. That proposal would result in an approximate 72% stock and 28% cash split, based on the First Merchants stock price at that time.

•	The other proposal from First Merchants, received at the same time, involved an all-stock transaction where Arlington Bank shareholders would receive a fixed exchange ratio of 2.7245 shares of First Merchants’ common stock in exchange for each outstanding share of Arlington Bank. This proposal would equate to $98.00 per share or approximately $74.775 million based on the First Merchants stock price on December 16, 2016.

A special meeting of the Board of Directors of Arlington Bank was held on December 21, 2016, with representatives of Boenning present in person and telephonically, and with a representative from the law firm of Vorys, Sater, Seymour and Pease LLP (“Vorys”), legal counsel for Arlington Bank, also present in person. The Board of Directors reviewed the two proposals from First Merchants in detail with extensive discussion regarding the history of First Merchants and its stock performance, pro-forma analysis of the combined companies and opportunities as well as risks for Arlington Bank shareholders under both proposals.

After extensive discussion of the two First Merchants proposals, after considering the potential benefits and potential adverse consequences of both proposals from First Merchants, the Board of Directors elected to proceed with the all-stock proposal. Boenning, Vorys and management of Arlington Bank were directed by the Board of Directors to proceed to negotiate a definitive agreement with First Merchants consistent with the terms of the all-stock proposal contained in the letter of intent submitted by First Merchants.

On January 3, 2017, the law firm of Bingham Greenebaum Doll LLP, legal counsel for First Merchants, presented a draft Merger Agreement to Arlington Bank and Vorys.

During the period from January 3, 2017, through January 24, 2017, the parties and their legal counsel exchanged comments and negotiated changes to the draft Merger Agreement. During this time, management of the parties continued discussions and additional due diligence was performed. The parties also provided drafts of their respective disclosure letters to the Merger Agreement and discussed other aspects of the proposed transaction and merger integration issues.

On the evening of January 24, 2017, the Board of Directors of Arlington Bank held a special meeting to discuss the draft Merger Agreement and related issues. Also present in addition to the directors were representatives of Boenning and Vorys. Vorys representatives discussed the purpose for the meeting and the legal standards and responsibilities of the directors with regard to matters before them. A Boenning representative reviewed with the Board of Directors the background of the process which had been undertaken to that point, and presented a financial analysis of First Merchants and of the proposed Merger Consideration. Boenning then delivered to the Board of Directors an oral opinion, which was subsequently confirmed in writing that, based on and subject to the assumptions, limitations, qualifications and conditions set forth in Boenning’s written opinion, as of the date of the special meeting the Exchange Ratio to be received in the Merger by the holders of Arlington Bank common shares was fair, from a financial point of view, to such holders. Vorys attorneys then requested and received confirmation from the directors that each of the directors present had reviewed the draft Merger Agreement, resolutions and other ancillary material provided to the directors prior to the special meeting and addressed questions. The Vorys attorneys also reiterated that the directors would be need to sign voting agreements, which would require them to vote their shares in favor of the Merger.

Thereafter, the board received and considered resolutions concerning the transaction. The members of the board unanimously approved the Merger Agreement and transactions set forth therein and authorized Mr. James DeRoberts to execute and deliver the Merger Agreement and take the other actions necessary to effect the transaction.

Arlington Bank and First Merchants executed the Merger Agreement and announced the transaction on January 25, 2017.

First Merchants’ Reasons for the Merger

In reaching its decision to adopt and approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, the First Merchants Board of Directors consulted with First Merchants management and considered a number of factors, including the following material factors:

•	each of First Merchants’ and Arlington Bank’s business, operations, financial condition, asset quality, earnings and prospects. In reviewing these factors, the First Merchants Board of Directors considered that the Merger (1) will expand First Merchants’ business within demographically attractive markets in Central Ohio; (2) will increase First Merchants’ core deposit base, an important funding source; (3) will provide First Merchants with an experienced management team and quality bank branches in and around Central Ohio; and (4) will provide First Merchants with the opportunity to sell First Merchants’ broad array of products to Arlington Bank’s client base;

•	its understanding of the current and prospective environment in which First Merchants and Arlington Bank operate, including national and local economic conditions, the competitive environment for financial institutions generally, and the likely effect of these factors on First Merchants both with and without the proposed transaction;

•	its review and discussions with First Merchants’ management concerning the due diligence examination of Arlington Bank;

•	the complementary nature of the cultures of the two companies, which management believes should facilitate integration and implementation of the transaction;

•	the financial and other terms of the Merger Agreement, including the fixed exchange ratio, tax treatment and deal protection and termination fee provisions, which it reviewed with its outside financial and legal advisors;

•	the potential risk of diverting management attention and resources from the operation of First Merchants’ business towards the completion of the Merger; and

•	the regulatory and other approvals required in connection with the Merger and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions.

The foregoing discussion of the information and factors considered by the First Merchants Board of Directors is not intended to be exhaustive, but includes the material factors considered by the First Merchants Board of Directors. In reaching its decision to approve and adopt the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, the First Merchants Board of Directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The First Merchants Board of Directors considered all these factors as a whole, including discussions with, and questioning of, First Merchants’ management and First Merchants’ financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

For the reasons set forth above, the First Merchants Board of Directors unanimously determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable and in the best interests of First Merchants and its shareholders, and unanimously approved and adopted the Merger Agreement.

Arlington Bank’s Reasons for the Merger

In reaching its decision to adopt and approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and to recommend that its shareholders approve the Merger Agreement, Arlington Bank’s Board of Directors consulted with Arlington Bank management, as well as its financial and legal advisors, and considered a number of factors, including the following material factors:

•	the review undertaken by the Arlington Bank Board of Directors and management with respect to the strategic alternatives available to Arlington Bank;

•	the business strategy and strategic plan of Arlington Bank and its prospects for the future as an independent institution, including the risks inherent in successful execution of its strategic plan, its projected financial results, and expectations relating to the proposed Merger with First Merchants;

•	a review of the challenges facing Arlington Bank in the current competitive, economic, financial and regulatory climate, and the potential benefits of aligning Arlington Bank with a larger organization;

•	the consistency of the Merger with Arlington Bank’s long-term strategic plan to seek profitable future expansion, leading to continued growth in overall shareholder value and enhanced liquidity for Arlington Bank shareholders;

•	a review of the historical financial statements and condition of Arlington Bank and certain other internal information, primarily financial in nature, relating to the business, earnings and balance sheet of Arlington Bank;

•	a review of the historical financial statements and condition of First Merchants and certain other information, primarily financial in nature, relating to the business, earnings and financial condition of First Merchants;

•	its review and discussions with Arlington Bank management and its advisors concerning the due diligence examination of First Merchants;

•	the fact that the Merger would combine two established banking franchises to create a bank with over $7 billion in assets;

•	the complementary nature of the businesses of Arlington Bank and First Merchants and the anticipated improved stability of the combined company’s business and earnings in varying economic and market climates;

•	the belief of Arlington Bank senior management that the management teams and employees of Arlington Bank and First Merchants possess complementary skills and expertise and the potential advantages of a larger institution when pursuing, or seeking to retain, talent;

•	the financial strength of First Merchants based on First Merchants’ historical earnings and profitability expectations over the near and long term;

•	the strength, recent performance and liquidity of First Merchants’ common stock;

•	the financial and other terms of the Merger Agreement, including the fixed exchange ratio, tax treatment and deal protection and termination fee provisions, which it reviewed with its outside financial and legal advisors;

•	the fact that, based on the closing price of First Merchants’ common stock on January 24, 2017, of $36.46, the transaction value would be approximately $75.8 million, with an implied price per share of Arlington Bank common shares of $99.34;

•	the ability of Arlington Bank’s shareholders to benefit from First Merchants’ potential growth and stock appreciation over time since it is more likely that the combined entity will have superior future earnings and prospects compared to Arlington Bank’s earnings and prospects on an independent basis as the result of greater operating efficiencies and better penetration of commercial and consumer banking markets;

•	the ability of First Merchants to complete a merger transaction from a financial and regulatory perspective;

•	the regulatory and other approvals required in connection with the Merger and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions;

•	the complementary geographic fit and customer convenience of the branch networks of the combined banks;

•	the potential continued representation of certain of Arlington Bank’s management on the management team of the combined entity;

•	the nature and amount of payments and other benefits to be received by Arlington Bank management in connection with the Merger pursuant to existing Arlington Bank plans, as well as compensation arrangements contemplated in connection with the Merger;

•	the anticipated effect of the acquisition on Arlington Bank’s employees;

•	the anticipated effect on Arlington Bank’s customers and the communities served by Arlington Bank;

•	the belief that, while no assurances could be given, the business and financial advantages contemplated in connection with the Merger were likely to be achieved within a reasonable time frame, particularly in light of the fact that First Merchants has transition experience due to successfully completed acquisitions in the past; and

•	the opinion of Boenning orally delivered to the Arlington Bank Board of Directors on January 24, 2017, and subsequently confirmed in writing, that, as of that date, and based upon and subject to the conditions, limitations, qualifications and assumptions set forth in the opinion, the Exchange Ratio to be received in the Merger by the holders of Arlington Bank common shares was fair, from a financial point of view, to such holders of Arlington Bank common shares.

The foregoing discussion of the information and factors considered by the Arlington Bank Board of Directors is not intended to be exhaustive, but includes the material factors considered by the Arlington Bank Board of Directors. In reaching its decision to approve and adopt the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, the Arlington Bank Board of Directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Arlington Bank Board of Directors considered all these factors as a whole, including discussions with, and questioning of, Arlington Bank’s management and Arlington Bank’s financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

The Board of Directors of Arlington Bank unanimously approved the Merger Agreement and recommends that Arlington Bank’s shareholders vote “FOR” the approval of the Merger Proposal and “FOR” the Adjournment Proposal. Arlington Bank shareholders should be aware that Arlington Bank’s directors and executive officers have interests in the Merger that are different from, or in addition to, those of other Arlington Bank shareholders. The Board of Directors of Arlington Bank was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement, and in recommending that the Merger Proposal be approved by the shareholders of Arlington Bank. See “THE MERGER—Interests of Certain Persons in the Merger.”

This summary of the reasoning of the Board of Directors of Arlington Bank and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “FORWARD-LOOKING STATEMENTS.”

Opinion of Boenning & Scattergood, Inc.

Boenning & Scattergood, Inc. (“Boenning”) is acting as financial advisor to Arlington Bank in connection with the Merger. Boenning is a registered broker-dealer providing investment banking services with substantial expertise in transactions similar to the Merger. As part of its investment banking activities, Boenning is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, private placements and valuations for estate, corporate and other purposes.

On January 24, 2017, Boenning rendered its oral opinion, which was subsequently confirmed in writing, to the Arlington Bank board of directors that, as of such date and subject to the assumptions made, matters considered and limitations of the review undertaken by Boenning, the Exchange Ratio to be received by the holders of Arlington Bank’s common stock pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Boenning’s written opinion dated January 24, 2017, which sets forth the assumptions made, matters considered and limitations of the review undertaken, is attached as Annex C to this proxy statement and prospectus and is incorporated herein by reference. You are urged to, and should, read this opinion carefully and in its entirety in connection with this proxy statement and prospectus. The summary of Boenning’s opinion set forth in this proxy statement and prospectus is qualified in its entirety by reference to the full text of the opinion. Boenning’s opinion speaks only as of the date of the opinion and does not reflect any developments that may occur or may have occurred after the date of its opinion and prior to the completion of the Merger.

No limitations were imposed by Arlington Bank on the scope of Boenning’s investigation or the procedures to be followed by Boenning in rendering its opinion. Boenning was not requested to, and did not, make any recommendation to the Arlington Bank board of directors as to the form or amount of the consideration to be paid to the Arlington Bank stockholders, which was determined through arm’s length negotiations between the parties. In arriving at its opinion, Boenning did not ascribe a specific range of values to Arlington Bank. Its opinion is based on the financial and comparative analyses described below.

In connection with its opinion, Boenning, among other things:

•	reviewed the historical financial performance, current financial position and general prospects of each of First Merchants and Arlington Bank and reviewed certain internal financial analyses and forecasts prepared by the respective management teams of First Merchants and Arlington Bank;

•	reviewed the Merger Agreement;

•	reviewed and analyzed the stock performance and trading history of First Merchants;

•	studied and analyzed the consolidated financial and operating data of First Merchants and Arlington Bank;

•	reviewed the pro forma financial impact of the Merger on First Merchants, based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies determined by the respective management teams of First Merchants and Arlington Bank;

•	considered the financial terms of the Merger as compared with the financial terms of comparable bank and bank holding company mergers and acquisitions;

•	met and/or communicated with certain members of each of First Merchants’ and Arlington Bank’s senior management to discuss their respective operations, historical financial statements and future prospects; and

•	conducted such other financial analyses, studies and investigations as Boenning deemed appropriate.

Boenning’s opinion was given in reliance on information and representations made or given by First Merchants and Arlington Bank, and their respective officers, directors, auditors, counsel and other agents, and on filings, releases and other information issued by each of First Merchants and Arlington Bank including financial statements, financial projections, and stock price data as well as certain information from recognized independent sources. Boenning did not independently verify the information concerning First Merchants or Arlington Bank nor any other data Boenning considered in its review and, for purposes of its opinion, Boenning assumed and relied upon the accuracy and completeness of all such information and data. Boenning assumed that all forecasts and projections provided to it had been reasonably prepared and reflected the best currently available estimates and good faith judgments of the respective management teams of First Merchants and Arlington Bank as to their most likely future financial performance. Boenning expressed no opinion as to any financial projections or the assumptions on which they were based. Boenning did not conduct any valuation or appraisal of any assets or liabilities of First Merchants or Arlington Bank, nor have any such valuations or appraisals been provided to Boenning. Additionally, Boenning assumed that the Merger is, in all respects, lawful under applicable law.

With respect to anticipated transaction costs, purchase accounting adjustments, expected cost savings and other synergies and financial and other information relating to the general prospects of First Merchants and Arlington Bank, Boenning assumed that such information had been reasonably prepared and reflected the best currently available estimates and good faith judgments of the respective management teams of First Merchants and Arlington Bank as to their most likely future performance. Boenning further relied on the assurances of the respective management teams of First Merchants and Arlington Bank that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Boenning was not asked to and did not undertake an independent verification of any of such information and Boenning did not assume any responsibility or liability for the accuracy or completeness thereof. Boenning assumed that the allowance for loan losses indicated on the balance sheet of each of First Merchants and Arlington Bank was adequate to cover such losses; Boenning did not review individual loans or credit files of First Merchants and Arlington Bank. Boenning assumed that all of the representations and warranties contained in the Merger Agreement and all related agreements were true and correct, that each party under the agreements will perform all of the covenants required to be performed by such party under the agreements, and that the conditions precedent in the agreements were not waived. Also, in rendering its opinion, Boenning assumed that in the course of obtaining the necessary regulatory approvals for the consummation of the Merger no conditions will be imposed that will have a material adverse effect on the combined entity or contemplated benefits of the Merger, including the cost savings and related expenses expected to result from the Merger.

Boenning’s opinion is based upon information provided to it by the respective management teams of First Merchants and Arlington Bank, as well as market, economic, financial and other conditions as they existed and could be evaluated only as of the date of its opinion and accordingly, it speaks to no other period. Boenning did not undertake to reaffirm or revise its opinion or otherwise comment on events occurring after the date of its opinion and did not have an obligation to update, revise or reaffirm its opinion. Boenning’s opinion does not address the relative merits of the Merger or the other business strategies that Arlington Bank’s board of directors has considered or may be considering, nor does it address the underlying business decision of Arlington Bank’s board of directors to proceed with the Merger. Boenning’s opinion is for the information of Arlington Bank’s board of directors in connection with its evaluation of the Merger and does not constitute a recommendation to the board of directors of Arlington Bank in connection with the Merger or a recommendation to any shareholder of Arlington Bank as to how such shareholder should vote or act with respect to the Merger.

In connection with rendering its opinion, Boenning performed a variety of financial analyses that are summarized below. This summary does not purport to be a complete description of such analyses. Boenning believes that its analyses and the summary set forth herein must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and processes underlying its opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Boenning considered the results of all of its analyses as a whole and did not attribute any particular weight to any analyses or factors considered by it. The range of valuations resulting from any particular analysis described below should not be taken to be Boenning’s view of the actual value of Arlington Bank.

In its analyses, Boenning made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of Arlington Bank or First Merchants. Any estimates contained in Boenning’s analyses are not necessarily indicative of actual future values or results, which may be significantly more or less favorable than suggested by such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the actual prices at which companies or their securities actually may be sold. No company or transaction utilized in Boenning’s analyses was identical to Arlington Bank or First Merchants or the Merger. Accordingly, an analysis of the results described below is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other facts that could affect the public trading value of the companies to which they are being compared. None of the analyses performed by Boenning was assigned a greater significance by Boenning than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by Boenning. The analyses described below do not purport to be indicative of actual future results, or to reflect the prices at which Arlington Bank’s common stock or First Merchants’ common stock may trade in the public markets, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions and other factors that influence the price of securities.

In accordance with customary investment banking practice, Boenning employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses that Boenning used in providing its opinion on January 24, 2017. Some of the summaries of financial analyses are presented in tabular format. In order to understand the financial analyses used by Boenning more fully, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of Boenning’s financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Boenning. The summary data set forth below do not represent and should not be viewed by anyone as constituting conclusions reached by Boenning with respect to any of the analyses performed by it in connection with its opinion. Rather, Boenning made its determination as to the fairness to the holders of Arlington Bank’s common stock of the Exchange Ratio, from a financial point of view, on the basis of its experience and professional judgment after considering the results of all of the analyses performed. Accordingly, the data included in the summary tables and the corresponding imputed ranges of value for Arlington Bank should be considered as a whole and in the context of the full narrative description of all of the financial analyses set forth in the following pages, including the assumptions underlying these analyses. Considering the data included in the summary table without considering the full narrative description of all of the financial analyses, including the assumptions underlying these analyses, could create a misleading or incomplete view of the financial analyses performed by Boenning.

In connection with rendering its opinion and based upon the terms of the draft Agreement and Plan of Reorganization and Merger reviewed by it, Boenning assumed the effective aggregate indicated Merger Consideration to be $74.4 million and the per share Merger Consideration to be $97.51, based on First Merchants’ closing stock price on January 23, 2017 of $35.79. For the basis of its analysis, Boenning considered Arlington Bank’s financials as of November 30, 2016, as a $3.00 per share dividend declared in November led to a material difference between Arlington Bank’s September 30, 2016 tangible book value per share and the November 30, 2016 tangible book value per share. The transaction pricing multiples for the Merger Consideration relative to September 30, 2016 financials (Arlington Bank’s most recent publicly disclosed financial data) would have been as follows: price / book value and price / tangible book value of 211.9%, price / latest 12 months earnings per share of 18.7x, price / assets of 24.4%, core deposit premium of 19.2% and price / deposits of 28.7%.

Comparison of Selected Companies. Boenning reviewed and, as reflected in Table 1 below, compared the multiples and ratios of the offer price to Arlington Bank’s book value, tangible book value, latest 12 months earnings per share, assets, tangible book premium to core deposits, and deposits, such multiples referred to herein as the pricing multiples, with the median pricing multiples for the current trading prices, after the application of a 30.0% assumed control premium, referred to as the adjusted trading price, of the common stock of a peer group of 16 selected public banks and thrifts with assets between $200 million and $800 million, tangible common equity / tangible assets between 10% and 15%, and latest 12 months core return on average equity between 10% and 17% and nonperforming assets / assets less than 2%, excluding merger targets. The 30.0% equity control premium is the median one day stock price premium for all bank and thrift merger and acquisition deals announced since January 1, 2000, based on data from SNL Financial.

Table 1

	Adjusted Trading Price
Pricing Multiple	Offer Price	Median Statistics for Peer Group (1)
Price/Book Value	223.5%	160.2%
Price/Tangible Book Value	223.5%	160.2%
Price/Latest 12 Months Earnings Per Share	17.8x	14.4x
Price/Assets	24.0%	17.2%
Premium over Tangible Book Value/Core Deposits	20.0%	8.9%
Price/Deposits	28.5%	20.4%

(1)	Peer metrics are based on prices as of market close on January 23, 2017.

Analysis of Bank Merger Transactions. Boenning analyzed certain information relating to recent transactions in the banking industry, consisting of (i) 20 Ohio bank and thrift transactions announced since January 1, 2014 with target assets greater than $100 million and disclosed pricing, referred to below as Group A; (ii) 15 bank and thrift deals announced since January 1, 2015 with target headquarters in a Midwestern metropolitan statistical area with a population of one million or more, assets between $100 million and $1 billion and disclosed pricing, excluding mergers of equals, referred to below as Group B; and (iii) 11 nationwide bank and thrift deals announced since January 1, 2014 with target assets less than $1 billion, tangible equity / tangible assets between 11% and 15%, latest 12 months return on average equity between 10% and 20%, and disclosed pricing, referred to below as Group C. In addition, Boenning also applied an adjustment to the pricing multiples from eight nationwide bank and thrift deals announced since January 1, 2016 with target assets less than $1 billion, tangible equity / tangible assets between 11% and 15%, latest 12 months return on average equity greater than 10% %, and disclosed pricing in order to reflect the recent increase in bank stock prices. The percentage increase in the SNL U.S. Bank and Thrift Index since the announcement of each transaction was applied to each transaction’s aggregate deal value. The median increase for the selected transactions was 29.3%. This adjusted transaction group is referred to below as Group D. Boenning then reviewed and compared the pricing multiples of the offer price and the pricing multiples of the selected transaction values for Group A, Group B, Group C and Group D.

Table 2

	Median for Selected Transactions
Pricing Multiple	Offer Price	Group A	Group B	Group C	Group D
Price/Book Value	223.5%	144.2%	148.3%	141.5%	176.0%
Price/Tangible Book Value	223.5%	148.9%	148.3%	141.5%	178.8%
Price/Latest 12 Months Earnings Per Share	17.8x	17.7x	18.2x	12.5x	14.4x
Price/Assets	24.0%	14.1%	15.3%	16.7%	20.4%
Premium over Tangible Book Value/Core Deposits	20.0%	6.9%	6.5%	6.8%	12.3%
Price/Deposits	28.5%	17.2%	17.7%	19.2%	24.4%

Discounted Cash Flow Analysis. Discounted cash flow analysis approximates the value of a share of stock to an acquiror by calculating the present value of the target’s dividendable cash flow in perpetuity. This analysis assumed a short-term earnings growth rate of 5% and a long-term growth rate of 2%, as well as a short-term balance sheet growth rate of 4% and a long-term growth rate of 2%, based on guidance from Arlington Bank’s management. The estimated cost savings of 35%, with 25% of that amount recognized in 2017 and 100% thereafter, transaction costs of $5.8 million pre-tax and gross credit mark of approximately $5.5 million (equal to $2.2 million net of Arlington Bank’s loan loss reserve) were based on guidance provided by First Merchants. A discount rate of 13.5% was determined using the Capital Asset Pricing Model and the Build-Up Method, both of which take into account certain factors such as the current risk free rate, the beta of bank stocks compared to the broader market and the Ibbotson risk premiums for small, illiquid stocks and for commercial bank stocks, as well as comparable company returns on tangible common equity. The average of the three methods was approximately 13.5%. Sensitivity analyses for discount rates and cost savings ranged from 11.5% to 15.5% and 30% to 40%, respectively. The present value of Arlington Bank common shares calculated using discounted cash flow analysis ranged from $54.36 per share to $89.96 per share based on the cost savings estimates and discount rates used, compared to the offer price of $97.51 per share. This analysis does not purport to be indicative of actual future results and does not purport to reflect the prices at which Arlington Bank common shares may trade in the public markets. A discounted cash flow analysis was included because it is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, dividend payout rates and discount rates.

Present Value Analysis. Applying present value analysis to Arlington Bank’s theoretical future earnings, dividends and tangible book value, Boenning compared the offer price for one share of Arlington Bank’s common stock to the present value of one share of Arlington Bank’s common stock on a stand-alone basis. The analysis was based upon management’s projected earnings growth, a range of assumed price / earnings ratios, a range of assumed price / tangible book value ratios and a 13.5% discount rate, which was determined using the Capital Asset Pricing Model and the Build-Up Method, both of which take into account certain factors such as the current risk free rate, the beta of bank stocks compared to the broader market and the Ibbotson risk premiums for small, illiquid stocks and for commercial bank stocks, as well as comparable company returns on tangible common equity. The average of the three methods was approximately 13.5%. The valuation was completed with a sensitivity analysis on the discount rate ranging from 11.5% to 15.5%. Boenning derived the terminal price / earnings multiple of 16.0x and terminal price / tangible book value multiple of 127.4% from the three-year median trading multiples of the SNL Bank < $500 Million Index as of January 23, 2017. Sensitivity analyses for terminal price / earnings and price / tangible book ranged from 10.2x to 21.8x and 101.7% to 153.1%, respectively, each representing two standard deviations above or below the median. The present value of Arlington Bank’s common stock on a standalone basis is $48.36 to $107.19 per share based on price / earnings multiples, and $42.58 to $68.81 per share based on price / tangible book value multiples, compared to the offer price of $97.51 per share. This analysis does not purport to be indicative of actual future results and does not purport to reflect the prices at which shares of Arlington Bank’s common stock may trade in the public markets. A present value analysis was included because it is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, dividend payout rates and discount rates.

Pro Forma Merger Analysis. Boenning analyzed certain potential pro forma effects of the Merger, assuming the following: (i) the Merger is completed June 30, 2017; (ii) each share of Arlington Bank’s common stock will be eligible to receive consideration of approximately $97.51 in First Merchants stock (based on an exchange ratio of 2.7425); (iii) estimated pre-tax cost savings of approximately 35% of Arlington Bank’s non-interest expense on an annual basis ($2.2 million after-tax), recognized 25% in 2017 and 100% in 2018; (iv) estimated one-time transaction-related costs of approximately $5.8 million pre-tax are expensed prior to closing; (v) Arlington Bank performance was calculated in accordance with Arlington Bank management’s earnings forecasts; (vi) First Merchants’ performance was calculated in accordance with First Merchants management’s earnings forecasts; and (vii) certain other assumptions pertaining to costs and expenses associated with the transaction, intangible amortization, opportunity cost of cash and other items. The analyses indicated that the Merger (excluding transaction expenses) would be neutral to the combined company’s projected earnings per share in 2017, accretive to the combined company’s projected earnings per share for the full year 2018 and accretive to Arlington Bank’s per share equivalent earnings and tangible book value for 2017 and the full year 2018. Additionally, the combined company’s regulatory capital ratios would exceed regulatory guidelines for “well capitalized.” The actual results achieved by the combined company may vary from projected results and the variations may be material.

As described above, Boenning’s opinion was just one of the many factors taken into consideration by the Arlington Bank board of directors in making its determination to approve the Merger.

Boenning, as part of its investment banking business, regularly is engaged in the valuation of assets, securities and companies in connection with various types of asset and security transactions, including mergers, acquisitions, private placements, public offerings and valuations for various other purposes, and in the determination of adequate consideration in such transactions. In the ordinary course of Boenning’s business as a broker-dealer, it may, from time to time, purchase securities from, and sell securities to, First Merchants, Arlington Bank, and/or their respective affiliates. In the ordinary course of business, Boenning may also actively trade the securities of First Merchants and Arlington Bank for its own account and/or for the accounts of customers and accordingly may at any time hold a long or short position in such securities.

Arlington Bank has agreed to pay Boenning certain fees for its services as financial advisor in connection with the Merger. Specifically, Arlington Bank paid Boenning a fee of $15,000 upon commencement of the engagement and a fee of $50,000 upon the issuance of the fairness opinion. Arlington Bank will pay Boenning an additional fee of $878,000 contingent upon and payable in connection with consummation of the Merger. Boenning’s fee for rendering the fairness opinion was not contingent upon any conclusion that Boenning reached or upon completion of the Merger. The Company has also agreed to indemnify Boenning against certain liabilities that may arise out of Boenning’s engagement.

Prior Engagements by First Merchants and Arlington Bank. Except for the arrangements between Boenning and Arlington Bank described in the preceding paragraph, Boenning has not had any material relationship with either First Merchants or Arlington Bank during the past two years in which compensation was received or was intended to be received. Boenning may provide services to First Merchants in the future (and/or to Arlington Bank if the Merger is not consummated), although as of the date of Boenning’s opinion, there was no agreement to do so nor any mutual understanding that such services are contemplated.

Boenning’s opinion was approved by Boenning’s fairness opinion committee. Boenning did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any of the officers, directors, or employees of any party to the Merger Agreement, or any class of such persons, relative to the compensation to be received by the holders of Arlington Bank’s common stock in the Merger.

Recommendation of the Arlington Bank Board of Directors

The Board of Directors of Arlington Bank has carefully considered, unanimously approved and adopted the Merger Agreement, and unanimously recommends to the Arlington Bank shareholders that they approve the Merger Agreement.

Rights of Dissenting Shareholders

The shareholders of Arlington Bank are entitled to certain dissenters’ rights pursuant to Sections 1701.84(A) and 1701.85 of the Ohio General Corporation Law (the “OGCL”). Section 1701.85 generally provides that shareholders of Arlington Bank will not be entitled to such rights without strict compliance with the procedures set forth in Section 1701.85, and failure to take any one of the required steps may result in the termination or waiver of such rights. Specifically, any Arlington Bank shareholder who is a record holder of Arlington Bank common shares on April 14, 2017, the record date for the special meeting, and whose shares are not voted in favor of the adoption of the Merger Agreement may be entitled to be paid the “fair cash value” of such Arlington Bank shares after the effective time of the Merger. To be entitled to such payment, a shareholder must deliver to Arlington Bank a written demand for payment of the fair cash value of the common shares held by such shareholder, before the vote on the Merger Proposal is taken, the shareholder must not vote in favor of approval and adoption of the Merger Agreement, and the shareholder must otherwise comply with Section 1701.85. An Arlington Bank shareholder’s failure to vote against the adoption and approval of the Merger Agreement will not constitute a waiver of such shareholder’s dissenters’ rights. Any written demand must specify the shareholder’s name and address, the number of shares held by him, her or it on the record date, and the amount claimed as the “fair cash value” of such Arlington Bank common shares. See the text of Section 1701.85 of the OGCL attached as Annex B to this proxy statement and prospectus for specific information on the procedures to be followed in exercising dissenters’ rights.

If Arlington Bank so requests, dissenting shareholders must submit their share certificates to Arlington Bank within 15 days of such request, for endorsement on such certificates by Arlington Bank that a demand for appraisal has been made. Failure to comply with such request will terminate the dissenting shareholders’ rights. Such certificates will be promptly returned to the dissenting shareholders by Arlington Bank. If Arlington Bank and any dissenting shareholder cannot agree upon the “fair cash value” of Arlington Bank’s shares, either may, within three months after service of demand by the shareholder, file a petition in the Court of Common Pleas of Franklin County, Ohio, for a determination of the “fair cash value” of such dissenting shareholder’s Arlington Bank shares. The fair cash value of an Arlington Bank share to which a dissenting shareholder is entitled to under Section 1701.85 will be determined as of the day prior to the vote of the Arlington Bank shareholders. Investment banker opinions to company boards of directors regarding the fairness from a financial point of view of the consideration payable in a transaction such as the Merger are not opinions regarding, and do not address, “fair cash value” under Section 1701.85.

If an Arlington Bank shareholder exercises his, her or its dissenters’ rights under Section 1701.85, all other rights with respect to such shareholder’s Arlington Bank shares will be suspended until Arlington Bank purchases the shares, or the right to receive the fair cash value is otherwise terminated. Such rights will be reinstated should the right to receive the fair cash value be terminated other than by the purchase of the shares.

The foregoing description of the procedures to be followed in exercising dissenters’ rights available to holders of Arlington Bank’s shares pursuant to Section 1701.85 of the OGCL may not be complete and is qualified in its entirety by reference to the full text of Section 1701.85 attached as Annex B to this proxy statement and prospectus.

If you wish to exercise dissenters’ rights with respect to the Merger and you fail to comply with the statutory requirements for exercising dissenters’ rights, you will lose such rights. Accordingly, Arlington Bank shareholders who may wish to exercise dissenters’ rights should consider seeking legal counsel.

Registration of First Merchants Common Stock

Shares of First Merchants common stock to be issued to Arlington Bank shareholders in the Merger will be registered under the Securities Act. These shares may be traded freely without restriction by those Arlington Bank shareholders not considered to be “affiliates” of First Merchants under the Securities Act after the Merger is complete. At the present time, there are no persons involved in the management of Arlington Bank who are anticipated to be an “affiliate” of First Merchants after the Merger.

Regulatory Approvals

The Merger cannot be completed until First Merchants Bank receives necessary regulatory approvals, which include the approval of the Indiana Department of Financial Institutions (the “Indiana DFI”) and the Federal Deposit Insurance Corporation (the “FDIC”). On February 24, 2017, First Merchants Bank filed applications with both the Indiana DFI and the FDIC, but cannot be certain when or if such approval will be obtained.

After the FDIC’s approval is received, the Bank Merger cannot be completed for 30 days. During this 30-day waiting period, the United States Department of Justice has the authority to challenge the Bank Merger on antitrust grounds. With the approval of the FDIC and the Department of Justice, the waiting period can be reduced to 15 days.

The approval of the Indiana DFI and the FDIC is not the opinion of the regulatory authorities that the Merger is favorable to the Arlington Bank and First Merchants shareholders from a financial point of view or that the Indiana DFI or the FDIC has considered the adequacy of the terms of the Merger. The approvals in no way constitute an endorsement or a recommendation of the Merger by the FDIC.

Effective Date of the Merger

The Merger will be consummated if the Merger Proposal is approved by the Arlington Bank shareholders, all required consents and approvals are obtained and all other conditions to the Merger are either satisfied or waived. The Merger will become effective when Articles of Merger are filed with the Secretary of State of Indiana or at such later date and time as may be specified in the Articles of Merger. The closing of the Merger will likely occur in the month in which any applicable waiting period following the last approval of the Merger expires or on such other date as agreed to by the parties. We currently anticipate that the Merger will be completed during the second quarter of 2017. However, completion of the Merger could be delayed if there is a delay in obtaining the required shareholder or regulatory approvals or in satisfying the other conditions to completion of the Merger. Arlington Bank and First Merchants have the right, subject to certain conditions, to terminate the Merger Agreement if the Merger is not completed by December 31, 2017.

The NASDAQ Global Select Market Listing

First Merchants will file a notification with The NASDAQ Global Select Market regarding the issuance of First Merchants common stock in the Merger. Following the Merger, the First Merchants shares issued to Arlington Bank shareholders will be listed on The NASDAQ Global Select Market.

Registration Statement

First Merchants has filed a Registration Statement on Form S-4 with the SEC in order to register the shares of First Merchants common stock to be issued pursuant to the Merger under the Securities Act. Because First Merchants common stock is listed on The NASDAQ Global Select Market, it is exempt from the statutory registration requirements of each state in the United States. Therefore, First Merchants has not taken any steps to register its stock under state laws.

Interests of Certain Persons in the Merger

When considering the recommendation of the Arlington Bank Board of Directors, you should be aware that certain of the directors and officers of Arlington Bank have interests in the Merger other than their interests as Arlington Bank shareholders, pursuant to certain agreements and understandings that are set forth in the Merger Agreement. These interests are different from, or in conflict with, your interests as Arlington Bank shareholders. The members of the Arlington Bank Board of Directors and the First Merchants Board of Directors were aware of these additional interests, and considered them, when they approved the Merger Agreement. Except as described below, to the knowledge of Arlington Bank, the officers and directors of Arlington Bank do not have any material interest in the Merger apart from their interests as shareholders.

•	Arlington Bank has employment agreements with each of Thomas C. Westfall, President, Natalie Karas, Senior Vice President and Nona Durham, Treasurer, that provide for each such executive officer to receive, following a change in control, a multiple of the executive’s compensation prior to the change in control, subject to certain limitations. Under these agreements, Mr. Westfall, Ms. Karas and Ms. Durham would be entitled to receive approximately $833,000, $247,000 and $250,000, respectively.

•	Mr. Westfall and Ms. Karas will each receive restricted shares of First Merchants common stock under First Merchants 2009 Long-Term Equity Incentive Plan (having a value of $75,000 and $25,000, respectively) if they are employed by First Merchants Bank upon the effective date of the Merger.

•	First Merchants has agreed that for a period of six (6) years after the effective time of the Merger, it will maintain directors’ and officers’ liability insurance in force for the directors and officers of Arlington Bank and indemnify those persons, subject to certain conditions in the Merger Agreement.

THE MERGER AGREEMENT

The following summary highlights certain material provisions of the Merger Agreement. Because this is a summary of the Merger Agreement, it does not contain a description of all of the terms of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement. You should read carefully the entire Merger Agreement, which is attached to this document as Annex A and is incorporated herein by reference.

Description of the Merger

Under the terms and subject to the conditions of the Merger Agreement unanimously approved by the Boards of Directors of each of First Merchants, First Merchants Bank and Arlington Bank, Arlington Bank will merge with and into First Merchants Bank and the separate corporate existence of Arlington Bank will cease. The Articles of Incorporation and Code of Bylaws of First Merchants Bank, as in effect prior to the Merger, will be the Articles of Incorporation and Code of Bylaws of First Merchants Bank after the Merger.

Representations and Warranties

The Merger Agreement contains some customary representations and warranties made both by Arlington Bank on the one hand and First Merchants and First Merchants Bank on the other hand, including representations and warranties relating to:

•	due organization and existence;

•	corporate power and authorization to enter into the transactions contemplated by the Merger Agreement;

•	capitalization;

•	governmental filings, notices, authorizations, consents and approvals required in connection with the transactions contemplated by the Merger Agreement;

•	third-party filings, notices, authorizations, consents and approvals required in connection with the transactions contemplated by the Merger Agreement;

•	corporate books and records;

•	compliance with law;

•	litigation and pending proceedings;

•	financial statements;

•	absence of certain material changes or events;

•	absence of undisclosed liabilities;

•	absence of default under material contracts and agreements;

•	loans and investments (by Arlington Bank only);

•	employee benefits plans and plan compliance;

•	taxes, returns and reports;

•	title to assets (by Arlington Bank only);

•	certain obligations to employees (by Arlington Bank only);

•	properties owned and leased (by Arlington Bank only);

•	shareholder rights plans (by Arlington Bank only);

•	indemnification agreements;

•	deposit insurance with the Federal Deposit Insurance Corporation;

•	reports to regulatory agencies;

•	environmental matters (by Arlington Bank only);

•	compliance with the securities laws and filings with the Securities and Exchange Commission (by First Merchants only); and

•	brokerage fees.

The representations and warranties in the Merger Agreement will not survive the effective date of the Merger or the termination of the Merger Agreement. After the effective date of the Merger or termination of the Merger Agreement, neither the parties to the Merger Agreement nor their respective officers and directors will have any liability for any of their representations and warranties made in the Merger Agreement unless the Merger Agreement is terminated as a result of a willful breach, in which case the non-breaching party may recover appropriate damages from the breaching party.

Conditions to Completion of the Merger

First Merchants’ and Arlington Bank’s obligations to complete the Merger are subject to the satisfaction of the following conditions, among other things, at or prior to the effective time of the Merger:

1.	the approval of the Merger Agreement at the special meeting by a majority of the issued and outstanding Arlington Bank common shares;

2.	the receipt of all regulatory approvals required for the Merger and the expiration of any regulatory waiting periods prior to consummation of the Merger;

3.

the representations and warranties made by the parties in the Merger Agreement must be true, accurate and correct in all material respects on and as of the effective date of the Merger, except that representations and warranties that are qualified by materiality or a Material Adverse Effect (as defined below) must be true and correct in all respects, and provided that for those representations and warranties which address matters only as of an earlier date, then they shall be tested as of such earlier date. For the purpose of the Merger Agreement, a “Material Adverse Effect” means any effect, circumstance, occurrence or change that (i) is material and adverse to the financial position, results of operations or business of Arlington Bank, or First Merchants and First Merchants Bank taken as a whole, as applicable, or (ii) would materially impair the ability of Arlington Bank, First Merchants or First Merchants Bank, as applicable, to perform its obligations under the Merger Agreement; provided, however, that a Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability to banks or their holding companies or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles (“GAAP”) or regulatory accounting requirements applicable to banks or their holding companies generally, (c) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with GAAP, (d) effects of any action taken with the prior written consent of the other party hereto, (e) changes in the general level of interest rates (including the impact on the securities portfolios of Arlington Bank, or First Merchants and First Merchants Bank, as applicable) or conditions or circumstances relating to or that affect either the United States economy, financial or securities markets or the banking industry, generally, (f) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with the Merger Agreement or the transactions contemplated therein, including without limitation payment of any amounts due to, or the provision of any benefits to, any officers or employees under agreements, plans or other arrangements in existence of or contemplated by the Merger Agreement and disclosed to First Merchants, (g) the impact of the announcement of the Merger Agreement and the transactions contemplated thereby, and compliance with the Merger Agreement on the business, financial condition or results of operations of Arlington

Bank, or First Merchants and First Merchants Bank, as applicable and (h) the occurrence of any military or terrorist attack within the United States or any of its possessions or offices; provided that in no event shall a change in the trading price of the First Merchants common stock, by itself, be considered to constitute a Material Adverse Effect on First Merchants (it being understood that the foregoing proviso shall not prevent or otherwise affect a determination that any effect underlying such decline has resulted in a Material Adverse Effect);

4.	the covenants made by the parties must have been complied with in all material respects from the date of the Merger Agreement through and as of the effective date of the Merger;

5.	First Merchants must have received an opinion of Bingham Greenebaum Doll LLP that, for U.S. federal income tax purposes, the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

6.	Arlington Bank must have received a letter from Bingham Greenebaum Doll LLP addressed to the shareholders of Arlington Bank, dated as of the effective date of the Merger, to the effect that such shareholders may rely on the opinion referenced in clause 5 above;

7.	the Registration Statement on Form S-4, of which this proxy statement and prospectus is a part, relating to the First Merchants shares to be issued pursuant to the Merger Agreement, must have become effective under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement shall have been issued or threatened by the SEC;

8.	the shares of First Merchants common stock to be issued in the Merger shall have been listed for trading on the NASDAQ Global Select Market (subject to official notice of issuance);

9.	there must be no order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger; and

10.	receipt by each party of an officer’s certificate, certain legal opinions and various closing documents.

The conditions to completion of the Merger are subject to waiver by the party benefiting from such condition. The conditions may also be altered by the written agreement of both parties. However, if receipt of the tax opinion and reliance letter referred to above were waived or such conditions were altered, Arlington Bank would resolicit its shareholders if any change in the tax consequences were material and disclose the reasons for the waiver or alteration and the change in tax consequences. Such resolicitation would require an amendment to the Registration Statement on Form S-4, of which this proxy statement and prospectus is a part. If these and other conditions are not satisfied or waived, First Merchants and/or Arlington Bank may terminate the Merger Agreement. See “THE MERGER AGREEMENT—Termination; Waiver; Amendment,” “THE MERGER—Regulatory Approvals,” “THE MERGER—Interests of Certain Persons in the Merger,” “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES,” and Annex A.

Termination; Waiver; Amendment

First Merchants and Arlington Bank may terminate the Merger Agreement at any time before the Merger is completed, including after the Arlington Bank shareholders have approved the Merger, if one of the events which gives the party the right to terminate occurs. The Merger Agreement may be terminated:

1.	by mutual consent of First Merchants and Arlington Bank in writing;

2.	by either First Merchants or Arlington Bank if there has been a material breach by the other of any of the covenants or any of the representations or warranties set forth in the Merger Agreement, which is not cured within 30 days following written notice given by the non-breaching party to the party committing the breach;

3.	by either First Merchants or Arlington Bank if any event, fact or circumstance has occurred with respect to the other party that has had or could be reasonably expected to have a Material Adverse Effect on such party;

4.	by either First Merchants or Arlington Bank if any governmental or regulatory approval required to permit the consummation of the transactions contemplated in the Merger Agreement shall have been denied and such denial is final and non-appealable;

5.	by either First Merchants or Arlington Bank if any court or governmental or regulatory authority shall have issued a final non-appealable order enjoining or otherwise prohibiting consummation of the transactions contemplated in the Merger Agreement;

6.	by either First Merchants or Arlington Bank in the event of the failure of Arlington Bank’s shareholders to approve the Merger Agreement at the special meeting; provided, however, that Arlington Bank may only terminate the Merger Agreement pursuant to this clause if it has complied in all material respects with its obligations to convene a meeting of its shareholders and use its reasonable best efforts to obtain the requisite vote to consummate the Merger;

7.	by either First Merchants or Arlington Bank if the Merger has not been completed by December 31, 2017, provided the terminating party is not then in material breach of any representation warranty or covenant;

8.	by Arlington Bank if its Board of Directors determines in the exercise of its fiduciary duties that it must terminate the Merger Agreement after receipt of an unsolicited superior acquisition proposal from a third party;

9.	by First Merchants if Arlington Bank’s Board of Directors withdraws or modifies its recommendation to Arlington Bank shareholders to vote for the Merger following receipt of a proposal of an acquisition from a third party;

10.	by First Merchants if Arlington Bank fails to give First Merchants timely notice of any inquiry by a third party with respect to an acquisition of Arlington Bank;

11.	by First Merchants if Arlington Bank gives First Merchants notice that it intends to furnish information to or enter into discussions or negotiations with a third party relating to a proposed acquisition of Arlington Bank and those negotiations are not terminated within sixty (60) days; or

12.	by Arlington Bank, if Arlington Bank’s Board of Directors so determines by a majority vote of the members of such Board, at any time during the five (5) business day period commencing on the Determination Date if both of the following conditions are satisfied:

(i)	the FMC Market Value is less than 80% of the Initial FMC Market Value; and

(ii)	the quotient obtained by dividing the FMC Market Value by the Initial FMC Market Value (“Buyer Ratio”) shall be less than the quotient obtained by dividing the Final Index Price by the Initial Index Price, minus 0.20 (the “Index Ratio”).

If Arlington Bank elects to exercise its termination right pursuant to this clause 12, it must give prompt written notice thereof to First Merchants. During the five (5) business day period commencing with its receipt of such notice, First Merchants shall have the option to increase the Exchange Ratio, at its sole discretion, to (x) the quotient, the numerator of which is equal to the product of the Initial FMC Market Value, the Exchange Ratio (as then in effect) and the Index Ratio, and the denominator of which is equal to the FMC Market Value, or (y) the quotient determined by dividing the Initial FMC Market Value by the FMC Market Value, and multiplying the quotient by the product of the Exchange Ratio (as then in effect) and 0.80. If First Merchants so elects, it shall give, within such five (5) business day period, written notice to Arlington Bank of such election and the revised Exchange Ratio, whereupon no termination shall be deemed to have occurred pursuant to this Section 10.1(i) and this Agreement shall remain in full force and effect in accordance with its terms, except as the Exchange Ratio shall have been so modified.

For purposes of this clause 12, the following terms shall have the meanings indicated below:

“Determination Date” shall mean the later of the date on which (i) all regulatory approvals required pursuant to Section 9.4 (and waivers, if applicable) have been received (disregarding any waiting period), and (ii) the approval of this Agreement, the Merger and any other matter required to be approved by the shareholders of Arlington Bank in order to consummate the Merger and the transactions contemplated herein is obtained.

“Final Index Price” means the average of the closing price of the Index on each of ten (10) consecutive trading days immediately preceding the Determination Date.

“FMC Market Value” shall be the average of the daily closing sales prices of a share of First Merchants Common Stock as reported on NASDAQ for the ten (10) consecutive trading days immediately preceding the Determination Date.

“Index” means the NASDAQ Bank Index; provided, however, that if the NASDAQ Bank Index is not available for any reason, “Index” shall mean such substitute or similar index as substantially replicates the NASDAQ Bank Index.

“Initial FMC Market Value” means the average of the daily closing sales prices of a share of First Merchants Common Stock, as reported on NASDAQ, for the ten (10) consecutive trading days immediately preceding the date of this Agreement.

“Initial Index Price” means the average of the closing prices of the Index for the ten (10) consecutive trading days immediately preceding the date of this Agreement.

If First Merchants or any company belonging to the Index declares or effects a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to the outstanding common stock, and the record date therefor shall be after the date of this Agreement and prior to the Determination Date, the prices for the common stock of such company shall be proportionately and appropriately adjusted for the purpose of applying this clause 12.

13.	by First Merchants if greater than twenty percent (20%) of the outstanding Arlington Bank common shares have become and remain subject to a demand for payment under the dissenters’ rights provisions of the OGCL. See “THE MERGER—Rights of Dissenting Shareholders” beginning on page 44.

Upon termination for any of these reasons, the Merger Agreement will be void and of no further force or effect. However, if either First Merchants or Arlington Bank willfully breaches any of the representations and warranties or agreements set forth in the Merger Agreement, then the other party will be entitled to recover appropriate damages for the breach. Notwithstanding the foregoing, if First Merchants terminates the Merger Agreement under items 9, 10 or 11 above or if Arlington Bank terminates the Merger Agreement in accordance with item 8 above, Arlington Bank must pay First Merchants $3,000,000 as a termination fee to reimburse First Merchants for the considerable time and expense invested by First Merchants in furtherance of the Merger.

First Merchants and Arlington Bank can agree to amend the Merger Agreement and can waive their right to require the other party to adhere to the terms and conditions of the Merger Agreement, where the law allows. However, First Merchants and Arlington Bank cannot amend the Merger Agreement after the Arlington Bank shareholders approve the Merger without their further approval if the amendment would decrease the Merger consideration or materially adversely affect the rights of Arlington Bank shareholders or the tax consequences of the Merger to the shareholders of Arlington Bank.

Restrictions Affecting the Parties Prior to Completion of the Merger

The Merger Agreement contains a number of restrictions regarding the conduct of the business of First Merchants, Arlington Bank until the Merger is completed. Among other items and subject to certain limited exceptions, Arlington Bank may not take any of the following actions, without the prior written consent of First Merchants:

•	make any change to its capital structure, including redemption of shares of common stock;

•	authorize an additional class of stock or issue, or authorize the issuance of any capital stock or any options or other instruments convertible into shares of capital stock, except pursuant to the exercise of stock options outstanding as of the date of the Merger Agreement;

•	declare, distribute or pay any dividends, authorize a stock split or make any other distribution to its shareholders;

•	except for the fiduciary obligations of Arlington Bank to entertain a superior third-party acquisition proposal, merge, combine or consolidate with or, other than in the ordinary course of business consistent with past practice (including the sale, transfer or disposal of other real estate owned), sell its assets or securities to any other person or entity or effect a share exchange or enter into any transaction not in the ordinary course of business;

•	incur any liability or obligation, make any commitment, payment or disbursement, enter into any contract or agreement, or acquire or dispose of any property, other than real estate owned, or asset having a fair market value in excess of $150,000 except for payments and disbursements made in the ordinary course of business consistent with past practice, property acquired or disposed of in connection with foreclosures of mortgages or enforcement of security interests, loans in the ordinary course of business and deposit liabilities and advances from the Federal Home Loan Bank in each case in the ordinary course of business;

•	subject any of its assets or properties to any mortgage, lien, or encumbrance, except in the ordinary course of business consistent with past practice;

•	promote or increase or decrease the rate of compensation or enter into any agreement to promote or increase or decrease the rate of compensation of any director, officer, or employee of Arlington Bank, except for promotions and non-material increases in the ordinary course of business and in accordance with its past practices;

•	subject to certain exceptions, execute, create, institute, modify or amend any employee benefit plan or agreement for current or former directors, officers or employees of Arlington Bank, change the level of benefits or payments under any such employee benefit plan or agreement or increase or decrease any severance or termination pay benefits or any other fringe or employee benefits other than as required by law or regulatory authorities or as specifically provided in the Merger Agreement;

•	amend its Articles of Incorporation, Bylaws, or Constitution from those in effect on January 25, 2017;

•	subject to certain exceptions, modify, amend or institute new employment practices or enter into, renew, modify, amend or extend any employment or severance agreement with any present or former directors, officers or employees of Arlington Bank (or waive any rights of Arlington Bank under any such employment or severance agreement);

•	fail to make additions to Arlington Bank’s reserve for loan losses or any other reserve account in the ordinary course of business and in accordance with sound banking practices; or

•	other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the obligations of any other individual, corporation or entity.

In addition, until the Merger is consummated or the Merger Agreement is terminated, First Merchants and Arlington Bank shall carry on their business diligently and in the ordinary course of business and use their best efforts to preserve their business organizations and existing business relationships intact.

This discussion of the restrictions imposed by the Merger Agreement is not intended to be exhaustive, but includes material restrictions imposed on the parties. Please refer to the Merger Agreement, attached as Annex A, for a complete listing of the restrictions.

Fees and Expenses

First Merchants and Arlington Bank will pay their own fees, costs, and expenses incurred in connection with the Merger, including the fees of any investment bankers engaged by such party.

Management After the Merger

First Merchants Bank will be the surviving corporation in the Merger and Arlington Bank’s separate corporate existence will cease. Accordingly, the directors and officers of Arlington Bank will no longer serve in such capacities after the completion of the Merger.

The directors of First Merchants and First Merchants Bank immediately prior to the Merger will continue to be the directors of First Merchants and First Merchants Bank following the Merger until they resign or until their respective successors are duly elected and qualified.

The officers of First Merchants and First Merchants Bank immediately prior to the Merger will continue to be the officers of First Merchants and First Merchants Bank following the Merger until they resign or until their successors are duly elected and qualified.

Indemnification and Insurance of Arlington Bank Directors and Officers

First Merchants has agreed to indemnify and hold harmless each director and officer of Arlington Bank for six (6) years after the effective time of the Merger in connection with any losses arising out of the fact that any such person is or was a director or officer of Arlington Bank at or prior to the effective time of the Merger to the same extent as would have been available under the articles of incorporation, bylaws or other indemnification agreement of Arlington Bank.

In addition, First Merchants has agreed to use its reasonable best efforts to include Arlington Bank’s present and former directors and officers on its existing insurance, or to obtain directors’ and officers’ liability insurance “tail” policy coverage for Arlington Bank’s present and former directors and executive officers, for a period of 6 years, which will provide the directors and officers with coverage containing terms no less advantageous than the coverage currently provided by Arlington Bank to such directors and officers for claims based on activity prior to the effective time of the Merger. However, First Merchants has no obligation during the 6-year period to pay an aggregate amount in excess of $25,000 to maintain Arlington Bank’s current directors’ and officers’ insurance coverage. If First Merchants is unable to obtain the coverage described above, First Merchants has agreed to use its reasonable best efforts to obtain as much comparable insurance as is available.

After the Merger, Arlington Bank’s officers and employees who become officers, directors or employees of First Merchants or its subsidiaries shall have the same directors and officers insurance coverage and indemnification protection that First Merchants provides to other officers, directors and employees of First Merchants or its subsidiaries.

Employee Benefit Plans

The Merger Agreement provides that the current employees of Arlington Bank who continue as employees of First Merchants or its subsidiaries following the Merger will be entitled to participate in the employee benefit plans of First Merchants. In addition, the Merger Agreement requires First Merchants, to the extent necessary, to amend each of its employee benefit plans in which former Arlington Bank employees are to participate so that service of such employees with Arlington Bank will be treated as service with First Merchants for eligibility, vesting, vacation and severance entitlement purposes under such plans, but not for benefit accrual except with respect to severance benefits.

Voting Agreement

Each member of the Board of Directors has entered into a voting agreement with First Merchants as of the date of the Merger Agreement whereby the parties have agreed, subject to their fiduciary duties to entertain a superior third-party acquisition proposal under the Merger Agreement, to vote, or cause to be voted, all of their Arlington Bank common shares over which they have voting control in favor of the Merger Proposal. The number of shares of common stock subject to this agreement is 276,258 Arlington Bank common shares outstanding, representing 36.28% of the outstanding shares on that date.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material federal income tax consequences of the Merger to U.S. Holders (as hereinafter defined) of Arlington Bank common shares that exchange their Arlington Bank common shares for shares of First Merchants common stock. The following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), the Treasury Regulations promulgated thereunder, published pronouncements of the Internal Revenue Service (the “IRS”) and case law, all as currently in effect and which are subject to differing interpretations and subject to change at any time by legislative, judicial or administrative action, possibly with retroactive effect. This discussion is limited to U.S. Holders, who hold their Arlington Bank common shares as capital assets for U.S. federal income tax purposes (generally, assets held for investment).

This discussion does not address the federal income tax consequences of shareholders who are not U.S. Holders, nor does it address all of the tax consequences relevant to certain U.S. Holders including, but not limited to, S corporations, partnerships or other pass-through entities (including investors in pass-through entities), financial institutions, insurance companies, tax-exempt organizations, trusts described in sections 1361(c)(2)(A) and 1361(d)) of the Internal Revenue Code, dealers in securities or currencies, traders in securities that use a mark to market method of accounting, persons who hold Arlington Bank common shares as part of a straddle, hedge, constructive sale conversion or other integrated transaction, persons who acquired their Arlington Bank common shares through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified plan, regulated investment companies, real estate investment trusts and foreign persons or persons whose “functional currency” is not the U.S. dollar. This discussion also does not address the tax consequences of persons who are subject to alternative minimum tax, nor does it address the tax consequences of the Merger under state, local or foreign tax laws.

All U.S. Holders including, but not limited to, the U.S. Holders referenced immediately above, should consult their own tax advisors about the tax consequences of the Merger to them.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Arlington Bank common shares that for U.S. federal income tax purposes is an individual who is a citizen or resident of the U.S., a corporation or entity taxed as a corporation that was organized under the laws of the U.S. or any state or the District of Columbia, an estate the income of which is subject to U.S. federal income tax regardless of its source, or a trust that (i) is subject to the supervision of a court within the U.S. and the control of one or more U.S. Persons (as hereinafter defined) or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. Person. For purposes of this discussion, “U.S. Person” shall have the meaning ascribed to it by section 7701(a)(30) of the Internal Revenue Code.

Tax Consequences of the Merger Generally

The parties intend for the Merger to qualify as a “reorganization” under section 368(a) of the Internal Revenue Code for U.S. federal income tax purposes. It is a condition to the obligation of First Merchants to complete the Merger that First Merchants obtain an opinion from the law firm of Bingham Greenebaum Doll LLP that the Merger to be effected pursuant to the Merger Agreement constitutes a reorganization under section 368(a) of the Internal Revenue Code.

It is a condition to the obligation of Arlington Bank to complete the Merger that Arlington Bank receive a letter from the law firm of Bingham Greenebaum Doll LLP addressed to the shareholders of Arlington Bank, dated as of the effective date of the Merger, to the effect that such shareholders may rely on the opinion referenced in the preceding sentence.

The obligation of Bingham Greenebaum Doll LLP to deliver such opinion and reliance letter is conditioned on the Merger satisfying the statutory and regulatory requirements of a “reorganization.” The determination by tax counsel as to whether the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code is based on the facts and law existing as of the effective date of the Merger.

This opinion will be subject to customary qualifications and assumptions, including that the Merger will be completed according to the terms of the Merger Agreement. In rendering the tax opinion, such counsel may require and rely on factual representations of First Merchants and Arlington Bank. If any of such assumptions or representations is or becomes inaccurate, the U.S. federal income tax consequences of the Merger could be adversely affected. Neither the opinion nor the reliance letter will be binding on the IRS. First Merchants and Arlington Bank do not intend to request any ruling from the IRS as to the U.S. federal income tax consequences of the Merger. Consequently, no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any of the tax consequences set forth below or any of the tax consequences described in the tax opinion.

Tax Consequences to First Merchants, First Merchants Shareholders and Arlington Bank

No gain or loss will be recognized by First Merchants, First Merchants shareholders or Arlington Bank with respect to the Merger.

Tax Consequences of the Merger to U.S. Holders of Arlington Bank Common Stock

In general, a U.S. Holder who receives First Merchants common stock in exchange for Arlington Bank common shares will not recognize any gain or loss on the exchange for U.S. federal income tax purposes, except with respect to cash received in lieu of fractional shares of First Merchants common stock (as discussed below). The aggregate tax basis of First Merchants common stock received by a U.S. Holder in exchange for their Arlington Bank common shares (including any fractional shares of First Merchants common stock deemed received and redeemed for cash as described below) will be equal to the U.S. Holder’s aggregate adjusted tax basis in their Arlington Bank common shares exchanged. In addition, the holding period of the First Merchants common stock received in the Merger (including any fractional shares of First Merchants common stock deemed received and redeemed for cash as described below) generally will include the holding period of Arlington Bank common shares surrendered in the exchange. If a U.S. Holder acquired different blocks of Arlington Bank common shares at different times or at different prices, the First Merchants common stock received in the Merger will be allocated pro rata to each block of Arlington Bank common shares, and the basis and holding period of each block of First Merchants common stock received will be determined on a block-for-block basis depending on the basis and holding period of the blocks of Arlington Bank common shares exchanged for such block of First Merchants common stock.

A U.S. Holder who receives cash in lieu of fractional shares of First Merchants common stock will be treated as having received such fractional share of First Merchants common stock pursuant to the Merger and then as having sold that fractional share of First Merchants common stock for cash. As a result, a U.S. Holder will generally recognize gain or loss equal to the difference between the amount of cash received and the U.S. Holder’s basis in the fractional share of First Merchants common stock determined as described above. Any resultant gain or loss will be capital in nature, and will be long-term or short-term, depending on the period of time the exchanged Arlington Bank common shares were held. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Cash payments received in the Merger by a U.S. Holder may, under certain circumstances, be subject to information reporting and backup withholding, unless the U.S. Holder provides proof of an applicable exemption, furnishes its taxpayer identification number (in the case of individuals, their social security number) and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. Holder under the backup withholding rules are not an additional tax and will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Reporting Requirements

U.S. Holders who are “significant holders” and receive First Merchants common stock in exchange for Arlington Bank common shares are required to file a statement with their U.S. federal income tax return setting forth certain information, including, but not limited to, their tax basis (determined immediately before the Merger) in the Arlington Bank common shares exchanged in the Merger and the fair market value (determined immediately before the Merger) of the Arlington Bank common shares exchanged in the Merger. A “significant holder” is a holder of Arlington Bank stock who immediately before the Merger (i) owned at least 1% of the total outstanding stock of Arlington Bank by vote or by value or (ii) owned stock of Arlington Bank with a tax basis of at least $1 million.

All Arlington Bank shareholders will be required to retain permanent tax records of the tax basis of Arlington Bank common shares exchanged and the First Merchants common stock and cash received in the Merger.

This discussion is of a general nature only, is not exhaustive, and is not intended to be, nor should it be construed to be, legal or tax advice to any particular shareholder. Because of the complexity of the tax law and because of the unique tax consequences to the shareholders following the Merger, each shareholder is strongly urged to consult such shareholder’s own tax advisor as to the particular tax consequences to such shareholder of the Merger, including the applicability and effect of federal, state, local, foreign and other tax laws in such shareholder’s particular circumstances.

DESCRIPTION OF FIRST MERCHANTS

The following information should be read with the financial statements incorporated by reference into this proxy statement and prospectus.

Business

First Merchants is a financial holding company headquartered in Muncie, Indiana and was organized in September 1982. First Merchants common stock is listed on The NASDAQ Global Select Market under the symbol “FRME.”

First Merchants has one full-service Indiana commercial bank charter, First Merchants Bank, which opened for business in Muncie, Indiana, in March 1893. First Merchants Bank also operates Lafayette Bank and Trust and First Merchants Private Wealth Advisors as divisions of First Merchants Bank. First Merchants Bank includes over 106 banking locations in 27 Indiana, two Illinois and two Ohio counties. In addition to its branch network, First Merchant Banks’s delivery channels include ATMs, check cards, remote deposit capture, interactive voice response systems and internet technology. First Merchants Bank’s business activities are currently limited to one significant business segment, which is community banking. First Merchants Bank offers a broad range of financial services, including accepting time deposits, savings and demand deposits; making consumer, commercial, agri-business and real estate mortgage loans; renting safe deposit facilities; providing personal and corporate trust services; providing full-service brokerage and private wealth management; and providing letters of credit, repurchase agreements and other corporate services.

As of December 31, 2016, First Merchants had consolidated assets of $7.2 billion, consolidated deposits of $5.6 billion and shareholders’ equity of $902 million. As of December 31, 2016, First Merchants and its subsidiaries had 1,449 full-time equivalent employees.

First Merchants’ principal office is located at 200 East Jackson Street, Muncie, Indiana 47305. Its telephone number is (765) 747-1500.

Incorporation of Certain Information Regarding First Merchants by Reference

The foregoing information concerning First Merchants does not purport to be complete. Certain additional information relating to First Merchants’ business, management, executive officer and director compensation, voting securities and certain relationships is incorporated by reference in this document from other documents filed by First Merchants with the SEC and listed under “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 71. If you desire copies of any of these documents, you may contact First Merchants at its address or telephone number indicated under “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 71.

DESCRIPTION OF ARLINGTON BANK

Business

Arlington Bank is an Ohio savings bank headquartered in Upper Arlington, Ohio. Arlington Bank has been operating in the Columbus, Ohio market since 1999 and now serves customers through three banking center locations. Arlington Bank employed 67 full-time equivalent employees at December 31, 2016.

At December 31, 2016, Arlington Bank had assets of approximately $309 million, deposits of approximately $262 million, and shareholders’ equity of approximately $34 million.

Arlington Bank’s principal office is located at 2130 Tremont Center Upper Arlington, Ohio 43221. Its telephone number is (614) 486-9000.

Market, Dividend and Other Information

As of the date of this proxy statement and prospectus, Arlington Bank’s authorized capital consisted of 10,000,000 common shares, $0.50 par value, of which 763,678 common shares were issued and outstanding, and 1,000,000 preferred shares, $0.50 par value, none of which were issued and outstanding. At the close of business on the record date of April 14, 2017, there were approximately 187 shareholders of record.

Arlington Bank common shares are not listed on an exchange or quoted on any automated services, no established public trading market exists for Arlington Bank’s common shares and, to the knowledge of Arlington Bank, no brokerage or other firm makes a market in Arlington Bank common shares. While shares are very occasionally transferred between individuals for consideration, the economic terms of those private transactions may or may not be known to the Arlington Bank’s management.

As of the date of this proxy statement and prospectus, a total of 2,250 Arlington Bank common shares were subject to issuance upon exercise of outstanding stock options at a weighted average exercise price of $33.40. Arlington Bank has agreed in the Merger Agreement that it will not issue any additional stock options or restricted stock awards without the consent of First Merchants prior to the effective time of the Merger or termination of the Merger Agreement.

The following table presents the payment date and amount of all cash dividends paid by Arlington Bank during the period from January 1, 2015 through the date of this this proxy statement and prospectus:

Cash Dividend Payment Date	Amount Per Share
December 10, 2015	$3.00
December 14, 2016	$3.00

Arlington Bank does not have any equity compensation plans under which equity securities are authorized for issuance.

Beneficial Ownership of Arlington Bank Common Shares

See “THE ARLINGTON BANK SPECIAL MEETING—Beneficial Ownership of Arlington Bank Common Shares by Certain Shareholders” on page 30 of this proxy statement and prospectus

COMPARISON OF COMMON STOCK

The following summary comparison of First Merchants common stock and Arlington Bank common shares includes the material features of such stocks and the material differences in the rights of holders of shares of such stocks. Because this is a summary, it does not contain all of the information that is important to you and is qualified in its entirety by reference to First Merchants’ Articles of Incorporation and Bylaws and Arlington Bank’s Articles of Incorporation, Constitution and Bylaws.

Governing Law

Following the Merger, the rights of former Arlington Bank shareholders who receive First Merchants common stock in the Merger will be governed by the laws of the State of Indiana, the state in which First Merchants is incorporated, and by First Merchants’ Articles of Incorporation and Bylaws. The rights of Arlington Bank shareholders are presently governed by the laws of the State of Ohio, the state in which Arlington Bank is incorporated, and by Arlington Bank’s Articles of Incorporation, Constitution and Bylaws. The rights of Arlington Bank shareholders differ in certain respects from the rights they will have as First Merchants shareholders, including certain preferential rights of preferred stockholders, anti-takeover measures, the vote required for the amendment of certain significant provisions of the Articles of Incorporation and for the approval of certain significant corporate transactions.

Authorized But Unissued Shares

First Merchants	Arlington Bank

First Merchants’ Articles of Incorporation authorize the issuance of 50,000,000 shares of common stock, of which 40,912,697 shares were outstanding as of December 31, 2016. The shareholders of First Merchants will consider, at the May 1, 2017 annual meeting of shareholders, a proposal to amend the First Merchants’ Articles of Incorporation in order to increase the number of authorized shares of common stock from 50,000,000 shares to 100,000,000.

First Merchants’ Board of Directors may authorize the issuance of additional shares of common stock up to the amounts authorized in First Merchants’ Articles of Incorporation without shareholder approval, subject only to the restrictions of the Indiana Business Corporation Law and the Articles of Incorporation. First Merchants has 500,000 shares of preferred stock authorized. First Merchants has designated 116,000 of those preferred shares as Fixed Rate Cumulative Perpetual Preferred Stock, Series A, $1,000 per share liquidation amount, no shares of which are currently outstanding. First Merchants has designated 90,823.23 of the preferred shares as Senior Non-Cumulative Perpetual Preferred Stock, Series B, $1,000 per share liquidation amount, no shares of which are currently outstanding. The preferred shares are available to be

The Articles of Incorporation of Arlington Bank authorize the issuance of 11,000,000 shares, consisting of 10,000,000 common shares, $0.50 par value, and 1,000,000 preferred shares, $0.50 par value. As of the date of this proxy statement and prospectus, there were 763,678 common shares outstanding, and no shares of preferred stock outstanding. The Arlington Bank Board of Directors may authorize the issuance of additional common and preferred shares in the amounts, and subject to the terms, authorized in the Articles of Incorporation without shareholder approval, subject to the restrictions of the Ohio General Corporation Law (the “OGCL”), Chapters 1161 through 1165 of the Ohio Revised Code (the “Ohio Savings Bank Law”) and the Articles of Incorporation of Arlington Bank.

issued, without prior shareholder approval, in classes with the rights, privileges and preferences determined for each class by the Board of Directors of First Merchants. The shareholders of First Merchants will consider, at the May 1, 2017 annual meeting of shareholders, a proposal to amend the First Merchants’ Articles of Incorporation in order to eliminate the Fixed Rate Cumulative Perpetual Preferred Stock, Series A, and the Senior Non-Cumulative Perpetual Preferred Stock, Series B.

As of December 31, 2016, First Merchants had 221,005 shares of its common stock reserved and remaining available for issuance under its 2009 Long-term Equity Incentive Plan, 50,436 shares of its common stock reserved and remaining available for issuance under its Dividend Reinvestment and Stock Purchase Plan and 326,061 shares of its common stock reserved and remaining available for issuance under its 2008 Equity Compensation Plan for Non-Employee Directors. In addition, as of December 31, 2016, First Merchants had no options granted but unexercised under its 1994 Stock Option Plan, 163,811 options granted but unexercised under its 1999 Long-term Equity Incentive Plan, and 96,400 options granted but unexercised under its 2009 Long-term Equity Incentive Plan, with shares reserved and remaining available equal to the outstanding options under each plan.

The issuance of additional shares of First Merchants common stock or the issuance of additional First Merchants preferred stock may adversely affect the interests of First Merchants shareholders by diluting their voting and ownership interests.

Restrictions on Transfer of Shares

The holders of First Merchants common stock are generally not restricted on sales of their shares. The shares are also registered under Section 12 of the Exchange Act and listed for exchange on The NASDAQ Global Select Market. As a result, a public market exists for the shares of common stock.	Arlington Bank common shares are not registered under the Securities Act. Arlington Bank common shares are not listed on an exchange or quoted on any automated services, no established public trading market exists for Arlington Bank’s common shares and, to the knowledge of Arlington Bank, no brokerage or other firm makes a market in Arlington Bank common shares.

Preemptive Rights

Neither First Merchants’ Articles of Incorporation nor Arlington Bank’s Articles of Incorporation and Constitution provide for preemptive rights for shareholders to subscribe for any new or additional shares of common stock.

Dividend Rights

First Merchants	Arlington Bank

The holders of First Merchants common stock are entitled to dividends and other distributions when, as and if declared by its Boards of Directors.

Generally, First Merchants may not pay a dividend if, after giving effect to the dividend:

•    First Merchants would not be able to pay its debts as they become due in the usual course of business; or

•    First Merchants’ total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy preferential rights of shareholders payable upon dissolution.

The amount of dividends, if any, that may be declared by First Merchants in the future will necessarily depend upon many factors, including, among other things, future earnings, capital requirements, business conditions and capital levels of subsidiaries (since First Merchants is primarily dependent upon dividends paid by its subsidiaries for revenues), the discretion of First Merchants’ Board of Directors and other factors that may be appropriate in determining dividend policies.

First Merchants Bank may pay cash dividends to First Merchants on its common stock only out of adjusted retained net profits for the year in which the dividend is paid and the two preceding years.

The holders of Arlington Bank common shares are entitled to dividends and other distributions when, as and if declared by its Board of Directors.

Generally, Arlington Bank may not pay a dividend if, after giving effect to the dividend:

•    Arlington Bank would not be able to pay its debts as they become due in the usual course of business; or

•    Arlington Bank’s total assets would be less than the sum of its total liabilities plus its stated capital.

First Merchants Bank will ordinarily be restricted to paying dividends in a lesser amount to First Merchants than is legally permissible because of the need for the banks to maintain adequate capital consistent with the capital adequacy guidelines promulgated by the banks’ principal federal regulatory authorities. If a bank’s capital levels are deemed inadequate by the regulatory authorities, payment of dividends to its parent holding company may be prohibited. First Merchants Bank is not currently subject to such a restriction.

Voting Rights

The holders of the outstanding shares of common stock of First Merchants and Arlington Bank are entitled to one vote per share on all matters presented for shareholder vote. First Merchants shareholders do not have cumulative voting rights in the election of directors. Arlington Bank shareholders may vote cumulatively in the election of directors pursuant to the OGCL.

Articles of Incorporation, Bylaw and Constitution Amendments

First Merchants	Arlington Bank

Indiana law generally requires shareholder approval for most amendments to a corporation’s articles of incorporation by a majority of a quorum at a shareholder’s meeting (and, in certain cases, a majority of all shares held by any voting group entitled to vote). However, Indiana law permits a corporation in its articles of incorporation to specify a higher shareholder vote requirement for certain amendments. First Merchants’ Articles of Incorporation require a super-majority shareholder vote of 75% of its outstanding shares of common stock for the amendment of certain significant provisions and a majority of its outstanding shares for all other amendments. See “COMPARISON OF COMMON STOCK—Number of Directors and Term of Office,” “COMPARISON OF COMMON STOCK—Removal of Directors,” and “COMPARISON OF COMMON STOCK—Anti-Takeover Provisions.”

Indiana law permits a board of directors to amend a corporation’s bylaws unless the articles of incorporation provide otherwise. First Merchants’ Bylaws may generally be amended by an affirmative vote of a majority of the entire Board of Directors. However, several provisions of First Merchants’ Bylaws require two-thirds (2/3) vote of the entire Board of Directors to approve amendments, including the provision regarding removal of directors and setting the number and classes of directors. In addition, First Merchants’ Articles of Incorporation provide that its Bylaws may not be amended to repeal, modify or amend certain provisions of its Articles of Incorporation.

The shareholders of Arlington Bank shall have the right to amend, alter, change or repeal any provision contained in the Articles of Incorporation to the extent and in the manner permitted or prescribed by the OGCL and the Ohio Savings Bank Law. The OGCL generally requires the affirmative vote of the holders of a majority of shares entitled to vote on a specific matter. However, the Articles of Incorporation of Arlington Bank require the approval by holders exercising not less than 80% of the voting power of Arlington Bank for an amendment to the Articles of Incorporation unless the proposed amendment is recommended by not less than two-thirds (2/3) of the whole authorized number of directors of Arlington Bank.

As an Ohio savings bank, Arlington Bank has a “Constitution” which governs certain aspects of its operations and structure. The Constitution of Arlington Bank may be amended, or a new Constitution added by the shareholders at a meeting held for such purpose by the affirmative vote of the shareholders of record entitled to exercise a majority of the voting power of Arlington Bank on such proposal or, without a meeting, by the written consent of the shareholders of record entitled to exercise two-thirds (2/3) of the voting power of Arlington Bank on such proposal. Special procedures apply if the Constitution is to be amended or a new Constitution proposed for adoption without a meeting of shareholders.

The Arlington Bank Bylaws provide that the Board of Directors shall have the exclusive power to amend the Bylaws of the Arlington Bank by the affirmative vote of a two-third (2/3) of the number of directors then in attendance at a meeting to consider the same, except as provided by the OGCL.

Special Meetings of Shareholders

First Merchants	Arlington Bank

First Merchants’ Bylaws provide that a special meeting of shareholders may be called by the Board of Directors, the President, at the written request of a majority of the Board of Directors or at the written request of shareholders holding at least one-fourth (1/4) of all	The Arlington Bank Constitution provides that a meeting of shareholders may be called only by the Chairman of the Board; the President, or in the case of the President’s absence, death or disability, the Vice President authorized to exercise the authority of

shares outstanding and entitled to vote on business for which the meeting is called.	the President; the Secretary; the Board of Directors by action at a meeting, or a majority of the directors acting without a meeting; or the holders of at least fifty percent (50%) of all shares outstanding and entitled to vote at the proposed meeting.

Number of Directors and Term of Office

First Merchants	Arlington Bank

First Merchants’ Articles of Incorporation provide that the number of directors shall be set in the Bylaws by the Board of Directors and shall be at least 9 and no more than 15. First Merchants’ Articles of Incorporation also provide for classes of directors with staggered terms. Amendment of this provision of First Merchants’ Articles of Incorporation requires the approval of three-fourths (3/4) of the voting stock. First Merchants’ Bylaws specify that the number of directors is 10. The Bylaws provide that the number of directors may be amended only by a two-thirds (2/3) vote of the entire Board of Directors. Consistent with its Articles of Incorporation, First Merchants’ Bylaws provide that the Board of Directors is divided into 3 classes with 4 directors in 1 of the classes and 3 directors in the other 2 classes. The directors in each class are elected for 3-year staggered terms. Thus, approximately only one-third (1/3) of First Merchants’ Board of Directors is elected at each annual meeting of shareholders. Because First Merchants’ Board of Directors is divided into classes, a majority of First Merchants’ directors can be replaced only after 2 annual meetings of shareholders. A two-thirds (2/3) vote of the entire Board of Directors is required to amend this provision of First Merchants’ Bylaws.	The Articles of Incorporation of Arlington Bank provide that the number of directors shall consist of at least five (5) and not more than fifteen (15) directors. The number of directors of Arlington Bank may be fixed or changed at a shareholders meeting in accordance with the Articles of Incorporation or by the Board of Directors by a two-thirds (2/3) vote of the authorized number of directors; provided that the directors may not change the number of directors by more than two. Each director shall be elected for a term of office to expire at the annual meeting of shareholders following his election. Despite the expiration of a director’s term, he shall continue to serve until his successor is elected and qualified. The directors are divided into two classes, with the election of each class in a separate election. Successors to the class of directors whose term expires at each annual meeting shall be elected for a two-year term. A director shall hold office until the annual meeting for the year in which his term expires and until his successor shall be elected and shall qualify subject, however, to his earlier death, resignation, retirement, disqualification, or removal from office.

Nomination of Directors

First Merchants	Arlington Bank

Under First Merchants’ Bylaws, only the Nominating and Governance Committee of the Board of Directors may nominate a candidate for the Board of Directors. Shareholders may suggest a person for nomination by sending a notice to the Committee setting forth at a minimum:

•    the name and address of each suggested nominee;

•    the age and principal occupation of each suggested nominee;

•    the total number of shares of First Merchants capital stock held by the notifying shareholder; and

The Arlington Bank Articles of Incorporation provide that any nominee for election as a director may be proposed only by or at the direction of the Board of Directors or by any shareholder entitled to vote for the election of directors. Nominations, other than those made by or at the direction of the Board of Directors, shall be made in writing and meet certain notice requirements, including setting forth the following information to the extent known to the notifying shareholder:

•    the name and address of each proposed nominee;

•    the principal occupation of each proposed nominee;

• the name and residence address of the notifying shareholder.

•    the total number of shares of capital stock of Arlington Bank that will be voted for each proposed nominee;

•    the name and residence address of the notifying shareholder; and

•    the number of shares of capital stock of Arlington Bank beneficially owned by the notifying shareholder.

Each director of Arlington Bank must satisfy the qualification requirements for a director under the Ohio Savings Bank Law and the related rules adopted by the Ohio Superintendent of Financial Institutions.

Removal of Directors

First Merchants	Arlington Bank

First Merchants’ Articles of Incorporation and Bylaws provide that any director or all directors may be removed, with or without cause, at a meeting of shareholders upon the vote of the holders of not less than two-thirds (2/3) of the outstanding shares entitled to vote on the election of directors. However, if two-thirds (2/3) of the entire Board of Directors recommends removal of a director to the shareholders, then such director may be removed by the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote on the election of directors at a shareholders meeting. A two-thirds (2/3) vote of the entire Board of Directors is required to amend this provision of First Merchants’ Bylaws. Amendment of this provision of First Merchants’ Articles of Incorporation requires the approval of three-fourths (3/4) of the voting stock.	The Arlington Bank Articles of Incorporation provide that directors may be removed from office, with or without assigning any cause, only by the affirmative vote of the holders of shares exercising not less than 80% of the voting power of Arlington Bank. Notwithstanding the foregoing, any member of the Board of Directors who does not satisfy the qualification requirements referred to above shall be removed from office by the Board of Directors or the Ohio Superintendent of Financial Institutions. The Board of Directors may also remove any of its members if, by order of court, the director has been found to be of unsound mind or adjudged a bankrupt.

Anti-Takeover Provisions

The anti-takeover measures applicable to First Merchants and Arlington Bank described below may have the effect of discouraging a person or other entity from acquiring control of either company. These measures may have the effect of discouraging certain tender offers for shares of their common stock which might otherwise be made at premium prices or certain other acquisition transactions which might be viewed favorably by a significant number of shareholders.

First Merchants

Under Indiana law, any 10% shareholder of an Indiana corporation, with a class of voting shares registered under Section 12 of the Exchange Act, such as First Merchants, is prohibited for a period of 5 years from completing a business combination with the corporation unless, prior to the acquisition of such 10% interest, the Board of Directors approved either the acquisition of such interest or the proposed business combination. If such prior approval is not obtained, the corporation and a 10% shareholder may not consummate a business combination unless all provisions of the articles of incorporation are complied with and either a majority of disinterested shareholders approve the transaction or all shareholders receive a price per share as determined by Indiana law. A corporation may specifically adopt application of the business combination provision in its Articles of Incorporation and obtain the protection provided by this provision.

An Indiana corporation may elect to remove itself from the protection provided by the Indiana business combination provision, but such an election remains ineffective for 18 months and does not apply to a combination with a shareholder who acquired a 10% ownership position prior to the election. First Merchants has adopted the protection provided by the business combination provision of Indiana law.

In addition to the business combination provision, Indiana law contains a “control share acquisition” provision which, although different in structure from the business combination provision, may have a similar effect of discouraging or making more difficult a hostile takeover of an Indiana corporation. This provision also may have the effect of discouraging premium bids for outstanding shares. Under this provision, unless otherwise provided in the corporation’s articles of incorporation or bylaws, if a shareholder acquires a certain amount of shares, approval of a majority of the disinterested shareholders must be obtained before the acquiring shareholder may vote the control shares. Under certain circumstances, the shares held by the acquirer may be redeemed by the corporation at the fair market value of the shares as determined by the control share acquisition provision. First Merchants and Arlington Bank are subject to the control share acquisition provision. The constitutional validity of the control share acquisition statute has been challenged in the past and has been upheld by the United States Supreme Court.

The control share acquisition provision does not apply to a plan of affiliation and merger if the corporation complies with the applicable merger provisions and is a party to the agreement of merger or plan of share exchange.

Arlington Bank

The OGCL contains a Merger Moratorium Statute that prohibits specified business combinations and transactions between an “issuing public corporation” and an “interested shareholder” for at least three years after the interested shareholder attains 10% ownership, unless the board of directors of the issuing public corporation approves the transaction before the interested shareholder attains 10% ownership.

An interested shareholder is a person who either:

•	owns 10% or more of the shares of the corporation or

•	was the owner, at any time within the three-year period immediately prior to the date on which it is sought to be determined whether the person is an interested shareholder, of a number of shares of the public corporation sufficient to exercise 10% of the voting power of the public corporation.

An issuing public corporation is defined as an Ohio corporation with 50 or more shareholders that has its principal place of business, principal executive offices, or substantial assets within the State of Ohio, and as to which no close corporation agreement exists.

After the three-year period, a moratorium transaction may take place provided that certain conditions are satisfied, including that:

•	prior to the interested shareholders’ share acquisition date, the board of directors approved the purchase of shares by the interested shareholder;

•	the transaction is approved by the holders of shares with at least two-thirds of the voting power of the corporation (or a different proportion set forth in the articles of incorporation), including at least a majority of the outstanding shares after excluding shares controlled by the interested shareholder; or

•	the business combination results in shareholders, other than the interested shareholder, receiving a fair price plus interest for their shares, as determined in accordance with the statute.

The OGCL also contains a Control Share Acquisition Statute that requires specified notice and informational filings and special shareholder meetings and voting procedures that must occur before consummation of a proposed “control share acquisition.” A control share acquisition is defined as any acquisition, directly or indirectly, of an issuer’s shares that would entitle the acquirer to exercise or direct the voting power of the issuer in the election of directors within any of the following ranges:

•	one-fifth or more, but less than one-third, of the voting power;

•	one-third or more, but less than a majority, of the voting power; or

•	a majority or more of the voting power.

Assuming compliance with the notice and information filing requirements, the proposed control share acquisition may take place only if, at a duly convened special meeting of shareholders, the acquisition is approved by both a majority of the voting power of the issuer represented at the meeting and a majority of the voting power remaining after excluding the combined voting power of the intended acquirer and the directors and officers of the issuer.

Liquidation Rights

First Merchants	Arlington Bank

In the event of any liquidation or dissolution of First Merchants, its shareholders are entitled to receive pro rata, according to the number of shares held, any assets distributable to shareholders, subject to the payment of First Merchants’ liabilities and any rights of creditors and holders of shares of First Merchants’ preferred stock then outstanding.	In the event of any liquidation or dissolution of Arlington Bank, its shareholders are entitled to receive pro rata, according to the number of shares held, any assets distributable to shareholders, subject to the payment of Arlington Bank’s liabilities and any rights of creditors.

Redemption

First Merchants	Arlington Bank

Under Indiana law, First Merchants may redeem or acquire shares of its common stock with funds legally available therefor, and shares so acquired constitute authorized but unissued shares. First Merchants may not redeem or acquire its shares of common stock if, after such redemption, it would not be able to pay its debts as they become due. Additionally, First Merchants may not redeem its shares if its total assets would be less than the sum of its total liabilities plus preferential rights of shareholders payable upon dissolution.	Under Ohio law, Arlington Bank may redeem or acquire shares of its common stock with funds legally available therefor, and shares so acquired and retired will constitute authorized but unissued shares. Arlington Bank may not redeem or acquire its shares of common stock if it is insolvent, or if there is reasonable ground to believe that by such purchase or redemption it would be rendered insolvent. Additionally, Arlington Bank may not redeem its shares if its assets would be less than its liabilities plus its stated capital.

Director Liability

First Merchants	Arlington Bank

Under Indiana law, a director of First Merchants will not be liable to shareholders for any action taken as a director, or any failure to take any action, unless:

•    The director has breached or failed to perform his duties as a director in good faith with the care an ordinarily prudent person in a like

Under Ohio law, a director of Arlington Bank will not be found to have violated the director’s fiduciary duties unless it is proved by clear and convincing evidence that the director has not acted in good faith, in a manner the director reasonably believes to be in or not opposed to the best interests of the corporation, position would exercise under similar circumstances and in a manner the director reasonably believes to be in the best interests of the corporation; and

•    Such breach or failure to perform constitutes willful misconduct or recklessness.

or with the care that an ordinarily prudent person in a like position would use under similar circumstances, in any action brought against a director. A director shall not be considered to be acting in good faith if the director has knowledge concerning the matter in question that would cause reliance on information, opinions, reports, or statements that are prepared or presented by permitted persons to be unwarranted. Ohio law further provides that an Arlington Bank director will be liable in damages for any action that the director takes or fails to take as a director only if it is proved by clear and convincing evidence in a court of competent jurisdiction that the director’s action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation.

Indemnification of Directors, Officers and Employees

First Merchants

Under Indiana law and First Merchants’ Articles of Incorporation, First Merchants may indemnify any director, officer, employee or agent for any and all liability and expense incurred in connection with a proceeding which such person is involved in by reason of such person’s position with First Merchants, in which (a) the person is wholly successful or (b) the person acted in good faith in what the person reasonably believed to be in or at least not opposed to the best interests of First Merchants. If the proceeding is a criminal proceeding, the person must have had no reasonable cause to believe that the person’s conduct was unlawful. If the person is wholly successful with respect to the claim or proceeding, the indemnification by First Merchants is mandatory. Finally, under Indiana law and First Merchants Articles of Incorporation and/or Bylaws, First Merchants is permitted to advance expenses to a person prior to final disposition of the proceeding if the person undertakes to repay any advanced amounts, if it is ultimately determined that he or she is not entitled to indemnification, or if the person furnishes to First Merchants a written affirmation of the person’s good faith belief that he or she is entitled to indemnification.

Arlington Bank

The Arlington Bank Constitution provides mandatory indemnification for directors and officers in most instances when they are acting on behalf of Arlington Bank. The person claiming indemnification shall be presumed to have acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of Arlington Bank. It does not provide indemnification in instances of completed actions or suit instituted by or in the right of Arlington Bank where the proposed indemnitee is adjudged to be liable for acting with reckless disregard for the best interests of Arlington Bank or misconduct (other than negligence) in the performance of his duty to the corporation unless and only to the extent that the court in which the action was brought, determines upon application that despite such adjudication of liability and in view of the circumstances, he is fairly and reasonably entitled to such indemnification. The Arlington Bank Constitution also sets forth certain procedural routines for the board in making determinations with regard to eligibility for indemnification. Indemnification can be limited by applicable Ohio and federal banking laws and regulations, and if the OGCL and Ohio Banking Law provides for broader indemnification then that broader indemnification shall apply. In addition, under its Constitution and as permitted under Ohio law, Arlington Bank has agreed to pay the expenses incurred in defending any action or suit referred to above in advance of the final disposition of such action or suit to or on behalf of the person seeking indemnification promptly as such expenses are incurred by him, but only if such person shall first agree, in writing, to repay all amounts so paid in respect of any claim, issue or other matter asserted in such action or suit in defense of which he shall not have been successful on the merits or otherwise if (a) it shall ultimately be determined that he is not entitled to be indemnified by Arlington Bank under its Constitution, or (b) he shall have been adjudged to be liable for acting with reckless disregard for the best interests of Arlington Bank or misconduct (other than negligence) in the performance of his duty to Arlington Bank (unless and only to the extent that the court in which such action or suit was brought shall determine that, despite such adjudication of liability, and in view of all the circumstances, he is fairly and reasonably entitled to all or part of such indemnification).

LEGAL MATTERS

Certain U.S. federal income tax consequences relating to the Merger will be passed upon for First Merchants and Arlington Bank by the law firm of Bingham Greenebaum Doll LLP, Indianapolis, Indiana.

EXPERTS

The audited consolidated financial statements of First Merchants and its affiliates and the effectiveness of its internal control over financial reporting as of December 31, 2016, incorporated by reference into this document, have been audited by BKD, LLP, independent certified public accountants, to the extent and for the periods indicated in their reports thereon, and have been so incorporated by reference in this document in reliance upon such reports of BKD, LLP given on the authority of such firm as experts in auditing and accounting.

SHAREHOLDER PROPOSALS FOR NEXT YEAR

First Merchants

If the Merger is completed, Arlington Bank shareholders will become shareholders of First Merchants. Any proposal which a First Merchants shareholder intends to have presented at the 2018 annual meeting of First Merchants and included in the proxy statement and form of proxy relating to that meeting must be received by the Secretary of First Merchants at First Merchants’ principal office no later than November 24, 2017, for inclusion in First Merchants’ proxy statement and form of proxy relating to that meeting. Shareholder proposals, if any, intended to be presented at the 2018 annual meeting of First Merchants that are not submitted by November 24, 2017 for inclusion in the proxy statement will be considered untimely.

Arlington Bank

If the Merger occurs, there will be no Arlington Bank annual meeting of shareholders for 2017. In that case, shareholder proposals must be submitted to First Merchants in accordance with the procedures described above.

If the Merger is not completed, Arlington Bank will hold its 2017 annual meeting in accordance with its current governing documents and as required by Ohio law.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

First Merchants has filed with the SEC a Registration Statement on Form S-4 under the Securities Act, with respect to the common stock of First Merchants being offered in the Merger. This proxy statement and prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to First Merchants and the securities offered by this proxy statement and prospectus, reference is made to the registration statement. Statements contained in this proxy statement and prospectus concerning the provisions of such documents are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable documents filed with the SEC.

First Merchants files annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy these materials at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain additional information about First Merchants on its website at http://www.firstmerchants.com. You may obtain additional information about Arlington Bank on its website at https://www.cbindianaonline.com. However, the contents of those websites are not incorporated by reference in, or otherwise a part of, this proxy statement and prospectus and are not soliciting material.

First Merchants “incorporates by reference” into this proxy statement and prospectus the information in documents it files with the SEC, which means that it can disclose important information to you through those documents. The information incorporated by reference is an important part of this proxy statement and prospectus. Some information contained in this proxy statement and prospectus updates the information incorporated by reference and some information filed by First Merchants subsequently with the SEC will automatically update this proxy statement and prospectus.

First Merchants incorporates by reference the documents and information listed below:

•	First Merchants’ Annual Report on Form 10-K filed on March 1, 2017;

•	First Merchants’ Current Reports on Form 8-K filed on January 25, 2017 (except with respect to information furnished under Item 7.01 therein), January 26, 2017 (except with respect to information furnished under Item 2.02 therein), February 10, 2017, February 17, 2017 (except with respect to information furnished under Item 7.01 therein), and February 28, 2017 (except with respect to information furnished under Item 7.01 therein); and

•	The description of First Merchants common stock set forth in the registration statement filed by First Merchants pursuant to Section 12 of the Exchange Act, including any amendment or report filed with the SEC for the purpose of updating such description.

First Merchants also incorporates by reference any of its filings with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the initial filing of the registration statement that contains this proxy statement and prospectus.

You may request, either orally or in writing, a copy of the documents incorporated by reference by First Merchants in this proxy statement and prospectus without charge by requesting them in writing or by telephone from First Merchants at the following addresses and telephone number:

First Merchants Corporation

200 East Jackson Street

Muncie, Indiana 47305

Attention: Brian T. Hunt,

                 Corporate Secretary

Telephone: (765) 747-1500

If you would like to request documents, please do so by May 10, 2017, in order to receive them before the Arlington Bank special meeting.

You should rely only on the information incorporated by reference or provided in this proxy statement and prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer or sale is not permitted. You should not assume that the information in this proxy statement and prospectus is accurate as of any date other than the date on the front of this document. If any material change occurs during the period that this proxy statement and prospectus is required to be delivered, this proxy statement and prospectus will be supplemented or amended.

All information regarding First Merchants in this proxy statement and prospectus has been provided by First Merchants, and all information in this proxy statement and prospectus regarding Arlington Bank has been provided by Arlington Bank.

ANNEX A

MERGER AGREEMENT

AGREEMENT AND PLAN OF REORGANIZATION AND MERGER

BY AND AMONG

FIRST MERCHANTS CORPORATION,

FIRST MERCHANTS BANK

AND

THE ARLINGTON BANK

THIS AGREEMENT AND PLAN OF REORGANIZATION AND MERGER (the “Agreement”), is entered as of the 25th day of January, 2017, by and among FIRST MERCHANTS CORPORATION, an Indiana corporation (“First Merchants”), FIRST MERCHANTS BANK, an Indiana commercial bank (“FMB”), and THE ARLINGTON BANK, an Ohio savings bank (“Arlington Bank”).

W I T N E S S E T H:

WHEREAS, First Merchants is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, with its principal place of business in Muncie, Delaware County, Indiana, and is the owner of all of the issued and outstanding shares of common stock of FMB;

WHEREAS, FMB is an Indiana commercial bank with its principal place of business in Muncie, Delaware County, Indiana;

WHEREAS, Arlington Bank is an Ohio savings bank with its principal office and place of business located in Upper Arlington, Franklin County, Ohio;

WHEREAS, First Merchants and Arlington Bank have agreed that it is in their mutual best interests and in the best interests of their respective shareholders for Arlington Bank to be acquired by First Merchants and merged with and into FMB in the manner and upon the terms and conditions contained in this Agreement (the “Merger”);

WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and First Merchants, FMB, and Arlington Bank desire to and hereby adopt this Agreement as a plan of reorganization for purposes of Sections 354 and 361 of the Code;

WHEREAS, the respective Boards of Directors of First Merchants and FMB have each approved this Agreement and authorized its execution; and

WHEREAS, Arlington Bank’s Board of Directors has approved this Agreement and authorized its execution, and will recommend to Arlington Bank’s shareholders that they adopt this Agreement and approve the transactions described herein.

NOW, THEREFORE, in consideration of the mutual promises, covenants, and agreements herein contained and other good and valuable consideration, the receipt of which is hereby acknowledged, First Merchants, FMB and Arlington Bank hereby make this Agreement and prescribe the terms and conditions of the merger of Arlington Bank with and into FMB and the mode of carrying the transactions into effect as follows:

SECTION 1

THE MERGER

1.1 Merger. Subject to the terms and conditions of this Agreement, on the Effective Date (as defined in Section 11 hereof), Arlington Bank shall be merged with and into FMB in accordance with 12 U.S.C. §1828(c)

(the “Bank Merger Act”), the Indiana Financial Institutions Act (the “IFIA”), and Ohio Revised Code Chapters 1161-1165, together with the Ohio General Corporation Law (collectively, the “Ohio Corporate Law”), in each case as amended and together with any regulations promulgated thereunder (collectively, the “Law”).

1.2 Right to Revise Merger. The parties may, at any time, change the method of effecting the Merger if and to the extent the parties deem such change to be desirable, including, without limitation, to provide for the merger of Arlington Bank into another wholly-owned subsidiary of First Merchants; provided, however, that First Merchants shall pay all fees incurred by Arlington Bank as a result of such change, including reasonable legal fees, and that no such change, modification or amendment shall (a) alter or change the amount or kind of consideration to be received by the shareholders of Arlington Bank specified in Section 3 hereof as a result of the Merger, except in accordance with the terms of Section 3 hereof; (b) adversely affect the tax treatment to the shareholders of Arlington Bank resulting from the Merger; or (c) materially impede or delay receipt of any approvals referred to in this Agreement or the consummation of the transactions contemplated by this Agreement.

SECTION 2

EFFECT OF THE MERGER

Upon the Merger becoming effective:

2.1 General Description. The separate existence and corporate organization of Arlington Bank shall cease, and the corporate existence of FMB, including all of its purposes, powers and objectives, shall survive and continue unaffected and unimpaired by the Merger (FMB, as the surviving corporation in the Merger, being sometimes referred to herein as the “Surviving Corporation”). FMB shall continue to be governed by the laws applicable to state-chartered commercial banks under the IFIA and shall succeed to all the rights, privileges, immunities, powers, duties and liabilities of Arlington Bank as provided under the IFIA and the Ohio Corporate Law.

2.2 Name. The name of the Surviving Corporation shall be “First Merchants Bank.”

2.3 Articles of Incorporation. The Articles of Incorporation of FMB shall be the Articles of Incorporation of the Surviving Corporation.

2.4 Code of Bylaws. The Code of Bylaws of FMB (the “Code of Bylaws”) shall be the Code of Bylaws of the Surviving Corporation.

2.5 Officers and Directors. The Directors of FMB shall all remain directors of the Surviving Corporation and shall hold such offices from the Effective Date until their respective successors are duly elected and qualified in the manner provided in the Code of Bylaws. The officers of FMB shall all remain officers of the Surviving Corporation and shall hold such offices from the Effective Date until their respective successors are duly elected and qualified in the manner provided in the Code of Bylaws.

2.6 Offices. Immediately following the Merger, FMB’s principal office shall be located at 200 East Jackson Street, Muncie, Indiana 47305 and Arlington Bank’s principal office at 2130 Tremont Center, Upper Arlington, Ohio 43221 shall become a branch office of FMB.

2.7 Shares of Arlington Bank. As of the Effective Date, by virtue of the Merger and without any further action on the part of First Merchants, FMB or Arlington Bank, all issued and outstanding shares of the common stock of Arlington Bank, when converted as provided in Section 3.4(d) hereof, shall no longer be outstanding and shall automatically be canceled, retired and of no further effect.

2.8 Shares of FMB. As of the Effective Date, by virtue of the Merger and without any further action on the part of FMB or Arlington Bank, all 114,000 issued and outstanding shares of the common capital stock of FMB, shall represent all of the issued and outstanding shares of the common capital stock of the Surviving Corporation.

2.9 Savings Accounts. By virtue of the Merger, deposit accounts held at Arlington Bank shall automatically, by operation of law, become deposit accounts held at FMB.

2.10 Further Assurances. If, at any time after the Effective Date, the Surviving Corporation shall consider or be advised that any further deeds, assignments or assurances under the Law or any other acts are necessary or desirable (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of Arlington Bank, or (b) otherwise carry out the purposes of this Agreement, Arlington Bank and its officers and directors shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation and otherwise to carry out the purposes of this Agreement, and the officers and directors of the Surviving Corporation are authorized in the name of Arlington Bank or otherwise to take any and all such action.

2.11 Consent of Surviving Corporation. The Surviving Corporation hereby consents to be sued and served with process in the State of Ohio and to the irrevocable appointment of the Secretary of State of the State of Ohio as its agent to accept service of process in any proceeding in the State of Ohio to enforce against the Surviving Corporation any obligation of Arlington Bank, or to enforce the rights of a Dissenting Shareholder of Arlington Bank.

2.12 Statutory Agent. The Surviving Corporation shall continue to transact business in the State of Ohio as a foreign corporation. The name and address of the statutory agent in Ohio upon whom any process, notice or demand against the Surviving Corporation may be served is: Jennifer Griffith, 3650 Olentangy River Road, Suite 100, Columbus, Ohio 43214.

SECTION 3

CONSIDERATION TO BE DISTRIBUTED

3.1 Consideration. Upon and by reason of the Merger becoming effective, the shareholders of Arlington Bank of record on the Effective Date shall be entitled to receive in exchange for Arlington Bank common shares, $0.50 par value (“Arlington Bank Common Stock”) held, 2.7245 (the “Exchange Ratio”) shares of First Merchants’ common stock (“First Merchants Common Stock”). The Exchange Ratio shall be subject to adjustment as set forth in Section 3.3.

3.2 Fractional Shares of First Merchants Common Stock. Certificates for fractional shares of First Merchants Common Stock shall not be issued in respect of fractional interests arising from the Exchange Ratio. Each holder of Arlington Bank Common Stock who would have otherwise been entitled to a fraction of a share of First Merchants Common Stock, upon surrender of all such shareholder’s certificates representing Arlington Bank Common Stock, shall be paid in cash (without interest), an amount rounded to the nearest whole cent, determined by multiplying the First Merchants Average Price (as defined below) by the fractional share of First Merchants Common Stock to which such holder of Arlington Bank Common Stock would otherwise be entitled. No such holder of Arlington Bank Common Stock shall be entitled to dividends, voting rights, or any other rights in respect of any fractional share. The term “First Merchants Average Price” shall mean the average closing price of a share of First Merchants Common Stock as reported by Bloomberg, L.P. for the ten (10) days that First Merchants Common Stock trades on the NASDAQ Global Select Market preceding the fourth (4th) calendar day prior to the Effective Date. The First Merchants Average Price shall be appropriately and proportionately adjusted to reflect any share adjustment as contemplated by Section 3.3 hereof.

3.3 Recapitalization. If, between the date of this Agreement and the Effective Date, First Merchants issues a stock dividend with respect to its shares of common stock, combines, subdivides, or splits up its outstanding shares or takes any similar recapitalization action, then the Exchange Ratio shall be adjusted so that each holder of Arlington Bank Common Stock shall receive such number of shares of First Merchants Common Stock as represents the same percentage of outstanding shares of First Merchants Common Stock at the Effective Date as would have been represented by the number of shares of First Merchants Common Stock such shareholder would have received if the recapitalization had not occurred.

3.4 Distribution of First Merchants’ Common Stock.

(a) Each share of First Merchants Common Stock outstanding immediately prior to the Effective Date shall remain outstanding unaffected by the Merger.

(b) On or prior to the Effective Date, First Merchants shall (i) authorize the issuance of and shall make available to American Stock Transfer & Trust Company, LLC or such other exchange agent selected by First Merchants (the “Exchange Agent”), for the benefit of the registered shareholders of Arlington Bank Common Stock for exchange in accordance with this Section 3, certificates for shares (or book entry of shares) of First Merchants Common Stock (the “First Merchants Stock Certificates”) to be issued pursuant to Section 3.1, and (ii) shall deposit with the Exchange Agent sufficient cash for payment of cash in lieu of any fractional shares of First Merchants Common Stock in accordance with Section 3.2. Such First Merchants Stock Certificates and cash are referred to in this Section 3 as the “Exchange Fund.” First Merchants shall be solely responsible for the payment of any fees and expenses of the Exchange Agent.

(c) Within three (3) business days following the Effective Date, the Exchange Agent shall mail to each holder of Arlington Bank Common Stock a letter of transmittal (the “Letter of Transmittal”) providing (i) that delivery shall be effected and risk of loss of title to the certificates representing Arlington Bank Common Stock shall pass only upon delivery of the certificates to the Exchange Agent and (ii) instructions as to the transmittal to the Exchange Agent of certificates representing shares of Arlington Bank Common Stock and the issuance of shares of First Merchants Common Stock in exchange therefor pursuant to the terms of this Agreement. Distribution of First Merchants Stock Certificates and cash payments in lieu of fractional shares shall be made by the Exchange Agent to each former holder of Arlington Bank Common Stock within five (5) business days following the later of the Effective Date or the date of such shareholder’s delivery to the Exchange Agent of such shareholder’s certificates representing Arlington Bank Common Stock, accompanied by a properly completed and executed Letter of Transmittal. Interest shall not accrue or be payable with respect to any cash payments.

(d) Following the Effective Date, stock certificates representing Arlington Bank Common Stock shall be converted to, and deemed to evidence only, the right to receive such number of shares of First Merchants Common Stock as determined in accordance with Sections 3.1 and 3.2 above (for all corporate purposes other than the payment of dividends) and cash for fractional shares, as applicable. No dividends or other distributions otherwise payable subsequent to the Effective Date on shares of First Merchants Common Stock shall be paid to any shareholder entitled to receive the same until such shareholder has surrendered such shareholder’s certificates for Arlington Bank Common Stock to the Exchange Agent in exchange for First Merchants Common Stock. Upon surrender or compliance with the provisions of Section 3.4(c), there shall be paid to the record holder of First Merchants Common Stock the amount of all dividends and other distributions, without interest thereon, withheld with respect to such common stock.

(e) From and after the Effective Date, there shall be no transfers on the stock transfer books of Arlington Bank of any shares of Arlington Bank Common Stock.

(f) Any portion of the Exchange Fund that remains unclaimed by the holders of Arlington Bank Common Stock for twelve (12) months after the Effective Date shall be paid, distributed or otherwise released to First Merchants, or its successors in interest. Any shareholders of Arlington Bank who have not theretofore complied with this Section 3 shall thereafter look only to First Merchants, or its successors in interest, for the issuance of shares of First Merchants Common Stock and any unpaid dividends and distributions on First Merchants Common Stock deliverable in respect of each share of Arlington Bank Common Stock such shareholder holds as determined pursuant to this Agreement. Notwithstanding the foregoing, none of First Merchants, the Exchange Agent or any other person shall be liable to any former holder of shares of Arlington Bank Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) First Merchants shall be entitled to rely upon the stock transfer books of Arlington Bank to establish the persons entitled to receive shares of First Merchants Common Stock, which books, in the absence of actual knowledge by First Merchants of any adverse claim thereto, shall be conclusive with respect to the ownership of such stock.

(h) With respect to any certificate for Arlington Bank Common Stock which has been lost, stolen, or destroyed, First Merchants shall be authorized to issue First Merchants Common Stock to the registered owner of such certificate upon receipt of an affidavit of lost stock certificate, in form and substance reasonably satisfactory to First Merchants, and upon compliance by such registered owner with all procedures reasonably required by Arlington Bank in connection with lost, stolen, or destroyed certificates, with any costs incurred at such shareholder’s expense.

3.5 Employee Stock Options. Immediately prior to the Closing, each then outstanding option to purchase Arlington Bank Common Stock, shall be converted into the right to receive in cash (a) the excess, if any, of (i) the Exchange Ratio multiplied by the First Merchants Average Price over (ii) the per share exercise price of such Arlington Bank stock option multiplied by (b) the number of shares of Arlington Bank Common Stock subject to such stock option, less (c) applicable tax withholdings (the “Option Payment Amount”). The Option Payment Amount shall be paid by First Merchants to the respective option holders on behalf of Arlington Bank within ten (10) business days following the Closing. As a condition to its obligation to pay the Option Payment Amount to any option holder pursuant to this Section 3.5, First Merchants shall be entitled to require from each such option holder an agreement, in form and substance reasonably acceptable to Arlington Bank, agreeing to accept such Option Payment Amount in complete cancellation, satisfaction and release of all claims of such option holder in respect of the Arlington Bank stock options, plus the satisfaction of any transfer or other taxes in connection therewith. Upon payment of the Option Payment Amount to an option holder, any option agreement between Arlington Bank and such option holder and the option holder’s rights thereunder shall terminate and be of no further force or effect.

SECTION 4

DISSENTING SHAREHOLDERS

Notwithstanding anything in this Agreement to the contrary, any issued and outstanding shares of Arlington Bank Common Stock held by a person (a “Dissenting Shareholder”) who has not voted in favor of, or consented to, the adoption of this Agreement and has complied with all the provisions of the Ohio Corporate Law concerning the rights of holders of shares of Arlington Bank Common Stock to require payment of fair cash value of such Arlington Bank Common Stock (the “Dissenting Shares”), in accordance with Sections 1701.84 and 1701.85 of the Ohio Corporate Law, shall not be converted into the right to receive such number of shares of First Merchants Common Stock and cash for fractional shares as determined in accordance with Sections 3.1 and 3.2 above (the “Merger Consideration”), but shall become the right to receive such consideration as may be determined to be due to such Dissenting Shareholder pursuant to the procedures set forth in Section 1701.85 of the Ohio Corporate Law. If such Dissenting Shareholder withdraws its demand for fair cash value or fails to perfect or otherwise loses its rights as a dissenting shareholder, in any case under the Ohio Corporate Law, each of such Dissenting Shareholder’s shares of Arlington Bank Common Stock shall thereupon be treated as though such shares of Arlington Bank Common Stock had been converted into the right to receive the Merger Consideration pursuant to Sections 3.1 and 3.2. Arlington Bank shall notify First Merchants of each shareholder who asserts rights as a Dissenting Shareholder following receipt of such Shareholder’s written demand delivered as provided in Section 1701.85 of the Ohio Corporate Law. Prior to the Effective Date, Arlington Bank shall not, except with the prior written consent of First Merchants, voluntarily make any payment, or settle or commit to settle or offer to settle any rights of a Dissenting Shareholder asserted under Section 1701.85 of the Ohio Corporate Law.

SECTION 5

REPRESENTATIONS AND

WARRANTIES OF ARLINGTON BANK

Arlington Bank hereby makes the representations and warranties set forth below to First Merchants. For the purposes of this Section 5, “Arlington Bank Disclosure Letter” is defined as the letter referencing Section 5 of this Agreement which shall be prepared by Arlington Bank and delivered to First Merchants contemporaneously with the execution of this Agreement.

5.1 Organization and Authority. Arlington Bank is a savings bank duly organized and validly existing under the laws of the State of Ohio. Arlington Bank has the power and authority (corporate and otherwise) to conduct its businesses in the manner and by the means utilized as of the date hereof. Arlington Bank has no subsidiaries. Arlington Bank is subject to primary federal regulatory supervision and regulation by the Federal Deposit Insurance Corporation (“FDIC”).

5.2 Authorization.

(a) Arlington Bank has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder, subject to satisfaction of the conditions precedent in Section 9. This Agreement, when executed and delivered by all parties, will have been duly authorized and will constitute a valid and binding obligation of Arlington Bank, subject to the conditions precedent set forth in Section 9 hereof, enforceable in accordance with its terms except to the extent limited by insolvency, reorganization, liquidation, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors’ rights. The Board of Directors of Arlington Bank has approved the Merger pursuant to the terms and conditions of this Agreement and has agreed to recommend to Arlington Bank’s shareholders that they adopt this Agreement and approve the transactions described herein subject to Section 7.5 hereof.

(b) Except as set forth in the Arlington Bank Disclosure Letter, neither the execution of this Agreement, nor the consummation of the transactions contemplated hereby, subject to the conditions precedent set forth in Section 9 hereof, does or will (i) conflict with, result in a breach of, or constitute a default under Arlington Bank’s organizational documents; (ii) conflict with, result in a breach of, or constitute a default under any federal, foreign, state or local law, statute, ordinance, rule, regulation or court or administrative order or decree, or any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement or commitment, to which Arlington Bank is subject or bound, the result of which would have a Material Adverse Effect; (iii) result in the creation of, or give any person, corporation or entity the right to create, any lien, charge, encumbrance, security interest, or any other rights of others or other adverse interest upon any right, property or asset of Arlington Bank; (iv) terminate, or give any person, corporation or entity the right to terminate, amend, abandon, or refuse to perform, any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement or commitment to which Arlington Bank is subject or bound, the result of which would have a Material Adverse Effect; or (v) accelerate or modify, or give any party thereto the right to accelerate or modify, the time within which, or the terms according to which, Arlington Bank is to perform any duties or obligations or receive any rights or benefits under any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement or commitment.

For the purpose of this Agreement, a “Material Adverse Effect” means any effect, circumstance, occurrence or change that (i) is material and adverse to the financial position, results of operations or business of Arlington Bank, or First Merchants and FMB taken as a whole, as applicable, or (ii) would materially impair the ability of Arlington Bank, First Merchants or FMB, as applicable, to perform its obligations under this Agreement; provided, however, that a Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability to banks or their holding companies or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles (“GAAP”) or regulatory accounting requirements applicable to banks or their holding companies generally, (c) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with GAAP, (d) effects of any action taken with the prior written consent of the other party hereto, (e) changes in the general level of interest rates (including the impact on the securities portfolios of Arlington Bank, or First Merchants and FMB, as applicable) or conditions or circumstances relating to or that affect either the United States economy, financial or securities markets or the banking industry, generally, (f) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with this Agreement or the transactions contemplated herein, including without limitation payment of any amounts due to, or the provision of any benefits to, any officers or employees under agreements, plans or other arrangements in existence on the date of or contemplated by this Agreement and disclosed to First Merchants, (g) the impact of the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the business, financial condition or results of operations of Arlington Bank, or First Merchants and FMB, as applicable and (h) the occurrence of any military or terrorist attack within the United States or any of its possessions or offices; provided that in no event shall a change in the trading price of First Merchants Common Stock, by itself, be considered to constitute a Material Adverse Effect on First Merchants (it being understood that the foregoing proviso shall not prevent or otherwise affect a determination that any effect underlying such decline has resulted in a Material Adverse Effect).

(c) Other than (i) the filing of a certificate of merger with the Secretary of State of the State of Ohio, in accordance with the Ohio Corporate Law, and (ii) in connection or in compliance with the banking regulatory approvals contemplated by Section 9.4 and federal and state securities laws and the rules and regulations promulgated thereunder, no notice to, filing with, authorization of, exemption by, or consent or approval of, any public body or authority is necessary for the consummation by Arlington Bank of the transactions contemplated by this Agreement.

(d) Other than those filings, authorizations, consents and approvals referenced in Section 5.2(c) above and except as set forth in the Arlington Bank Disclosure Letter, no notice to, filing with, authorization of, exemption by, or consent or approval of, any third party is necessary for the consummation by Arlington Bank of the transactions contemplated by this Agreement, except for such authorizations, exemptions, consents or approvals, the failure of which to obtain, would not be reasonably likely to result in a Material Adverse Effect.

5.3 Capitalization.

(a) The Arlington Bank Disclosure Letter contains a list of the shareholders of Arlington Bank and the number of shares held by each. As of the date of this Agreement, Arlington Bank has 10,000,000 shares of Arlington Bank Common Stock authorized, 761,528 shares of which are issued and outstanding. Such issued and outstanding shares of Arlington Bank Common Stock have been duly and validly authorized by all necessary corporate action of Arlington Bank, are validly issued, fully paid and nonassessable and have not been issued in violation of any preemptive rights of any shareholders. As of the date of this Agreement, Arlington Bank has 1,000,000 shares of preferred stock, $0.50 par value, authorized, none of which is issued and outstanding. Arlington Bank has no capital stock authorized, issued or outstanding other than as described in this Section 5.3(a) and, except as set forth in the Arlington Bank Disclosure Letter, Arlington Bank has no intention or obligation to authorize or issue additional shares of its capital stock.

(b) The Arlington Bank Disclosure Letter contains a list of option holders of Arlington Bank, the number of options to purchase Arlington Bank Common Stock held by each and the applicable exercise price of each. Except as set forth in the Arlington Bank Disclosure Letter, there are no options, commitments, calls, agreements, understandings, arrangements or subscription rights regarding the issuance, purchase or acquisition of capital stock, or any securities convertible into or representing the right to purchase or otherwise receive the capital stock or any debt securities, of Arlington Bank, by which Arlington Bank is or may become bound. Arlington Bank does not have any outstanding contractual or other obligations to repurchase, redeem or otherwise acquire any of its outstanding shares of capital stock.

5.4 Organizational Documents. The Articles of Incorporation, Bylaws and Constitution of Arlington Bank have been delivered to First Merchants and represent true, accurate and complete copies of such corporate documents of Arlington Bank in effect as of the date of this Agreement.

5.5 Compliance with Law. To the knowledge of Arlington Bank’s Management, Arlington Bank has not engaged in any activity or taken or omitted to take any action which has resulted or could reasonably be expected to result, in the violation of any local, state, federal or foreign law, statute, rule, regulation or ordinance or of any order, injunction, judgment or decree of any court or government agency or body, the violation of which could reasonably be expected to have a Material Adverse Effect on Arlington Bank. Arlington Bank possesses all licenses, franchises, permits and other authorizations necessary for the continued conduct of its business without material interference or interruption, except where the failure to possess such licenses or other authorizations would not be reasonably expected to have a Material Adverse Effect on Arlington Bank, and such licenses, franchises, permits and authorizations shall be transferred to FMB on the Effective Date without any material restrictions or limitations thereon or the need to obtain any consents of third parties, except as otherwise set forth in the Arlington Bank Disclosure Letter. Arlington Bank is not subject to any agreement, commitment or understanding with, or order and directive of, any regulatory agency or government authority with respect to the business or operations of Arlington Bank. Arlington Bank has not received any notice of enforcement actions since January 1, 2014 from any regulatory agency or government authority relating to its compliance with the Bank Secrecy Act, the Truth-in-Lending Act, the Community Reinvestment Act, the Gramm-Leach-Bliley Act of 1999, the USA Patriot Act, the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act or any laws with respect to the protection of the environment or the rules and regulations promulgated thereunder. Arlington Bank has not received any notice of enforcement actions since January 1, 2014, from any regulatory agency or government authority relating to its compliance with any securities laws applicable to Arlington Bank. Arlington Bank received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act.

5.6 Accuracy of Statements. No information which has been or shall be supplied by Arlington Bank with respect to its businesses, operations and financial condition for inclusion in the regulatory applications relating to the Merger or the registration statement relating to the Merger contains or shall contain (at the time the application, the registration statement and each amendment or supplement thereto, if any, becomes effective) any untrue statement of a material fact or omits or shall omit to state a material fact necessary to make the statements contained therein not misleading.

5.7 Litigation and Pending Proceedings. Except as set forth in the Arlington Bank Disclosure Letter, there are no claims of any kind, nor any action, suits, proceedings, arbitrations or investigations pending or, to the knowledge of Arlington Bank’s Management, threatened in any court or before any government agency or body, arbitration panel or otherwise (nor does Arlington Bank’s Management have any knowledge of a basis for any claim, action, suit, proceeding, arbitration or investigation) which could reasonably be expected to have a Material Adverse Effect. To the knowledge of Arlington Bank’s Management, there are no uncured violations, criticisms or exceptions, or violations with respect to which refunds or restitutions may be required, cited in any report, correspondence or other communication to Arlington Bank as a result of an examination by any regulatory agency or body which could reasonably be expected to have a Material Adverse Effect.

5.8 Financial Statements.

(a) Arlington Bank’s consolidated audited balance sheets as of the end of the two (2) fiscal years ended December 31, 2015 and 2014, the unaudited consolidated balance sheet for the nine months ended September 30, 2016 and the related consolidated statements of income, shareholders’ equity and cash flows for the years or period then ended (hereinafter collectively referred to as the “Financial Information”) present fairly the consolidated financial condition or position of Arlington Bank as of the respective dates thereof and the consolidated results of operations of Arlington Bank for the respective periods covered thereby and have been prepared in conformity with GAAP applied on a consistent basis.

(b) All loans reflected in the Financial Information and which have been made, extended or acquired since September 30, 2016 (i) have been made for good, valuable and adequate consideration in the ordinary course of business; (ii) constitute the legal, valid and binding obligation of the obligor and any guarantor named therein; (iii) are evidenced by notes, instruments or other evidences of indebtedness which are true, genuine and what they purport to be; and (iv) to the knowledge of Arlington Bank’s Management, to the extent that Arlington Bank has a security interest in collateral or a mortgage securing such loans, are secured by perfected security interests or mortgages naming Arlington Bank as the secured party or mortgagee, except for such unperfected security interests or mortgages naming Arlington Bank as secured party or mortgagee which, on an individual loan basis, would not materially adversely affect the value of any such loan and the recovery of payment on any such loan if Arlington Bank is not able to enforce any such security interest or mortgage.

5.9 Absence of Certain Changes. Except for events and conditions relating to the business and interest rate environment in general, the accrual or payment of Merger-related expenses, or as set forth in the Arlington Bank Disclosure Letter, since September 30, 2016, no events have occurred which could reasonably be expected to have a Material Adverse Effect. Except as set forth in the Arlington Bank Disclosure Letter, between the period from September 30, 2016 to the date of this Agreement, Arlington Bank has carried on its business in the ordinary and usual course consistent with its past practices (excluding the incurrence of fees and expenses of professional advisors related to this Agreement and the transactions contemplated hereby) and there has not been any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to Arlington Bank’s Common Stock (other than normal quarterly cash dividends) or any split, combination or reclassification of any stock of Arlington Bank or, with the exception of the issuance of shares in connection with the exercise of stock options, any issuance or the authorization of any issuance of any securities in respect of, or in lieu of, or in substitution for Arlington Bank’s Common Stock.

5.10 Absence of Undisclosed Liabilities. Except as set forth in the Arlington Bank Disclosure Letter, to the knowledge of Arlington Bank’s Management, Arlington Bank does not have any liabilities, whether accrued, absolute, contingent, or otherwise, existing or arising out of any transaction or state of facts existing on or prior to the date hereof, except (a) as and to the extent disclosed, reflected or reserved against in the Financial Information, (b) any agreement, contract, obligation, commitment, arrangement, liability, lease or license which individually is less than One Hundred Thousand and 00/100 Dollars ($100,000.00) per year and which may be terminated within one year from the date of this Agreement, and (c) unfunded loan commitments made in the ordinary course of Arlington Bank’s business consistent with past practices.

5.11 Title to Assets.

(a) Arlington Bank has good title to all personal property reflected in the September 30, 2016 Financial Information, good title to all other personal property and assets which Arlington Bank purports to own, and good title to or right to use by terms of any lease or contract all other property used in Arlington Bank’s business, and good title to all personal property and assets acquired since September 30, 2016, free and clear of all mortgages, liens, pledges, restrictions, security interests, charges, claims or encumbrances of any nature, except such minor imperfections of title, if any, as do not materially detract from the value of or interfere with the use of such property and which would not have a Material Adverse Effect.

(b) The operation by Arlington Bank of such personal property and assets is in compliance with all applicable laws, ordinances, rules and regulations of any governmental authority or third party having jurisdiction over such use except for such noncompliance that would not have a Material Adverse Effect.

5.12 Loans and Investments.

(a) The Arlington Bank Disclosure Letter sets forth any loan of Arlington Bank in excess of the principal amount of One Hundred Thousand and 00/100 Dollars ($100,000.00) that, as of December 31, 2016, has been: (i) classified by Arlington Bank, applying applicable regulatory examination standards, as “Other Loans Specially Mentioned,” “Substandard,” “Doubtful” or “Loss,” (ii) identified by accountants or auditors (internal or external) as having a significant risk of uncollectibility, or (iii) determined by Arlington Bank’s Management to be ninety (90) days or more past due with respect to principal or interest or has placed on nonaccrual status.

(b) The reserves for loan and lease losses and the carrying value for other real estate owned which are shown on each of the balance sheets contained in the Financial Information were adequate in the judgment of Arlington Bank’s Management and consistent with applicable bank regulatory standards and under GAAP to provide for losses, net of recoveries relating to loans and leases previously charged off, on loans and leases outstanding and other real estate owned (including accrued interest receivable) as of the applicable date of such balance sheet.

(c) Except as set forth in the Arlington Bank Disclosure Letter, none of the investments reflected in the Financial Information and none of the investments made by Arlington Bank since September 30, 2016 is subject to any restrictions, whether contractual or statutory, which materially impairs the ability of Arlington Bank to dispose freely of such investment at any time. Except as set forth in the Arlington Bank Disclosure Letter, Arlington Bank is not a party to any repurchase agreements with respect to securities.

5.13 Employee Benefit Plans.

(a) The Arlington Bank Disclosure Letter contains a list identifying each “employee benefit plan,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), which (i) is subject to any provision of ERISA, and (ii) is currently maintained, administered or contributed to by Arlington Bank or any entity, trade or business that, together with Arlington Bank, would be treated as a single employer under the provisions of Sections 414(b), (c), (m) or (o) of the Code (“Arlington Bank ERISA Affiliate”), and covers any employee, director or former employee or director of Arlington Bank or any Arlington Bank ERISA Affiliate under which Arlington Bank or any Arlington Bank ERISA Affiliate has any liability. The Arlington Bank Disclosure Letter also contains a list of all “employee benefit plans” as defined under ERISA which have been terminated by Arlington Bank or any Arlington Bank ERISA Affiliate since January 1, 2012. Copies of such plans (and, if applicable, related trust agreements or insurance contracts) and all amendments thereto and written interpretations thereof have been furnished to First Merchants together with the three (3) most recent annual reports (Form 5500) prepared in connection with any such plan and the current summary plan descriptions (and any summary of material modifications thereto). Such plans are hereinafter referred to individually as an “Employee Plan” and collectively as the “Employee Plans.” The Employee Plans which individually or collectively would constitute an “employee pension benefit plan” as defined in Section 3(2)(A) of ERISA are identified as such in the list referred to above.

(b) The Employee Plans have been operated in material compliance with all applicable laws, regulations, rulings and other requirements, as well as pursuant to the terms of their governing documents (to the extent consistent with ERISA).

(c) To the knowledge of Arlington Bank’s Management, no “prohibited transaction,” as defined in Section 406 of ERISA or Section 4975 of the Code, for which no statutory or administrative exemption exists, and no “reportable event,” as defined in Section 4043(c) of ERISA, for which a notice is required to be filed, has occurred with respect to any Employee Plan that could subject Arlington Bank to material taxes or penalties. Neither Arlington Bank nor any Arlington Bank ERISA Affiliate has any material liability to the Pension Benefit Guaranty Corporation (“PBGC”), to the Internal Revenue Service (“IRS”), to the Department of Labor (“DOL”), to the Employee Benefits Security Administration, with respect to any Employee Plan, except for routine premium payments to the PBGC.

(d) To the knowledge of Arlington Bank’s Management, no “fiduciary,” as defined in Section 3(21) of ERISA, of an Employee Plan has failed to comply with the requirements of Section 404 of ERISA in such a way as to cause material liability to Arlington Bank or any Arlington Bank ERISA Affiliate.

(e) Each of the Employee Plans which is intended to be qualified under Section 401(a) of the Code has been timely amended to comply in all material respects with the applicable requirements of the Code. Except as set forth in the Arlington Bank Disclosure Letter, Arlington Bank and/or any Arlington Bank ERISA Affiliate, as applicable, sought and received favorable determination letters from the IRS (or are otherwise relying on an opinion letter issued to a prototype plan sponsor) and has furnished to First Merchants copies of the most recent IRS determination letters with respect to any such Employee Plan that is intended to be qualified under Section 401(a) of the Code.

(f) Except as disclosed in the Arlington Bank Disclosure Letter, no Employee Plan has incurred an “accumulated funding deficiency,” as determined under Section 412 of the Code and Section 302 of ERISA. Arlington Bank has at all times met the minimum funding standard, and has made all contributions required, under Section 412 of the Code and Section 302 of ERISA. No facts or circumstances exist that may subject Arlington Bank, or any Arlington Bank ERISA Affiliate, to any liability under Sections 4062, 4063 or 4064 of ERISA. Neither Arlington Bank nor any Arlington Bank ERISA Affiliate ever has engaged in any transaction within the meaning of Section 4069 of ERISA. Except as disclosed in the Arlington Bank Disclosure Letter, there exist no facts or circumstances which could subject Arlington Bank, or any Arlington Bank ERISA Affiliate thereof, to withdrawal liability within the meaning of Section 4201 of ERISA or to contingent withdrawal liability under Section 4204 of ERISA. Neither Arlington Bank nor any Arlington Bank ERISA Affiliate ever has been a party to a transaction within the meaning of Section 4212(c) of ERISA.

(g) No Employee Plan subject to Title IV of ERISA has been terminated or incurred a partial termination (either voluntarily or involuntarily), in such a way as to cause material additional liability to Arlington Bank or any Arlington Bank ERISA Affiliate.

(h) No claims involving an Employee Plan (other than normal benefit claims) have been filed in a court of law or, to the knowledge of Arlington Bank’s Management, have been threatened to be filed in a court of law.

(i) There is no contract, agreement, plan or arrangement covering any employee, director or former employee or director of Arlington Bank that, individually or collectively, could give rise to the payment of any amount that would not be deductible by reason of Section 280G or Section 162(a)(1) of the Code.

(j) To the knowledge of Arlington Bank’s Management, no event has occurred that would cause the imposition of the tax described in Section 4980B of the Code on Arlington Bank. To the knowledge of Arlington Bank’s Management, Arlington Bank has materially complied with all requirements of Section 601 of ERISA, as applicable, with respect to any Employee Plan.

(k) The Arlington Bank Disclosure Letter contains a list of each employment, severance or other similar contract, arrangement or policy and each plan or arrangement (written or oral) providing for insurance coverage (including any self-insured arrangements), workers’ compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits or deferred compensation, profit sharing, bonuses, stock options, stock appreciation or other forms of incentive compensation or post-retirement insurance, compensation or benefits which (i) is not an Employee Plan, (ii) was entered into, maintained or contributed to, as the case may be, by Arlington Bank and (iii) covers any employee, director or former employee or director of Arlington Bank. Such contracts, plans and arrangements as are described above, copies or descriptions of all of which have been furnished previously to First Merchants, are hereinafter referred to collectively as the “Benefit Arrangements.” Each of the Benefit Arrangements has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations which are applicable to such Benefit Arrangements.

(l) Except as set forth in the Arlington Bank Disclosure Letter or as required by applicable law, neither Arlington Bank nor any Arlington Bank ERISA Affiliate has any present or future liability in respect of post-retirement health and medical benefits for former employees or directors of Arlington Bank or any Arlington Bank ERISA Affiliate.

(m) Except as set forth in the Arlington Bank Disclosure Letter, there has been no amendment to, written interpretation or announcement (whether or not written) by Arlington Bank or any Arlington Bank ERISA Affiliate relating to, or change in employee participation or coverage under, any Employee Plan or Benefit Arrangement administered by Arlington Bank or any Arlington Bank ERISA Affiliate which would increase materially the expense of maintaining such Employee Plans or Benefit Arrangements above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 2015.

(n) Except as otherwise provided in the Arlington Bank Disclosure Letter, the transactions contemplated by the Agreement will not cause acceleration of vesting in, or payment of, any material benefits under any Employee Plan or Benefit Arrangement and will not otherwise materially accelerate or increase any obligation under any Employee Plan or Benefit Arrangement.

(o) With respect to any nonqualified deferred compensation plan that is subject to Section 409A of the Code, such plan has been identified on the Arlington Bank Disclosure Letter and has been operated in accordance with, and is in documentary compliance with Section 409A of the Code and the guidance issued thereunder.

5.14 Obligations to Employees. Except as set forth in the Arlington Bank Disclosure Letter, all accrued obligations and liabilities of Arlington Bank, whether arising by operation of law, by contract or by past custom, for payments to trust or other funds, to any government agency or body or to any individual director, officer, employee or agent (or his heirs, legatees or legal representative) with respect to unemployment compensation or social security benefits and all pension, retirement, savings, stock purchase, stock bonus, stock ownership, stock option, stock appreciation rights or profit sharing plan, any employment, deferred compensation, consultant, bonus or collective bargaining agreement or group insurance contract or other incentive, welfare or employee benefit plan or agreement maintained by Arlington Bank for its current or former directors, officers, employees and agents have been and are being paid to the extent required by law or by the plan or contract, and adequate actuarial accruals and/or reserves for such payments have been and are being made by Arlington Bank in accordance with generally accepted accounting and actuarial principles, except where the failure to pay any such accrued obligations or liabilities or to maintain adequate accruals and/or reserves for payment thereof would not have a Material Adverse Effect. Except as set forth in the Arlington Bank Disclosure Letter, all obligations and liabilities of Arlington Bank, whether arising by operation of law, by contract, or by past custom, for all forms of compensation which are or may be payable to its current or former directors, officers, employees or agents have been and are being paid, and adequate accruals and/or reserves for payment therefor have been and are being made in accordance with GAAP, except where the failure to pay any such obligations and liabilities or to maintain adequate accruals and/or reserves for payment thereof would not have a Material Adverse Effect. All accruals and reserves referred to in this Section 5.14 are correctly and accurately reflected and accounted for in the books, statements and records of Arlington Bank, except where the failure to correctly and accurately reflect and account for such accruals and reserves would not have a Material Adverse Effect.

5.15 Taxes, Returns and Reports. Except as set forth in the Arlington Bank Disclosure Letter, Arlington Bank has (a) duly filed all federal, state, local and foreign tax returns of every type and kind required to be filed by it as of the date hereof, and each return is true, complete and accurate in all material respects; (b) paid all material taxes, assessments and other governmental charges due and payable or claimed to be due and payable upon it or any of its income, properties or assets; and (c) not requested an extension of time for any such payments (which extension is still in force). Except for taxes not yet due and payable, the reserve for taxes on the

Financial Information is adequate to cover all of Arlington Bank’s tax liabilities (including, without limitation, income taxes and franchise fees) that may become payable in future years with respect to any transactions consummated prior to September 30, 2016. Arlington Bank does not, and will not, have any liability for taxes of any nature for or with respect to the operation of its business from September 30, 2016, up to and including the Effective Date, except to the extent reflected on its Financial Information or on financial statements of Arlington Bank subsequent to such date and as set forth in the Arlington Bank Disclosure Letter. Arlington Bank has not received written notice that it is currently under audit by any state or federal taxing authority. Except as set forth in the Arlington Bank Disclosure Letter, none of the federal, state, or local tax returns of Arlington Bank have been audited by any taxing authority during the past five (5) years.

5.16 Deposit Insurance. The deposits of Arlington Bank are insured by the FDIC in accordance with the Federal Deposit Insurance Act, and Arlington Bank has paid all premiums and assessments due through the date of this Agreement with respect to such deposit insurance.

5.17 Reports. Since January 1, 2014, Arlington Bank has timely filed all reports, registrations and statements, together with any required amendments thereto, that it was required to file with (i) the Ohio Superintendent of Financial Institutions (the “Ohio Superintendent”), (ii) the FDIC, and (iii) any federal, state, municipal or local government, securities, banking, environmental, insurance and other governmental or regulatory authority, and the agencies and staffs thereof (collectively, the “Arlington Bank Regulatory Authorities”), having jurisdiction over the affairs of Arlington Bank except where such failure would not have a Material Adverse Effect. All such reports filed by Arlington Bank complied in all material respects with all applicable rules and regulations promulgated by the applicable Arlington Bank Regulatory Authorities and were true, accurate and complete in all material respects and, to the extent required, were prepared in conformity with regulatory accounting principles applied on a consistent basis.

5.18 Absence of Defaults. Arlington Bank is not in violation of its Articles of Incorporation, Bylaws or Constitution or to the knowledge of Arlington Bank’s Management in default under any material agreement, commitment, arrangement, loan, lease, insurance policy or other instrument, whether entered into in the ordinary course of business or otherwise and whether written or oral, and there has not occurred any event known to Arlington Bank’s Management that, with the lapse of time or giving of notice or both, would constitute such a default, except for such violations or defaults which would not have a Material Adverse Effect.

5.19 Tax and Regulatory Matters. Arlington Bank has not taken, or agreed to take, any action and does not have any knowledge of any fact or circumstance that would (a) prevent the transactions contemplated hereby from qualifying as a reorganization within the meaning of Section 368 of the Code or (b) materially impede or delay receipt of any regulatory approval required for consummation of the transactions contemplated by this Agreement.

5.20 Real Property.

(a) A list of the locations of each parcel of real property owned by Arlington Bank (other than real property acquired in foreclosure or in lieu of foreclosure in the course of the collection of loans and being held by Arlington Bank for disposition as required by law) is set forth in the Arlington Bank Disclosure Letter under the heading of “Arlington Bank Owned Real Property” (such real property being herein referred to as the “Arlington Bank Owned Real Property”). A list of the locations of each parcel of real property leased by Arlington Bank is also set forth in the Arlington Bank Disclosure Letter under the heading of “Arlington Bank Leased Real Property” (such real property being herein referred to as the “Arlington Bank Leased Real Property”). Arlington Bank shall update the Arlington Bank Disclosure Letter within ten (10) days after acquiring or leasing any real property after the date hereof. Collectively, the Arlington Bank Owned Real Property and the Arlington Bank Leased Real Property are herein referred to as the “Arlington Bank Real Property.”

(b) There is no pending action involving Arlington Bank as to the title of or the right to use any of the Arlington Bank Real Property.

(c) Other than the Arlington Bank Owned Real Property, Arlington Bank does not have any interest in any other real property except interests as a mortgagee, and except for any real property acquired in foreclosure or in lieu of foreclosure and being held for disposition as required by law.

(d) None of the buildings, structures or other improvements located on the Arlington Bank Owned Real Property encroaches upon or over any adjoining parcel of real estate or any easement or right-of-way or “setback” line and all such buildings, structures and improvements are located and constructed in conformity with all applicable zoning ordinances and building codes.

(e) None of the buildings, structures or improvements located on the Arlington Bank Owned Real Property are the subject of any official complaint or notice by any governmental authority of violation of any applicable zoning ordinance or building code, and there is no zoning ordinance, building code, use or occupancy restriction or condemnation action or proceeding pending, or, to the best knowledge of Arlington Bank’s Management, threatened, with respect to any such building, structure or improvement. The Arlington Bank Real Property is in good condition for its intended purpose, ordinary wear and tear excepted, and Arlington Bank has maintained (as to the Arlington Bank Leased Real Property, to the extent required to be maintained by Arlington Bank) the Arlington Bank Real Property in accordance with reasonable and prudent business practices applicable to like facilities. The Arlington Bank Real Property has been used and operated in all material respects in compliance with all applicable laws, statutes, rules, regulations and ordinances applicable thereto.

(f) Except as may be reflected in the Financial Information, Arlington Bank has, and at the Effective Date will have, good and marketable title to the Arlington Bank Owned Real Property, free and clear of all liens, mortgages, security interests, encumbrances and restrictions of any kind or character, except as such liens, mortgages, security interests, encumbrances and restrictions do not individually or in the aggregate adversely affect the use or value of the Arlington Bank Owned Real Property and which would not have a Material Adverse Effect.

(g) Except as set forth in the Arlington Bank Disclosure Letter and to the knowledge of Arlington Bank’s Management, Arlington Bank has not caused or allowed the generation, treatment, storage, disposal or release at any Arlington Bank Real Property of any Toxic Substance, except in compliance with all applicable federal, state and local laws and regulations and except where such noncompliance would not reasonably be expected to have a Material Adverse Effect. “Toxic Substance” means any hazardous, toxic or dangerous substance, pollutant, waste, gas or material, including, without limitation, petroleum and petroleum products, metals, liquids, semi-solids or solids, that are regulated under any federal, state or local statute, ordinance, rule, regulation or other law pertaining to environmental protection, contamination, quality, waste management or cleanup.

(h) Except as disclosed in the Arlington Bank Disclosure Letter and to the knowledge of Arlington Bank’s Management, there are no underground storage tanks located on, in or under any Arlington Bank Owned Real Property and no such Arlington Bank Owned Real Property has previously contained an underground storage tank. Except as set forth in the Arlington Bank Disclosure Letter and to the knowledge of Arlington Bank’s Management, Arlington Bank does not own or operate any underground storage tank at any Arlington Bank Leased Real Property and no such Arlington Bank Leased Real Property has previously contained an underground storage tank. To the knowledge of Arlington Bank’s Management, no Arlington Bank Real Property is or has been listed on the Comprehensive Environmental Response, Compensation, and Liability Information System (“CERCLIS”).

(i) Except as set forth in the Arlington Bank Disclosure Letter and to the knowledge of Arlington Bank’s Management, no Toxic Substance has been released, spilled, discharged or disposed at, in, on or under any Arlington Bank Real Property nor, to the knowledge of Arlington Bank’s Management, are there any other conditions or circumstances affecting any Arlington Bank Real Property, in each case, which would reasonably be expected to have a Material Adverse Effect.

(j) To the knowledge of Arlington Bank’s Management, there are no mechanic’s or materialman’s liens relating to any construction, improvements or repairs on or to the Arlington Bank Leased Real Property, and

no unpaid claims for labor performed, materials furnished or services rendered in connection therewith in respect of which liens may or could be filed against Arlington Bank’s interest in the Arlington Bank Leased Real Property.

5.21 No Listing Requirements. Arlington Bank’s Common Stock is not listed or traded on any established securities exchange or quotation system.

5.22 Broker’s or Finder’s Fees. Except for Boenning & Scattergood, Inc., no agent, broker or other person acting on behalf of Arlington Bank or under any authority of Arlington Bank is or shall be entitled to any commission, broker’s or finder’s fee or any other form of compensation or payment from any of the parties hereto, other than attorneys’ or accountants’ fees, in connection with any of the transactions contemplated by this Agreement.

5.23 Shareholder Rights Plan. Arlington Bank does not have a shareholder rights plan or any other plan, program or agreement involving, restricting, prohibiting or discouraging a change in control or merger of Arlington Bank or which may be considered an anti-takeover mechanism.

5.24 Indemnification Agreements. Except as set forth in the Arlington Bank Disclosure Letter, Arlington Bank is not a party to any indemnification, indemnity or reimbursement agreement, contract, commitment or understanding to indemnify any present or former director, officer, employee, shareholder or agent against any liability or hold the same harmless from liability other than as expressly provided in the Articles of Incorporation, Bylaws or Constitution of Arlington Bank.

5.25 Nonsurvival of Representations and Warranties. The representations and warranties contained in this Section 5 shall expire on the Effective Date or the earlier termination of this Agreement, and thereafter Arlington Bank and all directors and officers of Arlington Bank shall have no further liability with respect thereto.

SECTION 6

REPRESENTATIONS AND

WARRANTIES OF FIRST MERCHANTS

First Merchants and FMB, as applicable, hereby make the following representations and warranties set forth below to Arlington Bank. For the purposes of this Section, “First Merchants Disclosure Letter” is defined as a letter referencing Section 6 of this Agreement which shall be prepared by First Merchants and FMB and delivered to Arlington Bank contemporaneous with the execution of this Agreement.

6.1 Organization and Qualification. First Merchants is a corporation duly organized and validly existing under the laws of the State of Indiana and FMB is a commercial bank duly organized and validly existing under the laws of the State of Indiana. First Merchants and FMB have the power and authority (corporate or otherwise) to conduct their respective businesses in the manner and by the means utilized as of the date hereof. First Merchants’ only subsidiaries are FMB and the other entities listed on Exhibit 21 to First Merchants’ Annual Report on Form 10-K as of and for the period ending December 31, 2015 (the “First Merchants Subsidiaries”). FMB is subject to primary federal regulatory supervision and regulation by the FDIC.

6.2 Authorization.

(a) First Merchants and FMB have the corporate power and authority to enter into this Agreement and to carry out their obligations hereunder subject to the conditions precedent set forth in Section 9. The Agreement, when executed and delivered, will have been duly authorized and will constitute a valid and binding obligation of First Merchants and FMB, subject to the conditions precedent set forth in Section 9 hereof, enforceable in accordance with its terms, except to the extent limited by insolvency, reorganization, liquidation, readjustment of debt, or other laws of general application relating to or affecting the enforcement of creditor’s rights. The Board of Directors of First Merchants and FMB have approved the Merger pursuant to the terms and conditions of this Agreement.

(b) Except as set forth in the First Merchants Disclosure Letter, neither the execution of this Agreement, nor the consummation of the transactions contemplated hereby, subject to the conditions precedent set forth in Section 9 hereof does or will (i) conflict with, result in a breach of, or constitute a default under either First Merchants’ or FMB’s Articles of Incorporation or By-Laws; (ii) conflict with, result in a breach of, or constitute a default under any federal, foreign, state, or local law, statute, ordinance, rule, regulation, or court or administrative order or decree, or any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement, or commitment, to which either First Merchants or FMB is subject or bound, the result of which would have a Material Adverse Effect; (iii) result in the creation of, or give any person, corporation or entity the right to create, any lien, charge, claim, encumbrance, security interest, or any other rights of others or other adverse interest upon any right, property or asset of either First Merchants or FMB; (iv) terminate, or give any person, corporation or entity the right to terminate, amend, abandon, or refuse to perform, any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement, or commitment to which First Merchants or FMB is a party or by which either First Merchants or FMB is subject or bound, the result of which would have a Material Adverse Effect on First Merchants; or (v) accelerate or modify, or give any party thereto the right to accelerate or modify, the time within which, or the terms according to which, either First Merchants or FMB is to perform any duties or obligations or receive any rights or benefits under any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement, or commitment.

(c) Other than in connection or in compliance with the provisions of the Bank Holding Company Act of 1956, the Bank Merger Act, federal and state securities laws, and applicable federal and Indiana banking statutes and Indiana corporate statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, authorization of, exemption by, or consent or approval of, any public body or authority is necessary for the consummation by First Merchants and FMB of the transactions contemplated by this Agreement.

(d) Except as set forth in the First Merchants Disclosure Letter, other than those filings, authorizations, consents and approvals referenced in Section 6.2(c) above and filings and approvals relating to the listing of the shares of First Merchants Common Stock to be issued in the Merger on the NASDAQ Global Select Market and certain other filings and approvals with NASDAQ relating to the change in the number of shares of First Merchants outstanding as a result of the Merger, no notice to, filing with, authorization of, exemption by, or consent or approval of, any third party is necessary for the consummation by First Merchants or FMB of the transactions contemplated by this Agreement, except for such authorizations, exemptions, consents or approvals, the failure of which to obtain, would not be reasonably likely to result in a Material Adverse Effect.

6.3 Capitalization.

(a) As of October 31, 2016, First Merchants had 50,000,000 shares of First Merchants Common Stock authorized, without par value, $0.125 stated value, of which 40,807,138 shares were issued and outstanding. Such issued and outstanding shares of First Merchants Common Stock have been duly and validly authorized by all necessary corporate action of First Merchants, are validly issued, fully paid and nonassessable and have not been issued in violation of any preemptive rights of any shareholders.

(b) First Merchants has authorized 500,000 shares of preferred stock, without par value (“First Merchants Preferred Stock”). First Merchants has designated 116,000 of those shares of First Merchants Preferred Stock as Fixed Rate Cumulative Perpetual Preferred Stock, Series A authorized, $1,000 per share liquidation amount, no shares of which are issued and outstanding. First Merchants also has designated 90,823.23 shares of the First Merchants Preferred Stock as Senior Non-Cumulative Perpetual Preferred Stock, Series B authorized, $1,000 per share liquidation amount, no shares of which are currently outstanding.

(c) The shares of First Merchants Common Stock to be issued pursuant to the Merger will be duly authorized, fully paid, validly issued and nonassessable and subject to no preemptive rights.

6.4 Organizational Documents. The Articles of Incorporation and By-Laws of First Merchants in force as of the date hereof have been delivered to Arlington Bank. The documents delivered by it represent true, accurate and complete copies of the corporate documents of First Merchants in effect as of the date of this Agreement.

6.5 Compliance with Law. To the knowledge of “First Merchants’ Management” (as defined below), except as set forth in the First Merchants Disclosure Letter, neither First Merchants nor any First Merchants Subsidiary has engaged in any activity nor taken or omitted to take any action which has resulted or could reasonably be expected to result, in the violation of any local, state, federal or foreign law, statute, rule, regulation or ordinance or of any order, injunction, judgment or decree of any court or government agency or body, the violation of which could reasonably be expected to have a Material Adverse Effect. Except as set forth in the First Merchants Disclosure Letter, First Merchants and each First Merchants Subsidiary possess all licenses, franchises, permits and other authorizations necessary for the continued conduct of their respective businesses without material interference or interruption. Neither First Merchants nor any First Merchants Subsidiary are subject to any agreement, commitment or understanding with, or order and directive of, any regulatory agency or government authority with respect to the business or operations of First Merchants or FMB. Except as set forth in the First Merchants Disclosure Letter, FMB has not received any notice of enforcement actions since January 1, 2014 from any regulatory agency or government authority relating to its compliance with the Bank Secrecy Act, the Truth-in-Lending Act, the Community Reinvestment Act, the Gramm-Leach-Bliley Act of 1999, the USA Patriot Act, the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act or any laws with respect to the protection of the environment or the rules and regulations promulgated thereunder. Except as set forth in the First Merchants Disclosure Letter, First Merchants has not received any notice of enforcement actions since January 1, 2014 from any regulatory agency or government authority relating to its compliance with any securities, tax or employment laws applicable to First Merchants. FMB received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act.

6.6 Accuracy of Statements. No information which has been or shall be supplied by First Merchants nor any First Merchants Subsidiary with respect to its respective businesses, operations and financial condition for inclusion in the regulatory applications or proxy statement relating to the Merger contains or shall contain (in the case of information relating to the proxy statement at the time it is mailed and for the regulatory applications at the time they are filed) any untrue statement of a material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein not misleading.

6.7 Litigation and Pending Proceedings. Except as set forth in the First Merchants Disclosure Letter, there are no claims of any kind, nor any action, suits, proceedings, arbitrations or investigations pending or to the knowledge of First Merchants’ Management threatened in any court or before any government agency or body, arbitration panel or otherwise (nor does First Merchants’ Management have any knowledge of a basis for any claim, action, suit, proceeding, arbitration or investigation) which could be reasonably expected to have a Material Adverse Effect. To the knowledge of First Merchants’ Management, there are no material uncured violations, criticisms or exceptions, or violations with respect to which material refunds or restitutions may be required, cited in any report, correspondence or other communication to First Merchants as a result of an examination by any regulatory agency or body.

6.8 Financial Statements.

(a) First Merchants’ consolidated audited balance sheets as of the end of the two (2) fiscal years ended December 31, 2015 and 2014, the unaudited consolidated balance sheet for the nine months ended September 30, 2016 and the related consolidated statements of income, shareholders’ equity and cash flows for the years or period then ended (hereinafter collectively referred to as the “First Merchants Financial Information”) present fairly the consolidated financial condition or position of First Merchants as of the respective dates thereof and the consolidated results of operations of First Merchants for the respective periods covered thereby and have been prepared in conformity with GAAP applied on a consistent basis.

(b) All loans reflected in the First Merchants Financial Information and which have been made, extended or acquired since September 30, 2016 (i) have been made for good, valuable and adequate consideration in the ordinary course of business; (ii) constitute the legal, valid and binding obligation of the obligor and any guarantor named therein; (iii) are evidenced by notes, instruments or other evidences of indebtedness which are true, genuine and what they purport to be; and (iv) to the extent that FMB has a security interest in collateral or a mortgage securing such loans, are secured by perfected security interests or mortgages naming FMB as the secured party or mortgagee, except for such unperfected security interests or mortgages naming FMB as secured party or mortgagee which, on an individual loan basis, would not materially adversely affect the value of any such loan and the recovery of payment on any such loan if FMB is not able to enforce any such security interest or mortgage.

6.9 Absence of Certain Changes. Except for events and conditions relating to the business and interest rate environment in general, the accrual or payment of Merger-related expenses, or as set forth in the First Merchants Disclosure Letter, since September 30, 2016, no events have occurred which could reasonably be expected to have a Material Adverse Effect. Except as set forth in the First Merchants Disclosure Letter, between the period from September 30, 2016 to the date of this Agreement, First Merchants and each First Merchants Subsidiary have carried on their respective businesses in the ordinary and usual course consistent with their past practices (excluding the incurrence of reasonable fees and expenses of professional advisors related to this Agreement and the transactions contemplated hereby). Since September 30, 2016, there has not been any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to First Merchants’ Common Stock (other than normal quarterly cash dividends) or any split, combination or reclassification of any stock of First Merchants or any First Merchants Subsidiary or any issuance or the authorization of any issuance of any securities in respect of, or in lieu of, or in substitution for First Merchants’ Common Stock.

6.10 Absence of Undisclosed Liabilities. Except as set forth in the First Merchants Disclosure Letter, neither First Merchants nor any First Merchants Subsidiary has any liabilities, whether accrued, absolute, contingent, or otherwise, existing or arising out of any transaction or state of facts existing on or prior to the date hereof, except (a) as and to the extent disclosed, reflected or reserved against in the First Merchants Financial Information, (b) any agreement, contract, obligation, commitment, arrangement, liability, lease or license which individually is less than Five Hundred Thousand and 00/100 Dollars ($500,000.00) per year and which may be terminated within one year from the date of this Agreement, and (c) unfunded loan commitments made in the ordinary course of Arlington Bank’s business consistent with past practices.

6.11 Taxes, Returns and Reports. First Merchants and FMB have (a) duly filed all federal, state, local and foreign tax returns of every type and kind required to be filed by them as of the date hereof, and each return is true, complete and accurate in all material respects; (b) paid all material taxes, assessments and other governmental charges due and payable or claimed to be due and payable upon them or any of their income, properties or assets; and (c) not requested an extension of time for any such payments (which extension is still in force). Except for taxes not yet due and payable, the reserve for taxes on the First Merchants Financial Information is adequate to cover all of First Merchants’ and FMB’s tax liabilities (including, without limitation, income taxes and franchise fees) that may become payable in future years with respect to any transactions consummated prior to September 30, 2016. Neither First Merchants nor FMB has or will have, any liability for taxes of any nature for or with respect to the operation of their business, including the assets of any subsidiary, from September 30, 2016, up to and including the Effective Date, except to the extent reflected on the First Merchants Financial Information or on financial statements of First Merchants or any subsidiary subsequent to such date and as set forth in the First Merchants Disclosure Letter. Neither First Merchants nor FMB has received written notice that it is currently under audit by any state or federal taxing authority. Except as set forth in the First Merchants Disclosure Letter, none of the federal, state, or local tax returns of First Merchants or FMB have been audited by any taxing authority during the past five (5) years.

6.12 Deposit Insurance. The deposits of FMB are insured by the FDIC in accordance with the Federal Deposit Insurance Act, and FMB has paid all premiums and assessments with respect to such deposit insurance.

6.13 Reports. Since January 1, 2014, First Merchants and the First Merchants Subsidiaries have timely filed all reports, registrations and statements, together with any required amendments thereto, that they were required to file with (i) the Board of Governors of the Federal Reserve System, (ii) the Office of the Comptroller of the Currency, (iii) the FDIC, (iv) the Indiana Department of Financial Institutions, and (v) any federal, state, municipal or local government, securities, banking, environmental, insurance and other governmental or regulatory authority, and the agencies and staffs thereof (collectively, the “FMC Regulatory Authorities”), except where such failure would not have a Material Adverse Effect. All such reports filed by First Merchants and the First Merchants Subsidiaries complied in all material respects with all applicable rules and regulations promulgated by the applicable FMC Regulatory Authorities and were true, accurate and complete in all material respects and, to the extent required, were prepared in conformity with GAAP applied on a consistent basis. There is no unresolved violation with respect to any report or statement filed by, or any examination of First Merchants or FMB.

6.14 Absence of Defaults. Neither First Merchants nor FMB is in violation of its Articles of Incorporation or By-Laws or, to the knowledge of First Merchants’ Management, in default under any material agreement, commitment, arrangement, loan, lease, insurance policy or other instrument, whether entered into in the ordinary course of business or otherwise and whether written or oral, and there has not occurred any event known to First Merchants’ Management that, with the lapse of time or giving of notice or both, would constitute such a default, except for defaults which would not have a Material Adverse Effect.

6.15 Tax and Regulatory Matters. Neither First Merchants nor any First Merchants Subsidiary has taken or agreed to take any action or has any knowledge of any fact or circumstance that would (a) prevent the transactions contemplated hereby from qualifying as a reorganization within the meaning of Section 368 of the Code or (b) materially impede or delay receipt of any regulatory approval required for consummation of the transactions contemplated by this Agreement.

6.16 Securities Law Compliance. First Merchants’ common stock is traded on the NASDAQ Global Select Market under the symbol of “FRME.” First Merchants has complied in all material respects with all applicable state, federal or foreign securities laws, statutes, rules, regulations or orders, injunctions or decrees of any applicable government agency relating thereto. Since January 1, 2015, First Merchants has filed all reports and other documents required to be filed by it under the Securities and Exchange Act of 1934 (the “1934 Act”) and the Securities Act of 1933 (the “1933 Act”), including First Merchants’ Annual Report on Form 10-K for the year ended December 31, 2015, copies of which have previously been delivered to Arlington Bank. Since January 1, 2015, all such SEC filings were true, accurate and complete in all material respects as of the dates of the filings (except for information included therein as of a certain date, which shall have been true and correct as of such date), and no such filings, at the time they were filed, contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements made, at the time and in the light of the circumstances under which they were made, not false or misleading.

6.17 Broker’s or Finder’s Fees. Except for Sandler O’Neill & Partners, L.P., no agent, broker or other person acting on behalf of First Merchants or under any authority of First Merchants is or shall be entitled to any commission, broker’s or finder’s fee or any other form of compensation or payment from any of the parties hereto, other than attorneys’ or accountants’ fees, in connection with any of the transactions contemplated by this Agreement.

6.18 Indemnification Agreements. Except as set forth in the First Merchants Disclosure Letter, neither First Merchants nor any First Merchants Subsidiary is a party to any indemnification, indemnity or reimbursement agreement, contract, commitment or understanding to indemnify any present or former director, officer, employee, shareholder or agent against any liability or hold the same harmless from liability other than as expressly provided in the Articles of Incorporation or By-Laws of First Merchants and the First Merchants Subsidiaries.

6.19 Nonsurvival of Representations and Warranties. The representations and warranties contained in this Section 6 shall expire on the Effective Date or the earlier termination of this Agreement, and thereafter First Merchants and the First Merchants Subsidiaries and all directors and officers of First Merchants and the First Merchants Subsidiaries shall have no further liability with respect thereto.

6.20 Employee Benefit Plans.

(a) The First Merchants Disclosure Letter contains a list identifying each “employee benefit plan,” as defined in Section 3(3) of ERISA, which (i) is subject to any provision of ERISA, and (ii) is currently maintained, administered or contributed to by First Merchants or any entity, trade or business that, together with First Merchants, would be treated as a single employer under the provisions of Sections 414(b), (c), (m) or (o) of the Code (“First Merchants ERISA Affiliate”), and covers any employee, director or former employee or director of First Merchants or any First Merchants ERISA Affiliate under which First Merchants or any First Merchants ERISA Affiliate has any liability. The First Merchants Disclosure Letter also contains a list of all “employee benefit plans” as defined under ERISA which have been terminated by First Merchants or any First Merchants ERISA Affiliate since January 1, 2012. Copies of such plans (and, if applicable, related trust agreements or insurance contracts) and all amendments thereto and written interpretations thereof have been furnished to Arlington Bank together with the three (3) most recent annual reports (Form 5500) prepared in connection with any such plan and the current summary plan descriptions (and any summary of material modifications thereto). Such plans are hereinafter referred to individually as a “First Merchants Employee Plan” and collectively as the “First Merchants Employee Plans.” The First Merchants Employee Plans which individually or collectively would constitute an “employee pension benefit plan” as defined in Section 3(2)(A) of ERISA are identified as such in the list referred to above.

(b) The First Merchants Employee Plans have been operated in material compliance with all applicable laws, regulations, rulings and other requirements, as well as pursuant to the terms of their governing documents (to the extent consistent with ERISA).

(c) Except as set forth in the First Merchants Disclosure letter, to the knowledge of First Merchants’ Management, no “prohibited transaction,” as defined in Section 406 of ERISA or Section 4975 of the Code, for which no statutory or administrative exemption exists, and no “reportable event,” as defined in Section 4043(c) of ERISA, for which a notice is required to be filed, has occurred with respect to any First Merchants Employee Plan that could subject First Merchants to material taxes or penalties. Neither First Merchants nor any First Merchants ERISA Affiliate has any material liability to the PBGC, to the IRS, to the DOL, to the Employee Benefits Security Administration, with respect to any First Merchants Employee Plan, except for routine premium payments to the PBGC.

(d) To the knowledge of First Merchants’ Management, no “fiduciary,” as defined in Section 3(21) of ERISA, of a First Merchants Employee Plan has failed to comply with the requirements of Section 404 of ERISA in such a way as to cause material liability to First Merchants or any First Merchants ERISA Affiliate.

(e) Each of the First Merchants Employee Plans which is intended to be qualified under Section 401(a) of the Code has been timely amended to comply in all material respects with the applicable requirements of the Code. Except as set forth in the First Merchants Disclosure Letter, First Merchants and/or any First Merchants ERISA Affiliate, as applicable, sought and received favorable determination letters from the IRS and has furnished to Arlington Bank copies of the most recent IRS determination letters with respect to any such Employee Plan that is intended to be qualified under Section 401(a) of the Code.

(f) No First Merchants Employee Plan has incurred an “accumulated funding deficiency,” as determined under Section 412 of the Code and Section 302 of ERISA. First Merchants has at all times met the minimum funding standard, and has made all contributions required, under Section 412 of the Code and

Section 302 of ERISA. No facts or circumstances exist that may subject First Merchants, or any First Merchants ERISA Affiliate, to any liability under Sections 4062, 4063 or 4064 of ERISA. Neither First Merchants nor any First Merchants ERISA Affiliate ever has engaged in any transaction within the meaning of Section 4069 of ERISA. Except as disclosed in the First Merchants Disclosure Letter, there exist no facts or circumstances which could subject First Merchants, or any First Merchants ERISA Affiliate thereof, to withdrawal liability within the meaning of Section 4201 of ERISA or to contingent withdrawal liability under Section 4204 of ERISA. Neither First Merchants nor any First Merchants ERISA Affiliate ever has been a party to a transaction within the meaning of Section 4212(c) of ERISA.

(g) No First Merchants Employee Plan subject to Title IV of ERISA has been terminated or incurred a partial termination (either voluntarily or involuntarily), in such a way as to cause material additional liability to First Merchants or any First Merchants ERISA Affiliate.

(h) No claims involving a First Merchants Employee Plan (other than normal benefit claims) have been filed in a court of law or, to the knowledge of First Merchants’ Management, have been threatened to be filed in a court of law.

(i) There is no contract, agreement, plan or arrangement covering any employee, director or former employee or director of First Merchants or any Subsidiary that, individually or collectively, could give rise to the payment of any amount that would not be deductible by reason of Section 280G or Section 162(a)(1) of the Code.

(j) To the knowledge of First Merchants’ Management, no event has occurred that would cause the imposition of the tax described in Section 4980B of the Code on First Merchants or any First Merchants ERISA Affiliate. To the knowledge of First Merchants’ Management, First Merchants has materially complied with all requirements of Section 601 or ERISA, as applicable, with respect to any First Merchants Employee Plan.

(k) The First Merchants Disclosure Letter contains a list of each employment, severance or other similar contract, arrangement or policy and each plan or arrangement (written or oral) providing for insurance coverage (including any self-insured arrangements), workers’ compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits or deferred compensation, profit sharing, bonuses, stock options, stock appreciation or other forms of incentive compensation or post-retirement insurance, compensation or benefits which (i) is not a First Merchants Employee Plan, (ii) was entered into, maintained or contributed to, as the case may be, by First Merchants or any First Merchants Subsidiary and (iii) covers any employee, director or former employee or director of First Merchants or any First Merchants Subsidiary. Such contracts, plans and arrangements as are described above, copies or descriptions of all of which have been furnished previously to First Merchants, are hereinafter referred to collectively as the “First Merchants Benefit Arrangements.” Each of the First Merchants Benefit Arrangements has been maintained in compliance in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations which are applicable to such First Merchants Benefit Arrangements.

(l) Except as set forth in the First Merchants Disclosure Letter, neither First Merchants nor any First Merchants ERISA Affiliate has any present or future liability in respect of post-retirement health and medical benefits for former employees or directors of First Merchants or any First Merchants ERISA Affiliate.

(m) Except as set forth in the First Merchants Disclosure Letter, there has been no amendment to, written interpretation or announcement (whether or not written) by First Merchants or any First Merchants ERISA Affiliate relating to, or change in employee participation or coverage under, any First Merchants Employee Plan or Benefit Arrangement administered by First Merchants or any First Merchants ERISA Affiliate which would increase materially the expense of maintaining such First Merchants Employee Plans or First Merchants Benefit Arrangements above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 2015.

(n) Except as otherwise provided in the First Merchants Disclosure Letter, the transactions contemplated by the Agreement will not cause acceleration of vesting in, or payment of, any material benefits under any First Merchants Employee Plan or Benefit Arrangement and will not otherwise materially accelerate or increase any obligation under any First Merchants Employee Plan or Benefit Arrangement.

(o) With respect to any nonqualified deferred compensation plan that is subject to Section 409A of the Code, such plan has been identified on the Disclosure Letter and has been operated in accordance with, and is in documentary compliance with, Section 409A of the Code and the guidance issued thereunder.

SECTION 7

COVENANTS OF ARLINGTON BANK

Arlington Bank covenants and agrees with First Merchants as follows:

7.1 Shareholder Approval.

(a) Following the execution of this Agreement, Arlington Bank shall take, in accordance with applicable law and its Articles of Incorporation, Bylaws and Constitution, all action necessary to convene a meeting of its shareholders as promptly as practicable (and in any event within forty-five (45) days following the time when the Registration Statement becomes effective, subject to extension with the consent of First Merchants, which shall not unreasonably be withheld, conditioned or delayed) to consider and vote upon the adoption of this Agreement and approval of the transactions contemplated hereby (including the Merger) and any other matter required to be approved by the shareholders of Arlington Bank in order to consummate the Merger and the transactions contemplated hereby (including any adjournment or postponement thereof, the “Shareholder Meeting”).

(b) Subject to Section 7.5 hereof, Arlington Bank shall cooperate with First Merchants in the preparation of an appropriate proxy statement and other proxy solicitation materials (the “Proxy Statement”) and use its reasonable best efforts to obtain the requisite vote of Arlington Bank’s shareholders to consummate the Merger and the other transactions contemplated hereby, and shall ensure that the Shareholder Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by Arlington Bank in connection with the Shareholder Meeting are solicited in compliance with the Ohio Corporate Law, the Articles of Incorporation, Bylaws and Constitution of Arlington Bank, and all other applicable legal requirements. Arlington Bank shall keep First Merchants updated with respect to the proxy solicitation results in connection with the Shareholder Meeting as reasonably requested by First Merchants.

(c) Subject to Section 7.5 hereof, Arlington Bank’s Board of Directors shall recommend that Arlington Bank’s shareholders vote to adopt this Agreement and approve the transactions contemplated hereby (including the Merger) and any other matters required to be approved by Arlington Bank’s shareholders for consummation of the Merger and the transactions contemplated hereby.

7.2 Other Approvals. As soon as reasonably practicable following the date hereof, Arlington Bank shall use its reasonable best efforts to procure upon reasonable terms and conditions any consents, authorizations, approvals, registrations, and certificates from any applicable Arlington Bank Regulatory Authorities (other than those from which First Merchants will seek approval pursuant to Section 8.1 hereof), as may be required by applicable law, and to satisfy all other requirements prescribed by law which are necessary for consummation of the Merger on the terms and conditions provided in this Agreement.

7.3 Conduct of Business.

(a) Except as otherwise set forth on the Arlington Bank Disclosure Letter, on and after the date of this Agreement and until the Effective Date or until this Agreement shall be terminated as herein provided,

Arlington Bank shall not, without the prior written consent (which may include consent via electronic mail) of First Merchants, (i) make any changes in its capital structure, including, but not limited to the redemption of shares of Arlington Bank Common Stock; (ii) authorize an additional class of stock or issue, or authorize the issuance of any capital stock or any options or other instruments convertible into shares of capital stock, except pursuant to the exercise of stock options outstanding as of the date of this Agreement); (iii) declare, distribute or pay any dividends on its common shares, or authorize a stock split, or make any other distribution to its shareholders; (iv) merge, combine or consolidate with or, other than in the ordinary course of business consistent with past practice (including the sale, transfer or disposal of other real estate owned), sell its assets or any of its securities to any other person, corporation or entity, effect a share exchange or enter into any other transaction not in the ordinary course of business; (v) incur any new liability or obligation, make any new commitment, payment or disbursement, enter into any new contract, agreement, understanding or arrangement or engage in any new transaction, or acquire or dispose of any property, other than other real estate owned, or asset the fair market value of which exceeds One Hundred Thousand and 00/100 Dollars ($100,000.00), in the aggregate, except for payments or disbursements made in the ordinary course of business consistent with past practice, the acquisition or disposition of personal or real property in connection with either foreclosures on mortgages or enforcement of security interests, the origination or sale of loans by Arlington Bank in the ordinary course of business and the creation of deposit liabilities and advances from the Federal Home Loan Bank in each case in the ordinary course of business consistent with past practice; (vi) subject any of its properties or assets to a mortgage, lien, claim, charge, option, restriction, security interest or encumbrance, except for such mortgages, liens or other encumbrances incurred in the ordinary course of business consistent with past practice; (vii) promote or increase or decrease the rate of compensation (except for promotions and non-material increases in the ordinary course of business and in accordance with past practices) or enter into any agreement to promote or increase or decrease the rate of compensation of any director, officer or employee of Arlington Bank; (viii) except as set forth in the Arlington Bank Disclosure Letter, as specifically authorized by this Agreement or as required by applicable law, execute, create, institute, modify or amend any pension, retirement, savings, stock purchase, stock bonus, stock ownership, stock option, stock appreciation or depreciation right or profit sharing plans, any employment, deferred compensation, consultant, bonus or collective bargaining agreement, group insurance contract or other incentive, welfare or employee benefit plan or agreement for current or former directors, officers or employees of Arlington Bank, change the level of benefits or payments under any of the foregoing or increase or decrease any severance or termination pay benefits or any other fringe or employee benefits or pay any bonuses other than as required by law or regulatory authorities; (ix) amend its Articles of Incorporation, Bylaws, or Constitution from those in effect on the date of this Agreement; (x) except as set forth in the Arlington Bank Disclosure Letter or as specifically authorized by this Agreement, modify, amend or institute new employment policies or practices, or enter into, renew, modify, amend or extend any employment or severance agreements with respect to any present or former directors, officers or employees of Arlington Bank (or waive any rights of Arlington Bank thereunder); (xi) fail to make additions to Arlington Bank’s reserve for loan losses, or any other reserve account, in the ordinary course of business and in accordance with sound banking practices; (xii) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the obligations of any other individual, corporation or other entity; and (xiii) agree in writing or otherwise to take any of the foregoing actions. The prior consent of First Merchants for the items listed above may be withheld, conditioned or delayed in its sole discretion; provided, however, consent for the items listed in (v) through (xiii) above may not be unreasonably withheld, conditioned or delayed.

(b) Arlington Bank shall maintain, or cause to be maintained, in full force and effect insurance on its properties and operations and fidelity coverage on its directors, officers and employees in such amounts and with regard to such liabilities and hazards as customarily are maintained by other companies operating similar businesses.

(c) Arlington Bank shall provide First Merchants and its representatives full access, during normal business hours and on reasonable advance notice to Arlington Bank, to further information (to the extent permissible under applicable law) and Arlington Bank’s premises for purposes of (i) observing Arlington Bank’s business activities and operations and to consult with Arlington Bank’s officers and employees regarding the same on an ongoing basis to verify compliance by Arlington Bank with all terms of this Agreement, and (ii) making all necessary preparations for conversion of Arlington Bank’s information technology systems, including, but not limited to, installation of a hardware or software device(s) within Arlington Bank’s network to perform system penetration testing or assess previous security breaches. First Merchants may hire, at its expense, a mutually-agreeable third party consultant to perform cybersecurity system testing and monitoring (based on a mutually-agreeable project scope) in order to confirm that Arlington Bank’s technology systems are free of security breaches and, if necessary, provide remediation and notices related thereto. Arlington Bank and First Merchants shall each receive the results of the testing and reasonably coordinate their efforts on any potential remediation and notices. None of the foregoing actions shall unduly interfere with the business operations of Arlington Bank nor shall such actions be permitted if such access relates to (i) pending or threatened litigation or investigations if, in the opinion of counsel to Arlington Bank, such access would or might adversely affect the confidential nature of, or any privilege relating to, the matters being discussed, or (ii) matters involving an Acquisition Proposal. No investigation pursuant to this Section 7.3 shall affect or be deemed to modify any representation or warranty made in this Agreement by Arlington Bank. First Merchants will use such information as is provided to it by Arlington Bank, its representatives or any third party consultant, solely for the purpose of conducting business, legal and financial reviews of Arlington Bank and for such other purposes as may be related to this Agreement, and First Merchants will, and will direct all of its agents, employees and advisors to, maintain the confidentiality of all such information in accordance with the terms of Section 8.4 below. Arlington Bank shall not be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client privilege of the entity in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties will make appropriate and reasonable substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

7.4 Preservation of Business. On and after the date of this Agreement and until the Effective Date or until this Agreement is terminated as herein provided, Arlington Bank shall (a) carry on its business diligently, substantially in the same manner as heretofore conducted, and in the ordinary course of business; (b) use commercially reasonable efforts to preserve its business organization intact, to keep its present officers and employees and to preserve its present relationship with customers and others having business dealings with it; and (c) not do or fail to do anything which will cause a material breach of, or material default in, any contract, agreement, commitment, obligation, understanding, arrangement, lease or license to which it is a party or by which it is or may be subject or bound; provided, however, that Arlington Bank shall not be responsible for the effects that may result from the public announcement of the Merger.

7.5 Other Negotiations.

(a) Arlington Bank shall not, during the term of this Agreement, directly or indirectly, solicit, encourage or facilitate inquiries or proposals or enter into any agreement with respect to, or initiate or participate in any negotiations or discussions with any person or entity concerning, any proposed transaction or series of transactions involving or affecting Arlington Bank (or its securities or assets) that, if effected, would constitute an acquisition of control of Arlington Bank within the meaning of 12 U.S.C. §1817(j) (disregarding the exceptions set forth in 12 U.S.C. §1817(j)(17)) and the regulations of the FDIC thereunder (each, an “Acquisition Proposal”), or furnish any information to any person or entity proposing or seeking an Acquisition Proposal.

(b) Notwithstanding the foregoing, in the event that Arlington Bank’s Board of Directors determines in good faith and after consultation with outside counsel, that in light of an Acquisition Proposal, it is necessary to provide such information or engage in such negotiations or discussions in order to act in a manner consistent with such Board’s fiduciary duties, Arlington Bank’s Board of Directors may, in response to an Acquisition Proposal which was not solicited by or on behalf of Arlington Bank or which did not otherwise result from a breach of Section 7.5(a), subject to its compliance with Section 7.5(c), (i) furnish information with respect to Arlington Bank to such person or entity making such Acquisition Proposal pursuant to a customary confidentiality agreement that is no less restrictive than the Confidentiality Agreement between Arlington Bank and First Merchants and (ii) participate in discussions or negotiations regarding such Acquisition Proposal. In the event that Arlington Bank’s Board of Directors determines in good faith and after consultation with outside counsel, that the Acquisition Proposal is a Superior Acquisition Proposal (as defined below) and that it is necessary to pursue such Superior Acquisition Proposal in order to act in a manner consistent with such Board’s fiduciary duties, Arlington Bank may (A) withdraw, modify or otherwise change in a manner adverse to First Merchants, the recommendation of Arlington Bank’s Board of Directors to its shareholders with respect to this Agreement and the Merger, and/or (B) terminate this Agreement in order to concurrently enter into an agreement with respect to such Superior Acquisition Proposal; provided, however, that Arlington Bank’s Board of Directors may not terminate this Agreement pursuant to this Section 7.5(b) unless and until (x) five (5) business days have elapsed following the delivery to First Merchants of a written notice of such determination by Arlington Bank’s Board of Directors and during such five (5) business-day period, Arlington Bank otherwise cooperates with First Merchants with the intent of enabling the parties to engage in good faith negotiations so that the Merger and other transactions contemplated hereby may be effected and (y) at the end of such five (5) business-day period Arlington Bank’s Board of Directors continues reasonably to believe the Acquisition Proposal at issue constitutes a Superior Acquisition Proposal. A “Superior Acquisition Proposal” shall mean any Acquisition Proposal containing terms which Arlington Bank’s Board of Directors determines in its good faith judgment (based on the advice of an independent financial advisor) to be more favorable to Arlington Bank’s shareholders than the Merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of Arlington Bank’s Board of Directors, is reasonably capable of being obtained by such third party, but shall exclude any Acquisition Proposal the terms of which were made known to Arlington Bank’s Board of Directors prior to the date of this Agreement.

(c) In addition to the obligations of Arlington Bank set forth in Section 7.5(a) and (b), Arlington Bank shall advise First Merchants orally and in writing as soon as reasonably practicable of any request (whether oral or in writing) for information or of any inquiries, proposals, discussions or indications of interest (whether oral or in writing) with respect to any Acquisition Proposal, the material terms and conditions of such request or Acquisition Proposal and the identity of the person or entity making such request or Acquisition Proposal. Arlington Bank shall keep First Merchants reasonably informed of the status and details (including amendments or proposed amendments) of any such request or Acquisition Proposal, including the status of any discussions or negotiations with respect to any Superior Acquisition Proposal.

7.6 Announcement; Press Releases. In connection with the execution of this Agreement, Arlington Bank and First Merchants intend to jointly issue a press release mutually acceptable to the parties. Except as otherwise required by law, Arlington Bank shall not issue any additional press releases or make any other public announcements or disclosures relating to the Merger and the other transactions contemplated hereby without the prior approval of First Merchants provided, however, that nothing in this Section 7.6 shall be deemed to prohibit any party from making any disclosure that its counsel deems necessary in order to satisfy such party’s disclosure obligation imposed by law.

7.7 Arlington Bank Disclosure Letter. Arlington Bank shall supplement, amend and update as of the Effective Date the Arlington Bank Disclosure Letter with respect to any matters hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the Arlington Bank Disclosure Letter. If, at any time prior to the Effective Date, Arlington Bank becomes aware of a fact or matter that might indicate that any of the representations and warranties of Arlington Bank herein may be untrue, incorrect or misleading in any material respect, Arlington Bank shall promptly disclose such fact or matter to First Merchants in writing.

7.8 Confidentiality. Arlington Bank shall use commercially reasonable efforts to cause its officers, employees, and authorized representatives to hold in strict confidence all confidential data and information obtained by them from First Merchants, unless such information (a) was already known to Arlington Bank, (b) becomes available to Arlington Bank from other sources, (c) is independently developed by Arlington Bank, (d) is disclosed by Arlington Bank with and in accordance with the terms of prior written approval of First Merchants, or (e) is or becomes readily ascertainable from public or published information or trade sources or public disclosure of such information is required by law or requested by a court or other governmental agency, commission, or regulatory body. Arlington Bank further agrees that, in the event this Agreement is terminated, it will return to First Merchants, or destroy, all information obtained by Arlington Bank from First Merchants or a First Merchants Subsidiary, including all copies made of such information by Arlington Bank other than as reasonably necessary for regulatory or litigation purposes. This provision shall survive the Effective Date or the earlier termination of this Agreement.

7.9 Cooperation. Arlington Bank shall generally cooperate with First Merchants and its officers, employees, attorneys, accountants and other agents, and, generally, do such other acts and things in good faith as may be reasonable, necessary or appropriate to timely effectuate the intents and purposes of this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, (a) Arlington Bank shall cooperate and assist First Merchants in the preparation of and/or filing of all regulatory applications, the Registration Statement, and all other documentation required to be prepared for consummation of the Merger and obtaining all necessary approvals, and (b) Arlington Bank shall furnish First Merchants with all information concerning itself that First Merchants may request in connection with the preparation of the documentation referenced above.

7.10 Arlington Bank Fairness Opinion. On the date hereof or as soon as reasonably practicable following the date hereof, Arlington Bank shall use its reasonable best efforts to procure the written opinion from Boenning & Scattergood, Inc. to the Board of Directors of Arlington Bank to the effect that, as of the date of this Agreement, the Exchange Ratio in the Merger is fair, from a financial point of view, to the holders of Arlington Bank Common Stock (the “Arlington Bank Fairness Opinion”). The Arlington Bank Fairness Opinion shall be included in the Proxy Statement.

7.11 Financial Statements and Other Reports. Promptly upon its becoming available, Arlington Bank shall furnish to First Merchants one (1) copy of each financial statement, report, notice, or proxy statement sent by Arlington Bank to its shareholders generally or filed with any of the Arlington Bank Regulatory Authorities.

7.12 Adverse Actions. Arlington Bank shall not (a) take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code; or (b) knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Date, (ii) any of the conditions to the Merger set forth in Section 9 not being satisfied, (iii) a material violation of any provision of this Agreement, or (iv) a material delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation.

SECTION 8

COVENANTS OF FIRST MERCHANTS AND FMB

First Merchants and FMB covenant and agree with Arlington Bank as follows:

8.1 Approvals. As soon as reasonably practicable, but in any event within sixty (60) days following execution and delivery of this Agreement, First Merchants and FMB will file an application with the FDIC, the Indiana Department of Financial Institutions and the Ohio Superintendent for approval of the Merger, and take all other appropriate actions necessary to obtain the regulatory approvals referred to herein, and Arlington Bank will use all reasonable and diligent efforts to assist in obtaining all such approvals. In advance of filing any applications for such regulatory approvals, First Merchants shall provide Arlington Bank and its counsel with a copy of such applications (but excluding any information contained therein regarding First Merchants and its business or operations for which confidential treatment has been requested) and provide an opportunity to comment thereon, and thereafter shall promptly advise Arlington Bank and its counsel of any material communication received by First Merchants or FMB or their counsel from any regulatory authorities with respect to such applications. In addition, First Merchants agrees to prepare, in cooperation with and subject to the review and comment of Arlington Bank and its counsel, a registration statement on Form S-4, including a prospectus of First Merchants and a proxy statement of Arlington Bank (the “Registration Statement”), to be filed no later than sixty (60) days after the date hereof by First Merchants with the SEC in connection with the issuance of First Merchants Common Stock in the Merger. First Merchants agrees to use its reasonable best efforts to have the Registration Statement declared effective by the SEC and to keep the Registration Statement effective so long as is necessary to consummate the Merger and the transactions contemplated hereby. First Merchants agrees to advise Arlington Bank, promptly after First Merchants receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of First Merchants Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of the receipt of any comment letters from the SEC regarding, or of any request by the SEC for the amendment or supplement of, the Registration Statement, or for additional information. First Merchants agrees to use its reasonable best efforts to list, prior to the Effective Date, on the NASDAQ Global Select Market (subject to official notice of issuance), the shares of First Merchants Common Stock to be issued to the holders of shares of Arlington Bank Common Stock in the Merger.

8.2 Employee Benefit Plans.

(a) First Merchants shall take such action as may be necessary so that, as soon as reasonably practicable following the Effective Date, employees of Arlington Bank shall be entitled to participate in the employee benefit plans of First Merchants. Until such time participation is implemented, First Merchants shall assume, honor and continue the Employee Plans and Benefit Arrangements of Arlington Bank, in each case, as in effect on the Effective Date, without any amendment or modification, other than any amendment or modification required to comply with applicable law or to facilitate the transition of the participants to the benefit plans of First Merchants. Notwithstanding the foregoing, First Merchants may amend or terminate any such plans or arrangements to the extent that such amendment or termination is permitted by the terms thereof as of the Effective Date. With respect to each employee benefit plan or benefit arrangement maintained by First Merchants in which employees of Arlington Bank subsequently participate, for purposes of determining eligibility, vesting, vacation and severance entitlement, First Merchants will ensure that service with Arlington Bank will be treated as service with First Merchants; provided, however, that service with Arlington Bank shall not be treated as service with First Merchants for purposes of benefit accrual, except with respect to severance benefits. Once Arlington Bank’s employees are covered under First Merchants’ tax-qualified retirement plans, First Merchants, in its sole discretion, shall determine whether Arlington Bank’s tax-qualified retirement plan(s) are terminated or merged into First Merchants’ plan(s). In the event First Merchants determines to terminate Arlington Bank’s participation in the Pentegra Defined Contribution Plan for Financial Institutions and, if permitted by such plan, any outstanding participant loans under that plan may be rolled over to the First Merchants’ Retirement Income and Savings Plan so that participants can continue to repay outstanding loans via payroll deduction.

(b) Coverage Under First Merchants’ Health and Welfare Plan. With respect to First Merchants’ health and welfare plans under which employees of Arlington Bank and their eligible dependents become participants, First Merchants agrees to (i) waive all restrictions and limitations for pre-existing conditions, (ii) honor any deductible, co-payments and out-of-pocket expenses incurred by Arlington Bank’s employees and their eligible dependents under the health plans in which they participated immediately prior to the Effective Date during the portion of the calendar year prior to the Effective Date in satisfying any deductibles, co-payments or out-of-pocket maximums under health plans of First Merchants in which they are eligible to participate after the Effective Date in the same plan year in which such deductibles, co-payments or out-of-pocket expenses were incurred, and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to an employee of Arlington Bank and his or her eligible dependents on or after the Effective Date, in each case to the extent such employee or eligible dependent had satisfied any similar limitation or requirement under an analogous plan prior to the Effective Date.

(c) Severance. For any employee of Arlington Bank who did not have an employment agreement, change in control agreement or severance agreement, who is not offered employment with First Merchants or FMB with salary and bonus opportunities substantially the same as the salary and bonus opportunities of their current employment with Arlington Bank or whose employment is terminated by First Merchants or FMB (other than for cause) on or within six (6) months of the Effective Date, First Merchants agrees that it shall provide such employees with severance and outplacement benefits identical to those offered to First Merchants employees as listed on the First Merchants Disclosure Letter.

(d) COBRA. First Merchants shall be responsible for providing COBRA continuation coverage to any qualified employee or former employee of Arlington Bank and to their respective qualified beneficiaries, on and after the Effective Date, regardless of when the qualifying event occurred.

(e) Employment and Change in Control Agreements. First Merchants shall honor all obligations under any Arlington Bank employment and change in control agreements as described in the Arlington Bank Disclosure Letter.

8.3 Announcement; Press Releases. In connection with the execution of this Agreement, Arlington Bank and First Merchants intend to jointly issue a press release mutually acceptable to the parties. Except as otherwise required by law, neither First Merchants nor a First Merchants Subsidiary shall issue any additional press releases or make any other public announcements or disclosures relating to the Merger without the prior approval of Arlington Bank provided, however, that nothing in this Section 8.3 shall be deemed to prohibit any party from making any disclosure that its counsel deems necessary in order to satisfy such party’s disclosure obligation imposed by law.

8.4 Confidentiality. Each of First Merchants and FMB shall, and each shall use its best efforts to cause its officers, employees, and authorized representatives to, hold in strict confidence all confidential data and information obtained by them from Arlington Bank, unless such information (i) was already known to First Merchants prior to entering into discussions with Arlington Bank, (ii) becomes available to First Merchants from other sources, (iii) is independently developed by First Merchants, (iv) is disclosed by First Merchants with and in accordance with the terms of prior written approval of Arlington Bank, or (v) is or becomes readily ascertainable from public or published information or trade sources or public disclosure of such information is required by law or requested by a court or other governmental agency, commission, or regulatory body. First Merchants further agrees that in the event this Agreement is terminated, it will return to Arlington Bank, or will destroy, all information obtained by it regarding Arlington Bank, including all copies made of such information by First Merchants. This provision shall survive the Effective Date or the earlier termination of this Agreement.

8.5 Directors and Officers Insurance.

(a) For a period of at least six (6) years from the Effective Date (the “Tail Coverage Period”), First Merchants shall use its reasonable best efforts to obtain an endorsement to its director’s and officer’s liability insurance policy to cover the present and former officers and directors of Arlington Bank (determined as of the Effective Date) with respect to claims against such directors and officers arising from facts or events which occurred before the Effective Date, which insurance shall contain at least the same coverage and amounts, and contain terms and conditions no less advantageous, as that coverage currently provided by Arlington Bank; provided however, that if First Merchants is unable to obtain such endorsement, then Arlington Bank may purchase tail coverage under its existing director and officer liability insurance policy for such claims; provided further that in no event shall First Merchants be required to expend in the aggregate during the Tail Coverage Period more than $25,000 (the “Insurance Amount”) to maintain or procure Arlington Bank’s current directors’ and officers’ insurance coverage; provided further, that if First Merchants is unable to maintain or obtain the insurance called for by this Section 8.5, First Merchants shall use its reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount; provided, further, that officers and directors of Arlington Bank may be required to make application and provide customary representations and warranties to First Merchants’ insurance carrier for the purpose of obtaining such insurance.

(b) Following the Effective Date, First Merchants will provide any Arlington Bank or Subsidiary officers, directors and employees who become officers, directors and employees of the Surviving Corporation or its subsidiaries with the same directors and officers liability insurance coverage and indemnification protections that First Merchants provides to other officers, directors and employees of First Merchants or its subsidiaries. In addition, First Merchants further agrees to indemnify and advance expenses to the current and former directors and officers of Arlington Bank after the Effective Date, for all actions taken by them prior to the Effective Date in their respective capacities as directors and officers of Arlington Bank to the same extent (and subject to the same limitations) as the indemnification provided by Arlington Bank under its Articles of Incorporation, Bylaws and Constitution (as applicable) to such directors and officers immediately prior to the Effective Date and as permitted under applicable law. Notwithstanding the foregoing, the indemnity obligations contained herein shall be limited as may be required by applicable federal banking laws and regulations.

(c) All rights to indemnification and exculpation from liabilities for acts or omissions occurring on or prior to the Effective Date now existing in favor of the current or former directors or officers of Arlington Bank as provided in its Articles of Incorporation, Bylaws and Constitution and any existing indemnification agreements or arrangements of Arlington Bank described in the Arlington Bank Disclosure Letter, shall survive the Merger and shall continue in full force and effect in accordance with their terms to the extent permitted by law, and shall be honored by First Merchants following the Effective Date with respect to acts or omissions of such individuals occurring or alleged to occur on or prior to the Effective Date.

(d) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action suit, proceeding or investigation in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Date, a director or officer of Arlington Bank (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of Arlington Bank or any of its predecessors or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or on or after the Effective Date, the parties hereto agree to cooperate and use their best reasonable efforts to defend against and respond thereto.

(e) If First Merchants shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any entity, then and in each case, proper provision shall be made so that the successors and assigns of First Merchants shall assume the obligations set forth in this Section 8.5.

8.6 SEC and Other Reports. Promptly upon its becoming available, First Merchants shall furnish to Arlington Bank one (1) copy of each financial statement, report, notice, or proxy statement sent by First Merchants to its shareholders generally and of each regular or periodic report, registration statement or prospectus filed by First Merchants with the SEC or any successor agency, and of any notice or communication received by First Merchants from the SEC, which is not available on the SEC’s EDGAR internet database.

8.7 First Merchants Disclosure Letter. First Merchants shall supplement, amend and update as of the Effective Date the First Merchants Disclosure Letter with respect to any matters hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the First Merchants Disclosure Letter. If, at any time prior to the Effective Date, First Merchants becomes aware of a fact or matter that might indicate that any of the representations and warranties of First Merchants herein may be untrue, incorrect or misleading in any material respect, First Merchants shall promptly disclose such fact or matter to First Merchants in writing.

8.8 Adverse Actions. Neither First Merchants nor any First Merchants Subsidiary shall (a) take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code; or (b) knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any respect at any time at or prior to the Effective Date, (ii) any of the conditions to the Merger set forth in Section 9 not being satisfied, (iii) a material violation of any provision of this Agreement, or (iv) a material delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation.

8.9 Cooperation. First Merchants shall generally cooperate with Arlington Bank and its officers, employees, attorneys, accountants and other agents, and, generally, do such other acts and things in good faith as may be reasonable, necessary or appropriate to timely effectuate the intents and purposes of this Agreement and the consummation of the transactions contemplated hereby.

8.10 Preservation of Business. On and after the date of this Agreement and until the Effective Date or until this Agreement is terminated as herein provided, First Merchants and the First Merchants Subsidiaries shall (a) except as set forth in the First Merchants Disclosure Letter, carry on their business diligently, substantially in the same manner as heretofore conducted, and in the ordinary course of business; (b) use commercially reasonable efforts to preserve their business organizations intact, to keep their present officers and employees and to preserve their present relationship with customers and others having business dealings with them; and (c) not do or fail to do anything which will cause a material breach of, or material default in, any contract, agreement, commitment, obligation, understanding, arrangement, lease or license to which they are a party or by which they are or may be subject or bound.

8.11 Regional Board. All members of the Board of Directors of Arlington Bank, who have agreed to serve in such capacity and would not be otherwise prohibited to serve under applicable law, shall be appointed to FMB’s Ohio regional advisory board, as soon as practicable after the Effective Date, and in no event later than sixty (60) days after the Effective Date.

8.12 Restricted Stock Awards. Immediately following the Effective Date, in exchange for continued employment with First Merchants or FMB, First Merchants will award restricted shares of First Merchants Common Stock to each executive officer of Arlington Bank set forth in the First Merchants Disclosure Letter, in the amount set forth opposite his or her name. Each such award shall be made pursuant to First Merchants’ 2009 Long-Term Equity Incentive Plan (the “Plan”), based upon terms and conditions substantially similar to those included with awards under the Plan made to management employees of First Merchants or FMB holding positions similar to each such executive officer of Arlington Bank.

SECTION 9

CONDITIONS PRECEDENT TO THE MERGER

The obligation of each of the parties hereto to consummate the transactions contemplated by this Agreement is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Date:

9.1 Shareholder Approval. The shareholders of Arlington Bank shall have approved the Merger as required by applicable law.

9.2 Registration Statement Effective. First Merchants shall have registered its shares of First Merchants Common Stock to be issued to shareholders of Arlington Bank in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and “blue sky” approvals and authorizations required to offer and sell such shares, if any, shall have been received by First Merchants. The Registration Statement shall have been declared effective by the SEC and no stop order shall have been issued or threatened. The shares of First Merchants Common Stock shall have been listed for trading on the NASDAQ Global Select Market (subject to official notice of issuance).

9.3 Tax Opinion.

(a) First Merchants shall have received an opinion of Bingham Greenebaum Doll LLP, in form and substance reasonably acceptable to the parties, dated on or about the effectiveness of the Registration Statement to the effect that the Merger effected pursuant to this Agreement shall constitute a reorganization within the meaning of Section 368(a) of the Code. Such opinion shall rely upon factual representations received from Arlington Bank and First Merchants, which representations may take the form of written certifications.

(b) Arlington Bank shall have received a letter from Bingham Greenebaum Doll LLP addressed to the shareholders of Arlington Bank, in form and substance reasonably acceptable to the parties, dated as of the Effective Date, to the effect that such shareholders shall be permitted to rely on the opinion referred to in Section 9.3(a) above.

9.4 Regulatory Approvals. The FDIC, the Indiana Department of Financial Institutions and the Ohio Superintendent shall have authorized and approved the Merger and the transactions related thereto. In addition, all appropriate orders, consents, approvals and clearances from all other regulatory agencies and governmental authorities whose orders, consents, approvals or clearances are required by law for consummation of the transactions contemplated by this Agreement shall have been obtained. All regulatory approvals remain in full force and effect and all statutory waiting periods shall have expired or been terminated.

9.5 Officer’s Certificate. First Merchants and Arlington Bank shall have delivered to each other a certificate signed by their respective Chairman or President and their Secretary, dated the Effective Date, certifying that (a) all of the representations and warranties of their respective corporations are true, accurate and correct in all material respects on and as of the Effective Date, except that representations and warranties that are qualified by materiality or a Material Adverse Effect shall be true and correct in all respects, and provided that for those representations and warranties which address matters only as of an earlier date, then they shall be tested as of such earlier date; (b) all the covenants of their respective corporations have been complied with in all material respects from the date of this Agreement through and as of the Effective Date; and (c) their respective corporations have satisfied and fully complied with in all material respects all conditions necessary to make this Agreement effective as to them. Additionally, Arlington Bank shall certify as to the number of shares of its capital stock are issued and outstanding as of the Effective Date.

9.6 No Judicial Prohibition. Neither Arlington Bank nor First Merchants shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger.

9.7 Arlington Bank Fairness Opinion. Arlington Bank shall have obtained the Arlington Bank Fairness Opinion. Such opinion shall be provided orally to Arlington Bank Board of Directors on or prior to the date hereof and a written copy of such fairness opinion shall be delivered to Arlington Bank as soon as reasonably practicable thereafter, but in no event later than fifteen (15) days following the date hereof.

SECTION 10

TERMINATION OF MERGER

10.1 Manner of Termination. This Agreement and the transactions contemplated hereby may be terminated at any time prior to the Effective Date by written notice delivered by First Merchants to Arlington Bank or by Arlington Bank to First Merchants only for the following reasons:

(a) By the mutual consent of First Merchants and Arlington Bank, if the Board of Directors of each so determines by vote of a majority of the members of its entire Board;

(b) By First Merchants or Arlington Bank, if its respective Board of Directors so determines by vote of a majority of the members of its entire Board, in the event of either: (i) a material breach by the other party of any representation or warranty contained herein which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach; (ii) a material breach by the other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach; or (iii) any event, fact or circumstance shall have occurred with respect to the other party that has had or could be reasonably expected to have a Material Adverse Effect on such party;

(c) by either First Merchants or Arlington Bank, in the event of the failure of Arlington Bank’s shareholders to approve the Agreement at the Shareholder Meeting; provided, however, that Arlington Bank shall only be entitled to terminate the Agreement pursuant to this clause if it has complied in all material respects with its obligations under Section 7.1;

(d) by either First Merchants or Arlington Bank, if either (i) any approval, consent or waiver of any governmental or regulatory authority, agency, court, commission, or other administrative entity (“Governmental Entity”) required to permit consummation of the transactions contemplated by this Agreement shall have been denied and such denial has become final and non-appealable or (ii) any court or other Governmental Entity of competent jurisdiction shall have issued a final, unappealable order enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement;

(e) By Arlington Bank or First Merchants, if the transaction contemplated herein has not been consummated by December 31, 2017; provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein;

(f) By Arlington Bank, in accordance with the terms of Section 7.5(b) of this Agreement;

(g) By First Merchants, if Arlington Bank’s Board of Directors fails to make, withdraws or modifies its recommendation for Arlington Bank’s shareholders to vote in favor of the Merger following receipt of a written proposal for an Acquisition Proposal;

(h) By First Merchants, (i) if Arlington Bank breaches in any material respect its notice obligations under Section 7.5(c) or (ii) if within sixty (60) days after giving First Merchants written notice pursuant to Section 7.5(c) of an Acquisition Proposal, Arlington Bank does not terminate all discussions, negotiations and information exchanges related to such Acquisition Proposal and provide First Merchants with written notice of such termination; or

(i) By Arlington Bank, if Arlington Bank’s Board of Directors so determines by a majority vote of the members of such Board, at any time during the five (5) business day period commencing on the Determination Date if both of the following conditions are satisfied:

(i) the FMC Market Value is less than 80% of the Initial FMC Market Value; and

(ii) the quotient obtained by dividing the FMC Market Value by the Initial FMC Market Value (“Buyer Ratio”) shall be less than the quotient obtained by dividing the Final Index Price by the Initial Index Price, minus 0.20 (the “Index Ratio”).

If Arlington Bank elects to exercise its termination right pursuant to this Section 10.1(i), it shall give prompt written notice thereof to First Merchants. During the five (5) business day period commencing with its receipt of such notice, First Merchants shall have the option to increase the Exchange Ratio, at its sole discretion, to (x) the quotient, the numerator of which is equal to the product of the Initial FMC Market Value, the Exchange Ratio (as then in effect) and the Index Ratio, and the denominator of which is equal to the FMC Market Value, or (y) the quotient determined by dividing the Initial FMC Market Value by the FMC Market Value, and multiplying the quotient by the product of the Exchange Ratio (as then in effect) and 0.80. If First Merchants so elects, it shall give, within such five (5) business day period, written notice to Arlington Bank of such election and the revised Exchange Ratio, whereupon no termination shall be deemed to have occurred pursuant to this Section 10.1(i) and this Agreement shall remain in full force and effect in accordance with its terms, except as the Exchange Ratio shall have been so modified.

For purposes of this Section 10.1(i), the following terms shall have the meanings indicated below:

“Determination Date” shall mean the later of the date on which (i) all regulatory approvals required pursuant to Section 9.4 (and waivers, if applicable) have been received (disregarding any waiting period), and (ii) the approval of this Agreement, the Merger and any other matter required to be approved by the shareholders of Arlington Bank in order to consummate the Merger and the transactions contemplated herein is obtained.

“Final Index Price” means the average of the closing price of the Index on each of ten (10) consecutive trading days immediately preceding the Determination Date.

“FMC Market Value” shall be the average of the daily closing sales prices of a share of First Merchants Common Stock as reported on NASDAQ for the ten (10) consecutive trading days immediately preceding the Determination Date.

“Index” means the NASDAQ Bank Index; provided, however, that if the NASDAQ Bank Index is not available for any reason, “Index” shall mean such substitute or similar index as substantially replicates the NASDAQ Bank Index.

“Initial FMC Market Value” means the average of the daily closing sales prices of a share of First Merchants Common Stock, as reported on NASDAQ, for the ten (10) consecutive trading days immediately preceding the date of this Agreement.

“Initial Index Price” means the average of the closing prices of the Index for the ten (10) consecutive trading days immediately preceding the date of this Agreement.

If First Merchants or any company belonging to the Index declares or effects a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to the outstanding common stock, and the record date therefor shall be after the date of this Agreement and prior to the Determination Date, the prices for the common stock of such company shall be proportionately and appropriately adjusted for the purpose of applying this Section 10.1(i).

(j) By First Merchants if greater than twenty percent (20%) of the outstanding shares of Arlington Bank Common Stock have become and remain Dissenting Shares as described in Section 4.

10.2 Effect of Termination. Except as provided below, in the event that this Agreement is terminated pursuant to the provisions of Section 10.1 hereof, this Agreement shall forthwith become void and, no party shall have any liability to any other party for costs, expenses, damages or otherwise, except that Sections 7.8, 8.4, 10.2, 13.9, and 13.12 shall survive any termination of this Agreement; provided, however, that notwithstanding the foregoing, in the event that this Agreement is terminated pursuant to Section 10.1(b)(i) and (ii) hereof on account of a willful breach of any of the representations and warranties set forth herein or any willful breach of any of the agreements set forth herein, then the non-breaching party shall be entitled to recover appropriate damages from the breaching party, including, without limitation, reimbursement to the non-breaching party of its costs, fees and expenses (including attorneys’, accountants’ and advisors’ fees and expenses) incident to the negotiation, preparation and execution of this Agreement and related documentation; provided further, however, that nothing in the foregoing proviso shall be deemed to constitute liquidated damages for the breach by a party of the terms of this Agreement or otherwise limit the rights of the non-breaching party. Notwithstanding the foregoing, in the event of termination by Arlington Bank in accordance with Section 10.1(f) or by First Merchants in accordance with Section 10.1(g), Section 10.1(h)(i) or Section 10.1(h)(ii), then Arlington Bank shall pay First Merchants the sum of Three Million Dollars ($3,000,000) as a termination fee. Such payment shall be made within ten (10) days of the date of notice of termination. First Merchants shall also be entitled to recover from Arlington Bank its reasonable attorneys’ fees incurred in the enforcement of this provision; provided that such amount shall not exceed $100,000. This termination fee payable by Arlington Bank constitutes liquidated damages and not a penalty and shall be the sole remedy of First Merchants in the event of termination of this Agreement based on Sections 10.1(f), 10.1(g), 10.1(h)(i) or 10.1(h)(ii).

SECTION 11

EFFECTIVE DATE OF MERGER

Subject to the terms and upon satisfaction of all requirements of law and the conditions specified in this Agreement, the Merger shall become effective at the close of business on the day specified (the “Effective Date”) in the Articles of Merger of Arlington Bank with and into FMB, as filed with the Secretary of State of the State of Indiana (the “Indiana Articles of Merger”), and in the Certificate of Merger of Arlington Bank with and into FMB, as filed with the Secretary of State of the State of Ohio (the “Ohio Certificate of Merger”). Unless otherwise agreed to by the parties, the Effective Date shall be no later than the last business day of the month in which both (a) any waiting period following the last approval of the Merger by a state or federal regulatory agency or governmental authority expires and (b) the conditions precedent to the Merger outlined in Section 9 have been satisfied.

SECTION 12

CLOSING

12.1 Closing Date and Place. The closing of the Merger (the “Closing”) shall take place at the main office of First Merchants on the Effective Date or at such other time and place as mutually agreed to by First Merchants and Arlington Bank.

12.2 Merger-Articles of Merger/Certificate of Merger. Subject to the provisions of this Agreement, on the Effective Date, the Articles of Merger shall be duly filed with the Secretary of State of the State of Indiana and the Certificate of Merger shall be duly filed with the Secretary of State of the State of Ohio.

SECTION 13

MISCELLANEOUS

13.1 Effective Agreement. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but none of the provisions hereof shall inure to the benefit of any other person, firm, or corporation whomsoever; except that (a) the terms and provisions of Sections 8.2(c) and 8.5 of this Agreement shall inure to the benefit of the current and former employees, officers and directors of Arlington Bank, as applicable, as specified in such sections and shall be enforceable by such individuals against First Merchants, and (b) the terms and provisions of Section 3.4 shall inure to the benefit of the former shareholders of Arlington Bank. Neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned or transferred by either party hereto without the prior written consent of the other party.

13.2 Waiver; Amendment.

(a) First Merchants, FMB and Arlington Bank may, by an instrument in writing executed in the same manner as this Agreement: (i) extend the time for the performance of any of the covenants or agreements of the other party under this Agreement; (ii) waive any inaccuracies in the representations or warranties of the other party contained in this Agreement or in any document delivered pursuant hereto or thereto; (iii) waive the performance by the other party of any of the covenants or agreements to be performed by it or them under this Agreement; or (iv) waive the satisfaction or fulfillment of any condition the nonsatisfaction or nonfulfillment of which is a condition to the right of the party so waiving to terminate this Agreement. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other or subsequent breach hereunder.

(b) Notwithstanding the prior approval by the shareholders of Arlington Bank, this Agreement may be amended, modified or supplemented by the written agreement of Arlington Bank, First Merchants and FMB without further approval of such shareholders, except that no such amendment, modification or supplement shall decrease the consideration specified in Section 3 hereof, or shall otherwise materially adversely affect the rights of the shareholders of Arlington Bank or the tax consequences of the Merger to the shareholders of Arlington Bank without the further approval of such shareholders.

13.3 Notices. Any and all notices or other communications required or permitted under this Agreement shall be in writing and shall be deemed to be given (i) when delivered in person, or (ii) on the day of transmission if sent via facsimile transmission to the facsimile number given below, provided telephonic confirmation of receipt is obtained promptly after completion of transmission, or (iii) on the fifth (5th) day after sent by certified or registered mail, postage prepaid, return receipt requested, addressed as follows:

If to First Merchants:	With a copy to:

200 E. Jackson Street Muncie, IN 47305 Attn: Brian T. Hunt, Esq., General Counsel FAX: (765) 741-7283	Bingham Greenebaum Doll LLP 2700 Market Tower 10 West Market Street Indianapolis, Indiana 46204-2982 Attn: Jeremy E. Hill, Esq. FAX: (317) 236-9907

If to Arlington Bank:	With a copy to:

2130 Tremont Center Upper Arlington, Ohio 43221 Attn: Thomas C. Westfall, President FAX:	Vorys, Sater, Seymour and Pease LLP 52 East Gay Street Columbus, Ohio 43215 Attn: Jeffrey E. Smith, Esq. FAX: 614-719-5246

or to such substituted address as any of them have given to the other in writing.

13.4 Headings. The headings in this Agreement have been inserted solely for the ease of reference and should not be considered in the interpretation or construction of this Agreement.

13.5 Severability. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal, or unenforceable provision or provisions had never been contained herein.

13.6 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute one and the same instrument. In addition, this

Agreement and the documents to be delivered hereunder may be executed by the parties hereto either manually or by facsimile signatures, each of which shall constitute an original signature.

13.7 Governing Law. This Agreement is executed in and shall be construed in accordance with the laws of the State of Ohio, without regard to choice of law principles.

13.8 Entire Agreement. This Agreement supersedes any other agreement, whether oral or written, among First Merchants, FMB and Arlington Bank, or any of them, relating to the matters contemplated hereby, and constitutes the entire agreement between the parties hereto.

13.9 Expenses. First Merchants, FMB and Arlington Bank shall each pay their own expenses incidental to the transactions contemplated hereby. It is understood that the fees of the investment bankers for the fairness opinion desired hereunder shall be borne by the engaging party whether or not the Merger is consummated. This provision shall survive the Effective Date or the earlier termination of this Agreement.

13.10 Securityholder Litigation. Each party shall notify the other party hereto in writing of any litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement that is brought, or, to the knowledge of either party, threatened in writing, against it and/or the members of its Board of Directors (any such litigation and/or the executive officers or members of the Board of Directors of a party (a “Transaction Litigation”)), and shall keep the other parties reasonably informed with respect to the status thereof. Each party shall give the other parties the opportunity to participate in the defense or settlement of any Transaction Litigation, and, except to the extent required by applicable law, none of the parties shall settle, agree to any undertakings or approve or otherwise agree to any waiver that may be sought in connection with such Transaction Litigation, without the prior written consent of the other parties (which shall not be unreasonably withheld, conditioned or delayed).

13.11 Certain Definitions. For purposes of this Agreement, “Arlington Bank’s Management” means any of James R. DeRoberts, Thomas C. Westfall, Nona A. Durham and Natalie A. Karas; and “First Merchants’ Management” means any of Michael C. Rechin, Mark K. Hardwick and Michael J. Stewart. The phrases “to the knowledge of”, “known to” and similar formulations with respect to Arlington Bank’s Management or First Merchants Management means matters that are within the actual conscious knowledge of such persons after due inquiry of other appropriate Arlington Bank or First Merchant and FMB, as applicable, employees. For purposes of this Agreement, “business day” means any day other than a Saturday, Sunday or other day that a federal savings bank or a national banking association is authorized or required by applicable law to be closed.

13.12 Survival of Contents. The provisions of Sections 7.8, 8.4, 8.5, 10.2, 13.9 and this Section 13.12 shall survive beyond the termination of this Agreement. The provisions of Sections 7.8, 8.2, 8.4, 8.5, 13.9 and this Section 13.12 shall survive beyond the Effective Date.

[THIS SPACE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, First Merchants, FMB and Arlington Bank have made and entered into this Agreement as of the day and year first above written and have caused this Agreement to be executed and attested by their duly authorized officers.

FIRST MERCHANTS CORPORATION

By:	/s/ Michael C. Rechin
Michael C. Rechin, President and Chief Executive Officer

FIRST MERCHANTS BANK

By:	/s/ Michael C. Rechin
Michael C. Rechin, President and Chief Executive Officer

THE ARLINGTON BANK

By:	/s/ James R. DeRoberts
James R. DeRoberts, Chairman and Chief Executive Officer

ANNEX B

SECTION 1701.85 OF THE OHIO GENERAL CORPORATION LAW

DISSENTERS’ RIGHTS

DISSENTERS’ RIGHTS UNDER

SECTION 1701.85 OF THE OHIO GENERAL CORPORATION LAW

1701.85 Dissenting shareholders - compliance with section - fair cash value of shares.

(A) (1)	A shareholder of a domestic corporation is entitled to relief as a dissenting shareholder in respect of the proposals described in sections 1701.74, 1701.76, and 1701.84 of the Revised Code, only in compliance with this section.

(2)	If the proposal must be submitted to the shareholders of the corporation involved, the dissenting shareholder shall be a record holder of the shares of the corporation as to which the dissenting shareholder seeks relief as of the date fixed for the determination of shareholders entitled to notice of a meeting of the shareholders at which the proposal is to be submitted, and such shares shall not have been voted in favor of the proposal.

(3)	Not later than twenty days before the date of the meeting at which the proposal will be submitted to the shareholders, the corporation may notify the corporation’s shareholders that relief under this section is available. The notice shall include or be accompanied by all of the following:

(a) A copy of this section;

(b) A statement that the proposal can give rise to rights under this section if the proposal is approved by the required vote of the shareholders;

(c) A statement that the shareholder will be eligible as a dissenting shareholder under this section only if the shareholder delivers to the corporation a written demand with the information provided for in division (A)(4) of this section before the vote on the proposal will be taken at the meeting of the shareholders and the shareholder does not vote in favor of the proposal.

(4)	If the corporation delivers notice to its shareholders as provided in division (A)(3) of this section, a shareholder electing to be eligible as a dissenting shareholder under this section shall deliver to the corporation before the vote on the proposal is taken a written demand for payment of the fair cash value of the shares as to which the shareholder seeks relief. The demand for payment shall include the shareholder’s address, the number and class of such shares, and the amount claimed by the shareholder as the fair cash value of the shares.

(5)	If the corporation does not notify the corporation’s shareholders pursuant to division (A)(3) of this section, not later than ten days after the date on which the vote on the proposal was taken at the meeting of the shareholders, the dissenting shareholder shall deliver to the corporation a written demand for payment to the dissenting shareholder of the fair cash value of the shares as to which the dissenting shareholder seeks relief, which demand shall state the dissenting shareholder’s address, the number and class of such shares, and the amount claimed by the dissenting shareholder as the fair cash value of the shares.

(6)	If a signatory, designated and approved by the dissenting shareholder, executes the demand, then at any time after receiving the demand, the corporation may make a written request that the dissenting shareholder provide evidence of the signatory’s authority. The shareholder shall provide the evidence within a reasonable time but not sooner than twenty days after the dissenting shareholder has received the corporation’s written request for evidence.

(7)

The dissenting shareholder entitled to relief under division (A)(3) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.80 of the Revised Code and a dissenting shareholder entitled to relief under division (A)(5) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.801 of the Revised Code shall be a record holder of the shares of the corporation as to which the dissenting shareholder seeks relief as of the date on which the agreement of merger was adopted by the directors of that corporation. Within twenty days after the dissenting shareholder has been sent the notice provided in section 1701.80 or 1701.801 of the Revised Code, the dissenting shareholder shall deliver to the corporation a written demand for payment with the same information as that provided for in division (A) (4) of this section.

(8)	In the case of a merger or consolidation, a demand served on the constituent corporation involved constitutes service on the surviving or the new entity, whether the demand is served before, on, or after the effective date of the merger or consolidation. In the case of a conversion, a demand served on the converting corporation constitutes service on the converted entity, whether the demand is served before, on, or after the effective date of the conversion.

(9)	If the corporation sends to the dissenting shareholder, at the address specified in the dissenting shareholder’s demand, a request for the certificates representing the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder, within fifteen days from the date of the sending of such request, shall deliver to the corporation the certificates requested so that the corporation may endorse on them a legend to the effect that demand for the fair cash value of such shares has been made. The corporation promptly shall return the endorsed certificates to the dissenting shareholder. A dissenting shareholder’s failure to deliver the certificates terminates the dissenting shareholder’s rights as a dissenting shareholder, at the option of the corporation, exercised by written notice sent to the dissenting shareholder within twenty days after the lapse of the fifteen-day period, unless a court for good cause shown otherwise directs. If shares represented by a certificate on which such a legend has been endorsed are transferred, each new certificate issued for them shall bear a similar legend, together with the name of the original dissenting holder of the shares. Upon receiving a demand for payment from a dissenting shareholder who is the record holder of uncertificated securities, the corporation shall make an appropriate notation of the demand for payment in its shareholder records. If uncertificated shares for which payment has been demanded are to be transferred, any new certificate issued for the shares shall bear the legend required for certificated securities as provided in this paragraph. A transferee of the shares so endorsed, or of uncertificated securities where such notation has been made, acquires only the rights in the corporation as the original dissenting holder of such shares had immediately after the service of a demand for payment of the fair cash value of the shares. A request under this paragraph by the corporation is not an admission by the corporation that the shareholder is entitled to relief under this section.

(B)

Unless the corporation and the dissenting shareholder have come to an agreement on the fair cash value per share of the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder or the corporation, which in case of a merger or consolidation may be the surviving or new entity, or in the case of a conversion may be the converted entity, within three months after the service of the demand by the dissenting shareholder, may file a complaint in the court of common pleas of the county in which the principal office of the corporation that issued the shares is located or was located when the proposal was adopted by the shareholders of the corporation, or, if the proposal was not required to be submitted to the shareholders, was approved by the directors. Other dissenting shareholders, within that three-month period, may join as plaintiffs or may be joined as defendants in any such proceeding, and any two or more such proceedings may be consolidated. The complaint shall contain a brief statement of the facts, including the vote and the facts entitling the dissenting shareholder to the relief demanded. No answer to a complaint is required. Upon the filing of a complaint, the court, on motion of the petitioner, shall enter an order fixing a date for a hearing on the complaint and requiring that a copy of the complaint and a notice of the filing and of the date for hearing be given to the respondent or defendant in the manner in which summons is required to be served or substituted service is required to be made in other cases. On the day fixed for the hearing on the complaint or any adjournment of it, the court shall determine from the complaint and from evidence submitted by either party whether the dissenting shareholder is entitled to be paid the fair cash value of any shares and, if so, the number and class of such shares. If the court finds that the dissenting shareholder is so entitled, the court may appoint one or more persons as appraisers to receive evidence and to recommend a decision on the amount of the fair cash value. The appraisers have power and authority specified in the order of their appointment. The court thereupon shall make a finding as to the fair cash value of a share and shall render judgment against the corporation for the payment of it, with interest at a rate and from a date as the court considers equitable. The costs of the proceeding, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable. The proceeding is a special proceeding and final orders in it may be vacated, modified, or reversed on appeal pursuant to the Rules of Appellate Procedure and, to the extent not in conflict with those rules, Chapter 2505. of the Revised Code. If, during the pendency of any proceeding instituted under this section, a suit or proceeding is or has been instituted to enjoin or otherwise to prevent the carrying out of the action as to which the shareholder has dissented, the proceeding instituted under this section shall be stayed until the final determination of the other suit or proceeding. Unless any provision in division (D) of this section is applicable, the fair cash value of the shares that is agreed upon by the parties or fixed under this section shall be paid within thirty days after the date of final determination of such value under this division, the effective date of the amendment to the articles, or the consummation of the other action involved, whichever occurs last. Upon the occurrence of the last such event, payment shall be made immediately to a holder of uncertificated securities entitled to payment. In the case of holders of shares represented by certificates, payment shall be made only upon and simultaneously with the surrender to the corporation of the certificates representing the shares for which the payment is made.

(C) (1)	If the proposal was required to be submitted to the shareholders of the corporation, fair cash value as to those shareholders shall be determined as of the day prior to the day on which the vote by the shareholders was taken and, in the case of a merger pursuant to section 1701.80 or 1701.801 of the Revised Code, fair cash value as to shareholders of a constituent subsidiary corporation shall be determined as of the day before the adoption of the agreement of merger by the directors of the particular subsidiary corporation. The fair cash value of a share for the purposes of this section is the amount that a willing seller who is under no compulsion to sell would be willing to accept and that a willing buyer who is under no compulsion to purchase would be willing to pay, but in no event shall the fair cash value of a share exceed the amount specified in the demand of the particular shareholder. In computing fair cash value, both of the following shall be excluded:

(a) Any appreciation or depreciation in market value resulting from the proposal submitted to the directors or to the shareholders;

(b) Any premium associated with control of the corporation, or any discount for lack of marketability or minority status.

(2)	For the purposes of this section, the fair cash value of a share that was listed on a national securities exchange at any of the following times shall be the closing sale price on the national securities exchange as of the applicable date provided in division (C)(1) of this section:

(a) Immediately before the effective time of a merger or consolidation;

(b) Immediately before the filing of an amendment to the articles of incorporation as described in division (A) of section 1701.74 of the Revised Code;

(c) Immediately before the time of the vote described in division (A)(1)(b) of section 1701.76 of the Revised Code.

(D) (1)	The right and obligation of a dissenting shareholder to receive fair cash value and to sell such shares as to which the dissenting shareholder seeks relief, and the right and obligation of the corporation to purchase such shares and to pay the fair cash value of them terminates if any of the following applies:

(a) The dissenting shareholder has not complied with this section, unless the corporation by its directors waives such failure;

(b) The corporation abandons the action involved or is finally enjoined or prevented from carrying it out, or the shareholders rescind their adoption of the action involved;

(c) The dissenting shareholder withdraws the dissenting shareholder’s demand, with the consent of the corporation by its directors;

(d) The corporation and the dissenting shareholder have not come to an agreement as to the fair cash value per share, and neither the shareholder nor the corporation has filed or joined in a complaint under division (B) of this section within the period provided in that division.

(2)	For purposes of division (D)(1) of this section, if the merger, consolidation, or conversion has become effective and the surviving, new, or converted entity is not a corporation, action required to be taken by the directors of the corporation shall be taken by the partners of a surviving, new, or converted partnership or the comparable representatives of any other surviving, new, or converted entity.

(E)	From the time of the dissenting shareholder’s giving of the demand until either the termination of the rights and obligations arising from it or the purchase of the shares by the corporation, all other rights accruing from such shares, including voting and dividend or distribution rights, are suspended. If during the suspension, any dividend or distribution is paid in money upon shares of such class or any dividend, distribution, or interest is paid in money upon any securities issued in extinguishment of or in substitution for such shares, an amount equal to the dividend, distribution, or interest which, except for the suspension, would have been payable upon such shares or securities, shall be paid to the holder of record as a credit upon the fair cash value of the shares. If the right to receive fair cash value is terminated other than by the purchase of the shares by the corporation, all rights of the holder shall be restored and all distributions which, except for the suspension, would have been made shall be made to the holder of record of the shares at the time of termination.

ANNEX C

OPINION OF BOENNING & SCATTERGOOD, INC.

January 24, 2017

Board of Directors

The Arlington Bank

2130 Tremont Center

Upper Arlington, OH 43221

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of shares of issued and outstanding common stock, $0.50 par value (the “Company Common Shares”), of The Arlington Bank (“Arlington”) of the Exchange Ratio (as defined below) to be received by such holders in the proposed merger (the “Proposed Merger”) of Arlington with an into First Merchants Bank, a wholly-owned subsidiary of First Merchants Corporation, as set forth in the Agreement and Plan of Reorganization dated January 24, 2017 (the “Merger Agreement”). First Merchants Corporation and First Merchants Bank are referred to individually and collectively herein as “First Merchants.” As detailed in the Merger Agreement, pursuant to the Proposed Merger, each Company Common Share issued and outstanding immediately prior to the effective time of the Proposed Merger will be converted into the right to receive 2.7245 shares of First Merchants common stock, no par value (the “Exchange Ratio”).

In arriving at our opinion, we have, among other things: (i) reviewed the historical financial performance, current financial position and general prospects of each of First Merchants and Arlington and reviewed certain internal financial analyses and forecasts prepared by the respective management teams of First Merchants and Arlington, (ii) reviewed the Merger Agreement, (iii) reviewed and analyzed the stock performance and trading history of First Merchants, (iv) studied and analyzed the consolidated financial and operating data of First Merchants and Arlington, (v) reviewed the pro forma financial impact of the Proposed Merger on First Merchants, based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies determined by the respective management teams of First Merchants and Arlington, (vi) considered the financial terms of the Proposed Merger as compared with the financial terms of comparable bank and bank holding company mergers and acquisitions, (vii) met and/or communicated with certain members of each of First Merchants’ and Arlington’s senior management to discuss their respective operations, historical financial statements and future prospects, and (viii) conducted such other financial analyses, studies and investigations as we deemed appropriate.

Our opinion is given in reliance on information and representations made or given by First Merchants, Arlington, and their respective officers, directors, auditors, counsel and other agents, and on filings, releases and other information issued by each of First Merchants and Arlington, including financial statements and financial projections, stock price data, as well as certain other information from recognized independent sources. We have not independently verified the information or data concerning First Merchants or Arlington nor any other data we considered in our review and, for purposes of the opinion set forth below, we have assumed and relied upon the accuracy and completeness of all such information and data. We have assumed that all forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates and good faith judgments of the respective management teams of First Merchants and Arlington as to their most likely future financial performance. We express no opinion as to any financial projections or the assumptions on which they are based. We have not conducted any valuation or appraisal of any assets or liabilities of First Merchants or Arlington, nor have any such valuations or appraisals been provided to us. Additionally, we assume that the Proposed Merger is, in all respects, lawful under applicable law.

4 Tower Bridge • 200 Barr Harbor Drive • West Conshohocken • PA 19428-2979

phone (610) 832-1212 • fax (610) 832-5301 • www.boenninginc.com • Member FINRA/SIPC

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Board of Directors

The Arlington Bank

January 24, 2017

With respect to anticipated transaction costs, purchase accounting adjustments, expected cost savings and other synergies and financial and other information relating to the general prospects of First Merchants and Arlington, we have assumed that such information has been reasonably prepared and reflects the best currently available estimates and good faith judgment of the respective management teams of First Merchants and Arlington as to their most likely future performance. We have further relied on the assurances of the respective management teams of First Merchants and Arlington that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We have assumed that the allowance for loan losses indicated on the balance sheet of each of First Merchants and Arlington is adequate to cover such losses; we have not reviewed loans or credit files of First Merchants or Arlington. We have assumed that all of the representations and warranties contained in the Merger Agreement and all related agreements are true and correct, that each party under the agreements will perform all of the covenants required to be performed by such party under the agreements, and that the conditions precedent in the agreements will not be waived. Also, in rendering our opinion, we have assumed that in the course of obtaining the necessary regulatory approvals for the consummation of the Proposed Merger, no conditions will be imposed that will have a material adverse effect on the combined entity or contemplated benefits of the Proposed Merger, including the cost savings and related expenses expected to result from the Proposed Merger.

Our opinion is based upon information provided to us by the respective management teams of First Merchants and Arlington, as well as market, economic, financial and other conditions as they exist and can be evaluated only as of the date hereof and accordingly, it speaks to no other period. We have not undertaken to reaffirm or revise this opinion or otherwise comment on events occurring after the date hereof and do not have an obligation to update, revise or reaffirm our opinion. Our opinion does not address the relative merits of the Proposed Merger or the other business strategies that Arlington’s Board of Directors has considered or may be considering, nor does it address the underlying business decision of Arlington’s Board of Directors to proceed with the Proposed Merger. We were not asked to and did not solicit or explore other strategic alternatives to the Proposed Merger. We are expressing no opinion as to the prices at which First Merchants’ securities may trade at any time. Nothing in our opinion is to be construed as constituting tax advice or a recommendation to take any particular tax position, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that First Merchants has obtained such advice as it deemed necessary from qualified professionals. Our opinion is for the information of Arlington’s Board of Directors in connection with its evaluation of the Proposed Merger and does not constitute a recommendation to the Board of Directors of Arlington in connection with the Proposed Merger or a recommendation to any shareholder of Arlington as to how such shareholder should vote or act with respect to the Proposed Merger. This opinion should not be construed as creating any fiduciary duty on Boenning & Scattergood, Inc.’s part to any party or person. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purpose, without our prior written consent, except that, if required by applicable law, this opinion may be referenced and included in its entirety in any filing made by First Merchants in respect to the Proposed Merger with the Securities and Exchange Commission; provided, however, any description of or reference to our opinion or to Boenning & Scattergood, Inc. be in a form reasonably acceptable to us and our counsel. We shall have no responsibility for the form or content of any such disclosure, other than the opinion itself.

Boenning & Scattergood, Inc., as part of its investment banking business, regularly is engaged in the valuation of assets, securities and companies in connection with various types of transactions, including mergers, acquisitions, private placements, public offerings and valuations for various other purposes, and in the determination of adequate consideration in such transactions. In the ordinary course of our business as a broker-dealer, we may,

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Board of Directors

The Arlington Bank

January 24, 2017

from time to time, purchase securities from, and sell securities to, First Merchants, Arlington, and/or their respective affiliates. In the ordinary course of business, we may also actively trade the securities of First Merchants for our own account and/or for the accounts of customers and accordingly may at any time hold a long or short position in such securities.

We are acting as Arlington’s financial advisor in connection with the Proposed Merger and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Proposed Merger. We will also receive a fee for rendering this opinion. Our fee for rendering this opinion is not contingent upon any conclusion that we may reach or upon completion of the Proposed Merger. Arlington has also agreed to indemnify us against certain liabilities that may arise out of our engagement.

Except for the arrangements between Boenning & Scattergood, Inc. and Arlington described in the preceding paragraph, Boenning & Scattergood, Inc. has not had any material relationship with either Arlington or First Merchants during the past two years in which compensation was received or was intended to be received. Boenning & Scattergood, Inc. may provide services to First Merchants in the future (and/or to Arlington if the Proposed Merger is not consummated), although as of the date of this opinion, there is no agreement to do so nor any mutual understanding that such services are contemplated.

This opinion has been approved by Boenning & Scattergood, Inc.’s fairness opinion committee. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Proposed Merger by any of the officers, directors, or employees of any party to the Merger Agreement, or any class of such persons, relative to the compensation to be received by the holders of Company Common Shares in the Proposed Merger.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio to be received by the holders of Company Common Shares pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Sincerely,

Boenning & Scattergood, Inc.

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